UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2025
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 7, 2025

BANCO BRADESCO S.A.

By:	/S/André Costa Carvalho
André Costa Carvalho Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Consolidated Financial Statements

in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Boards (IASB)

1Q25

Management Report

Dear Shareholders,

We hereby present the Consolidated Financial Statements of Banco Bradesco S.A. related to the first quarter of 2025. We follow all International Financial Reporting Standards (IFRS) practices issued by the International Accounting Standards Board (IASB).

Economic Comment

The Brazilian economy must have two distinct behaviors throughout this year. The record grain harvest harvested in the first quarter and the still heated labor market will boost the GDP as a whole in the first half of 2025. However, starting in the second half, the increase in the Selic rate and the reduction of the fiscal impulse should result in a slowdown of the economic activity. This movement must be reinforced by the slowdown in the global economy. Our projections indicate that the GDP should grow 1.8% in 2025.

The worsening inflation expectations and the strong foreign exchange devaluation in 2024 led the Central Bank of Brazil to raise the Selic rate to 14.25%. We believe that the growing uncertainty in the international scenario will cause the Central Bank of Brazil to stop the interest rate hike cycle at 14.75%, so that it can assess its next steps.

The US tariff policy has gone to the center of economic debates. The possibility of a trade dispute between the US and its main partners poses a risk to the performance of the global economy. The impacts of these measures are still uncertain, but US protectionism can bring opportunities to expand trade agreements between affected countries and open new markets to Brazilian exports.

Highlights in the period

In March 2025, Banco Bradesco S.A. ("Bradesco") held the Annual and Special Shareholders' Meetings, cumulatively, to approve the following matters: accounts of the Management and the Accounting Statements related to the fiscal year; allocation of the net income for the fiscal year 2024; election of the members of the Fiscal Council; establishment of the overall remuneration and pension funds, to the Management, for the fiscal year 2025; election of Mr. Rogério Pedro Câmara, as a member of the Board of Directors and partial amendment of the Bylaws.

In addition, Bradesco noticed to its shareholders and to the market in general that, in continuity with the Notice to the Market released on August 9, 2024, after verification of compliance with the previous conditions established in the documents, on February 10, 2025, the transaction was completed with John Deere Brasil S.A., in which Bradesco, through one of its indirect subsidiaries, then held 50% of the capital stock of Banco John Deere S.A.

Finally, Bradesco disclosed to its shareholders and to the market in general, the Relevant Fact regarding the Guidance, in compliance with Paragraph 4 of Article 157 of Law No. 6,404/76 and CVM Resolution No. 44/21, which presented to the market its growth projections for 2025.

highlighted information

1Q25

BOOK NET INCOME

R$5.7 bi

▲ +35.0% y/y

EARNINGS PER SHARE

R$0.50 common

R$0.56 preferred

BOOK VALUE PER SHARE

R$16.12

MARKET VALUE

R$127.0 bi

TIER I CAPITAL

13.0% ▲ +0.6% Q/Q ▲ +0.3% y/y

SHAREHOLDERS' EQUITY [1]

R$170.5 bi

▲ +2.8% y/y

INTEREST ON SHAREHOLDERS' EQUITY **R$3.3 bi** (gross)

EXPANDED LOAN PORTFOLIO
(Mar25 vs. Mar24)

R$1,005.1 bi (+12.9%)

INDIVIDUALS: **R$432.9 bi** (+16.2%)

COMPANIES: **R$572.3 bi** (+10.6%)

ALLOWANCE FOR EXPANDED LOANS [2]
(Mar25 vs. Mar24)

R$58.6 bi (+2.1%)

TOTAL DEPOSITS
(Mar25 vs. Mar24)

R$621.6 bi (+2.3%)

Time Deposits: **R$461.8 bi** (+5.3%)

Savings Deposits: **R$126.1 bi** (-1.0%)

Demand Deposits: **R$33.7 bi** (-19.5%)

SECURITIES
(Mar25 vs. Mar24)

R$791.9 bi (+6.4%)

FVOCI: **R$128.7 bi** (-40.3%)

FVPL: **R$418.6 bi** (+18.7%)

Amortized Cost: **R$244.6 bi** (+39.3%)

(1) Equity attributable to shareholders of the parent; and
(2) Includes expected credit losses on the expanded loan portfolio.

international operations

We offer a wide range of international services through our Corporate and Global Private Banking platforms, including foreign trade finance, foreign currency working capital, foreign exchange operations and international sureties for companies and individuals. Our service covers both the support of foreign multinational companies working in Brazil and Brazilian companies operating abroad. In addition, our employees act as facilitators between potential foreign clients and Bradesco Brasil.



London
New York
Luxembourg
Mexico
Miami
Hong Kong

Branches

New York

Banco Bradesco S.A.

Grand Cayman

Banco Bradesco S.A.

Representation Office

Hong Kong

Banco Bradesco S.A.

Guatemala

Representaciones Administrativas Internacionales

Subsidiaries

New York

Bradesco Securities, Inc.

Miami

Bradesco Bank

Bradesco Investments Inc.

Bradesco Global Advisors Inc.

Mexico

Bradescard México Sociedad de Responsabilidad Limitada

Luxembourg

Banco Bradesco Europa S.A

London

Bradesco Securities UK Limited

Hong Kong

Bradesco Securities Hong Kong Limited

Bradesco Trade Services Limited

My Account

International digital account

Opening of **240 thousand accounts** by 2025

With debit card accepted in **195 countries** and with automatic conversion to **180 currencies**

My Account is an international and digital Bradesco account that can be opened in the Bradesco App itself. In addition to the traditional card, it is now possible to have a virtual card, for purchases on websites and Apps, available for the Google Pay digital wallet and, soon, Apple Pay too.

- 100% digital journey
- Customized notice advising on an optimal exchange rate quotation
- Contactless payments by card or wallet
- Transfer between the Bradesco account and My Account at any time/day

bradesco bank

Bradesco's international platform in the USA, with a complete solution of products, banking services and investments for clients in the Private and Affluent segments, in addition to solutions for clients in the Corporate segment.

Net operating revenue
△ **31%** y/y

Net income
△ **53%** y/y

Assets under Custody (AuC) △ **20%** y/y

Loan portfolio △ **18%** y/y

Funding through deposits △ **21%** y/y

Individuals Solution

Banking

Full checking account for making **payments, transfers, online banking and international debit card** for purchases and withdrawals.

Credit Card

Visa card accepted in **195 countries** with exclusive benefits, including the **Livelo loyalty** program and **compatibility with digital wallets.**

Real Estate Financing

Support for the **acquisition of property** for **residents and non-residents in the USA**, with a team with a broad understanding of the market and process.

Investments

Private Client:

Investment solutions **adapted to the risk profile** of each client:

- Fixed income;
- ETFs;
- Investment Funds; e
- Structured Operations.

Affluent Client:

- Digital platform for investments in managed portfolios for the most diverse investor profiles.

Companies Solution

Cash Management

checking account, money market and remunerated deposits.

Payment

correspondent bank and international transfers.

Documentary Services

collection of exports and commercial letter credit.

Corporate Credit

financing of import, export and working capital.

Technology and innovation

Expanding with the strategic transformation plan and driving Bradesco's IT as a source of competitive advantage, we continue with the implementation of the new large-scale agile operating model – agile@scale. IT and Business unite even more in Tribes (structured by products and services) oriented to the needs and journey of clients, with end-to-end responsibilities, greater autonomy and shared common objectives, aiming to further improve the speed and quality of the solutions delivered to our clients. The structure of the model is growing with 10 Tribes already established, expanding our agile perimeter in the Organization. And in less than six months of performance, we have already been recognized by the program in one of the largest agility events in the country.

We are one of the pioneering banks in the adoption of multi-agents, a set of different Artificial Intelligence agents that work collaboratively in various roles and specialized activities (Product Owners, Developers, Solution Architect, etc.), accelerating the development of new solutions, with greater scalability. In addition to the use in credit models, multi-agents are being applied in the modernization of our systems, such as the Corporate Income Report and the Real Estate Loan Advance Amortization, with technically rewritten features for a micro-service architecture and in Cloud, resulting in a 30% increase in productivity.

We continue to intensify the use of generative AI that, in addition to *BIA Clientes*, which already serves more than 700 thousand clients, is now present in the analysis of letters of investment managers. The technology quantifies textual content, generates indicators and performs the analysis of client clusters and investments, providing a detailed and customized view on macroeconomics, product performance and management performance, facilitating more efficient decisions for institutional clients.

Digital channels continue to evolve in self-service solutions. In mobile, by the agreement between Bradesco and Western Union, the receipt of remittances from abroad can be done quickly and conveniently, 24/7, with automatic loan in the account. And the journeys of overdraft and products for Individuals were improved, such as purchase and renegotiation of INSS payroll loans, public and private and counter transactions (*CP balcão* - a type of short-term personal loan, offered directly in the branches – and in Bradesco, also in mobile with ease and speed in its purchase).

Pix has new services, such as the revitalization of the journeys for payment and transfer and the registration and management of keys. The disputed Pix, exclusive digital tool of Bradesco to contest transactions made, has also evolved into a more intuitive process. Other features are: contactless Pix that makes instant payments with NFC technology, hold your phone near the contactless terminal at checkout; and the Early Automatic Pix, which allows clients to set up payments, facilitating the authorization of recurrences in a safe and automated way. To intensify the protection of our clients, we implemented the facial biometrics in Pix carried out in the Apps for Individuals and Companies.

Corporate clients can issue bank payment slips directly with BIA by WhatsApp, generating and sharing in PDF with the payer, or copying and pasting the link in the conversation. MEI clients and other Corporate profiles with a single account holder can renegotiate debts directly through the Net Empresa App; and, by Internet Banking and the Bradesco Cartões App, where it is possible to download the invoice of Corporate and Business cards in PDF/Excel to facilitate the management.

We simplified the process of opening a Payroll account by reducing the number of mandatory fields by approximately 60%, improving the experience of companies. Bradesco Expresso now has automation in the validation of registration documents of the client when opening an account, which allows the resources of the new account to be used on the same day.

Investors can make the portability of assets from any bank or broker to Ágora, such as stocks, public and private securities. By Home for Investments on the App for Individuals, the client can view the position of the investments, updated profitability and use an investment simulator by objectives, consolidating their view of all investments in one place, through Open Finance.

Bradesco continues evolving and transforming to offer increasingly better solutions. The transformation movement completed its first year where we expanded the use of Cloud and AI, we modernized systems and deployed new work models that drive team productivity and time-to-market digital solutions, leveraging the customer experience. We continue to invest in the technology team with more than 1,400 new professionals and a management dedicated to talent, with development plan specialized in tech and innovation, and programs of attraction and training of professionals, such as PAFT, in partnership with Visionnaire and PUCPR. The results of this transformation lead to a more agile and customer-centric bank.

Products and services for the public sector

Exclusive structures serve the Public Sector throughout the country with Business Managers trained to offer products, services and solutions with quality and security to the Executive, Legislative and Judicial branches, federal, state and municipal authorities, as well as municipalities, public foundations, state-owned and mixed capital companies and the Armed and Auxiliary Forces. Every month, more than 11.1 million retirees and pensioners of the INSS receive their benefits at Bradesco, making it the highest payer among all the banks in the country.

We have nine Specialized Structures to assist governments, state capitals, courts, chambers, public prosecutor's offices, public defender's offices, and the Brazilian municipalities with the highest GDP. We also have 30 Retail Structures serving other municipalities and bodies. Find out more on bradescopoderpublico.com.br.

Human resources

Human Capital is one of the strategic pillars of the Organization, meaning it is a foundation of our business. Our model of Human Capital Management is founded on respect, transparency and continuous investment in the development of employees. We keep our teams motivated by means of career growth opportunities, recognition, training and development, differentiated compensation and benefits, besides appreciation of diversity and balance between work and personal life.

Much more than policies and practices, we consolidated a culture of respect spread by the awareness of the value of people, of their identities and competencies.

At the end of the period, the Organization had 83,365 employees: 71,953 of Bradesco and 11,412 of affiliated Companies.

For more information on Human Resources, visit the Human Capital Report, available on bradescori.com.br

Sustainability for Bradesco

Sustainability is one of our strategic drivers, also expressed in our Statement of Purpose. We believe that governance, management and engagement in environmental, social and governance (ESG) aspects are fundamental to sustainable growth and the generating long-term value for all our stakeholders. Our Sustainability Strategy is aligned with the Sustainable Development Goals (ONU), and it is based on ESG management and transparency.

As a key part of our strategic agenda, we are committed to financing sustainable businesses and continuously supporting our clients in transitioning to a greener, more resilient, and inclusive economy. We reaffirm our commitment to financing sustainable businesses, continuously supporting our clients in the transition toward a greener, more resilient, and inclusive economy. As of March 2025, we have allocated R$319 billion toward our expanded target of directing R$350 billion to sectors and activities with social and environmental benefits by the end of 2025.

Our performance in sustainability has been recognized in the main national and international indexes and ratings, such as the Dow Jones Sustainability Index of the New York Stock Exchange and the Corporate Sustainability Index (ISE) of B3. These indexes reflect our management and performance in long-term economic, environmental and social criteria.

To keep up with our initiatives, visit bradescori.com.br and bradescosustentabilidade.com.br websites.

Corporate governance

Bradesco observes and encourages good corporate governance practices, based mainly on legal and market demands, in order to ensure the interests of shareholders and other stakeholders. Our structure is well defined, enabling the guarantee and viability of adopting best practices. Thus, we make every effort to always be in compliance with such standards, seeking to generate sustainable value for our Organization.

The Shareholders' Meeting is the most important corporate event of our governance. In this meeting, the shareholders elect the members of the Board of Directors for a single two-year term of office. It is composed of eleven members, four of which are independent members. The body is responsible for establishing, supervising and monitoring the Banco Bradesco's corporate strategy, whose responsibility for implementation is of the Board of Executive Officers, in addition to reviewing the business action plans and policies. The positions of Chairman of the Board of Directors and Chief Executive Officer, under the Company's Bylaws, are not cumulative.

Assisted by a Governance Department, the Board of Directors ordinarily meets twelve times a year, and extraordinarily, when the interests of the company so require.

We also have Global Internal Audit, which is reports to the Board of Directors, in addition to seven committees, which also report to them. Of these, two are the statutory ones, which are the Audit and Remuneration Committees; and five are non-statutory ones, which are the Integrity & Ethical Conduct, Risks, Sustainability & Diversity, Nomination & Succession, and Strategy Committees.

Banco Bradesco's Board is the body responsible for representing the Organization, and the Board of Executive Officers is responsible for coordinating the execution of the strategy approved by the Board of Directors. It holds regular meetings every fortnight and special meetings whenever necessary, deliberating all subjects and matters essential to the fulfillment of our objectives and attributions. Executive Committees assist in the activities of the Board of Executive Officers, all regulated by their own bylaws.

In the role of Supervisory Body for the acts of the managers, and with permanent performance, we have the Fiscal Council, also elected by the shareholders and with a single term of one year. It is composed of five effective members, two of them are elected by minority shareholders and their respective alternates.

Our Organization is listed in Level 1 of Corporate Governance of B3 – Brazilian Exchange & OTC, and our practices attest to our commitment to the generation of value for shareholders, employees and society. Further information on corporate governance is available on the Investor Relations website (banco.bradesco/ri – Corporate Governance section).

Internal audit

It is the responsibility of the Global Internal Audit Department, which is subordinate and reports functionally, administrative and operationally to the Board of Directors of Banco Bradesco S.A., to consider, in the scope of its examinations/analyses, the effectiveness of corporate governance and risk management and controls; the reliability, effectiveness and integrity of management and operational information systems and processes; compliance with the legal, infralegal, regulatory framework, internal rules and codes of conduct applicable to members of the staff of the Organization; and the safeguarding of assets against their strategic goals and objectives.

The work is based on adherence to the mandatory elements of the International Professional Practices Framework (IPPF) of The Institute of Internal Auditors (IIA), including the Fundamental Principles for the Professional Practice of Internal Audit, the IIA Code of Ethics, the Code of Sector Ethics of the Internal Auditors of the Bradesco Organization and the internal guidelines defined by the Internal Audit Department within the scope of the Bradesco Organization and, where applicable, of third parties/suppliers.

Policy for distribution of dividends and interest on shareholders' equity

In the first quarter of 2025, Bradesco's Shares, with high level of liquidity (BBDC4), accounted for 3.0% of Ibovespa. Our shares are also traded abroad, on the New York Stock Exchange, by means of ADR – American Depositary Receipt – Level 2, and on the Stock Exchange of Madrid, Spain, through DRs, which integrate the Latibex Index.

Bradesco's securities also took part in other important indexes, such as the Special Tag-Along Stock Index (ITAG), the Special Corporate Governance Stock Index (IGC), and the Brazil Indexes (IBrX50 and IBr100). Bradesco's presence in these indexes strengthens our constant search for the adoption of good practices of corporate governance, economic efficiency, socio-environmental ethics and responsibility.

As minimum mandatory dividends, shareholders are entitled to 30% of the net income after legal deductions, in addition to the Tag Along of 100% for the common shares and of 80% for the preferred shares. Also, granted to the preferred shares are dividends 10% higher than those given to the common shares.

Integrated risk control

Corporate risk control management occurs in an integrated and independent manner, preserving and valuing collegiate decisions, developing and implementing methodologies, models and measurement and control tools. Adverse impacts may result from multiple factors and are reduced through the framework of risks and a sound governance structure, which involves the Integrated Risk Management and Capital Allocation Committee, the Risk Committee and the Board of Directors.

The Bradesco Organization has extensive operations in all segments of the market, and, like any large institution, is exposed to various risks. Thus, risk management is strategically highly important due to the increasing complexity of the products and services and, also, the globalization of our business. We constantly adopt mechanisms of identification and monitoring, making it possible to anticipate the development and implementation of actions to minimize any adverse impacts.

According to the list of risks, the relevant risks for the Organization are: Solvency and Profitability, Liquidity, Credit, Market, Operational, Compliance, Cybersecurity, Strategy, Social, Environmental, Climate, Model, Contagion, Reputation and Subscription. In an attempt to precipitate or reduce effects, in case they occur, we seek to identify and monitor any emerging risks, among them, issues related to global growth, international geopolitical issues and the economic and fiscal situation of Brazil. We also consider the risks posed by technological innovation in financial services.

Independent evaluation of models

Models are quantitative tools that provide a synthesis of complex issues, the standardization and automation of decision making, and the possibility of reusing internal and external information. This improves efficiency both by reducing the costs associated with manual analysis and decision making and by increasing accuracy. Its use is an increasingly widespread practice, especially due to technological advances and new artificial intelligence techniques.

We use models to support the decision-making process and to provide predictive information in various areas of the business, such as risk management, capital calculation, stress testing, pricing, as well as other estimates from models to assess financial or reputation impacts.

When it comes to simplifications of reality, models are subject to risks, which can lead to adverse consequences due to decisions based on incorrect or obsolete estimates or even inappropriate use. In order to identify and mitigate these risks, the Independent Model Validation Area (AVIM), with subordination to the Chief Risk Officer (CRO), it monitors the limitations and weaknesses of the models and respective action plans. Creates reports for the respective managers, the Internal Audit, and the Commission Models and Risk Committees. Concurrently, plays an active role in strengthening model usage by fostering a modeling culture and promoting the dissemination of best practices across the organization.

Compliance, integrity, ethics and competition

Seen as foundations of our values and drivers of daily interactions and decisions, the Compliance, Integrity and Competition Programs cover the entire Bradesco Organization, also extending to suppliers, services providers, business partners and correspondents in Brazil, and subsidiaries, elucidating the high standards of compliance, integrity, conduct and ethical principles that we have.

These principles are supported by policies, internal standards and training programs for professionals by aggregating excellence in procedures and controls and seeking prevention, identification, and reporting of Compliance Risks and any actions considered as a violation of the Code of Ethical Conduct, and/or indications of illegal activities, aimed at the adoption of appropriate measures. The control methodologies and procedures are objects of evaluation and constant improvement, in accordance with current and applicable laws and regulations, as well as with the best market practices and the support of the Organization's Board of Directors.

Independent audit

In compliance with the CVM Resolution No. 162/22 the Bradesco Organization has an Independent Audit Hiring Policy with guidelines in line with the applicable laws and regulations.

The Bradesco Organization hired services from KPMG Auditores Independentes Limited not related to the Financial Statements Consolidated Audit. These non-audit services do not constitute a conflict of interest or loss of independence in the execution of the audit work of the financial statements in accordance with the auditor's independence policies. Information related to the audit fees is made available annually in our Reference Form.

Social Investments

FUNDAÇÃO BRADESCO

Founded in 1956, Fundação Bradesco is the largest private social investment project in the country. Since it was established, it has invested in education as the cornerstone of the comprehensive development of children and young people throughout the country by promoting free education and standards of excellence on a wide range of levels.

All 40 school units are proprietary and are distributed in the 26 Brazilian states and the Federal District. They have primarily been set up in regions where there is severe socioeconomic vulnerability, helping to develop the region through the transformational impact on the lives of students and the communities around them, thereby shifting the educational reality of the entire country.

Fundação Bradesco supports each of its Basic Education students for approximately 13 years, equipping them with all the items needed to ensure equal learning in all regions of Brazil.

R$ 1.5 billion

Investment Forecast for 2025

These investments will enable:

R$1.2 billion are allocated for Activity Expenses.

R$337 million are for investments in infrastructure and Educational Technology.

SCHOOL NETWORK

Over 42,000 students will benefit primarily in Basic Education – Early Childhood Education to High School and Technical Professional Education throughout Brazil.

VIRTUAL SCHOOL

Around 1,8 million users are expected to complete at least one of the free crash courses available on the portal.

Recognitions

- The Bradesco Internship Program was recognized as one of the best in Brazil in the CIEE Award for Best Internship Programs 2024.
- Bradesco BBI is featured in the Global Finance Sustainable Awards as the best bank for Green, Social and Sustainable Bonds.
- For the fourth year Bradesco Asset is featured in the ranking Best Bank and Platform for Investments (MBPI), of Fundação Getúlio Vargas (Foundation). In 2025, in addition to occupying the first place as Best Bank for Investments, Bradesco was also first in the Retail, High Income, Muti-market, Fixed Income and Money Market categories.
- The Ombudsman of Bradesco received, for the 13th consecutive time, the Brazilian Ombudsman Award, organized by the Brazilian Association of Ombudsmen (ABO) and the Brazilian Association of Business-Customer Relations (Abrarec).
- Once again, Bradesco was elected one of the Top Companies 2025 on LinkedIn. The ranking presented the best companies with more than 5,000 employees to develop the careers in Brazil. Bradesco Expresso was featured in the categories of Best Contribution to Economic Mobility for Consumers and Best User/Customer Experience Initiative for Consumers, at the Innovation in Digital event – Banking Awards 2024, conducted by The Banker magazine, with the New Bradesco Expresso Platform project.

Acknowledgements

The results achieved in the first quarter show us the success of Bradesco Organization's strategy, based on quality and efficiency, always in line with the new market demands. For the advances, we would like to thank our shareholders and clients for their support and trust and our employees and other associates for their dedication.

Cidade de Deus, April 30, 2025

Board of Directors and Board of Executive Officers

Index of Notes to the Condensed Consolidated Interim Financial Statements

			R$ thousands
	Note	On March 31, 2025	On December 31, 2024
Assets			
Cash and balances with banks	5	134,006,535	146,614,670
Financial assets at fair value through profit or loss	6a	436,957,646	371,883,348
Financial assets at fair value through other comprehensive income	8	128,725,255	156,292,584
Financial assets at amortized cost			
- Loans and advances to financial institutions, net of provision for expected losses	10	168,393,333	196,233,298
- Loans and advances to customers, net of provision for expected losses	11	681,705,224	672,382,105
- Securities, net of provision for expected losses	9	244,582,526	266,991,967
- Other financial assets	16	82,647,277	81,195,242
Non-current assets held for sale	12	3,664,554	3,494,950
Investments in associates and joint ventures	13	12,085,618	11,029,012
Property and equipment	14	9,141,222	10,220,444
Intangible assets and goodwill	15	23,300,284	23,749,208
Current income and other tax assets		12,119,812	11,764,176
Deferred income tax assets	37	103,514,287	101,808,543
Other assets	16	13,806,131	15,824,815
Total assets		**2,054,649,704**	**2,069,484,362**

Liabilities			
Liabilities at amortized cost			
- Deposits from banks	17	346,270,569	361,818,310
- Deposits from customers	18	620,316,697	644,338,463
- Securities issued	19	263,185,676	257,977,344
- Subordinated debts	20	58,925,938	57,458,927
- Other financial liabilities	23	104,600,611	101,086,011
Financial liabilities at fair value through profit or loss	6c	15,442,153	16,240,611
Other financial instruments with credit risk exposure			
- Loan Commitments	11	2,384,531	2,447,791
- Financial guarantees	11	1,296,629	1,257,645
Insurance contract liabilities	21	389,530,479	378,792,820
Other provisions		19,843,954	20,033,774
Current income tax liabilities		1,175,259	2,043,616
Deferred income tax liabilities	37c	1,584,642	1,664,666
Other liabilities	23	59,041,739	55,381,892
Total liabilities		**1,883,598,877**	**1,900,541,870**
Equity	25		
Capital		87,100,000	87,100,000
Treasury shares		(168,625)	(568,728)
Capital reserves		35,973	35,973
Profit reserves		86,457,351	84,532,203
Additional paid-in capital		70,496	70,496
Accumulated Other comprehensive income/loss		(286,497)	(250,645)
Retained (losses)		(2,706,899)	(2,509,646)
Equity attributable to shareholders of the parent		**170,501,799**	**168,409,653**
Non-controlling interests		**549,028**	**532,839**
Total equity		**171,050,827**	**168,942,492**
Total equity and liabilities		**2,054,649,704**	**2,069,484,362**

The Notes are an integral part of the Consolidated Financial Statements.

		R$ thousands	
	Note	Three-month period ended on March 31	
		2025	2024
Interest and similar income		62,429,217	53,928,183
Interest and similar expenses		(40,083,757)	(35,877,711)
Net interest income	27	**22,345,460**	**18,050,472**
Fee and commission income	28	**7,301,544**	**6,639,174**
Net gains/(losses) on financial assets and liabilities at fair value through profit or loss	29	(1,345,227)	(1,073,146)
Net gains/(losses) on financial assets at fair value through other comprehensive income		148,813	(87,916)
Net gains/(losses) on foreign currency transactions		(1,097,074)	(977)
Gross profit from insurance and pension plans	32	2,464,676	1,495,200
- Insurance and pension income		15,265,936	13,843,207
- Insurance and pension expenses		(12,801,260)	(12,348,007)
Other operating income		**171,188**	**333,161**
Expected loss on loans and advances	11	(7,454,827)	(6,817,639)
Expected loss on other financial assets	8 and 9	343,606	(291,413)
Personnel expenses	33	(5,871,508)	(5,274,886)
Other administrative expenses	34	(4,140,211)	(3,913,278)
Depreciation and amortization	35	(1,670,985)	(1,519,257)
Other operating income/(expenses)	36	(5,349,247)	(3,370,025)
Other operating expense		**(24,143,172)**	**(21,186,498)**
Income before income taxes and share of profit of associates and joint ventures		**5,675,020**	**3,836,309**
Share of profit of associates and joint ventures	13	387,898	464,155
Income before income taxes		**6,062,918**	**4,300,464**
Income tax benefit / (expense)	37	(387,256)	(97,696)
Net income for the period		**5,675,662**	**4,202,768**
Attributable to shareholders:			
Shareholders of the parent		5,604,829	4,120,943
Non-controlling interests		70,833	81,825
Basic and diluted earnings per share based on the weighted average number of shares outstanding (expressed in R$ per share):			
– Earnings per common share	26	0.50	0.37
– Earnings per preferred share	26	0.56	0.41

The Notes are an integral part of the Consolidated Financial Statements.

	Note	R$ thousands	
		Three-month period ended on March 31	
		2025	2024
Net income for the period		**5,675,662**	**4,202,768**
Items that are or may be reclassified to the consolidated statement of income			
Financial assets at fair value through other comprehensive income			
- Net change in fair value		1,746,997	(1,709,565)
- Gains/(losses) reclassified to profit or loss	30	148,813	(87,916)
- Tax effect		(673,821)	856,073
Unrealized gains/(losses) on hedge	7		
- Cash flow hedge		(185,343)	84,949
- Hedge of investment abroad		390,123	(189,173)
- Tax effect		(102,318)	50,291
Foreign exchange differences on translations of foreign operations			
Foreign currency translation differences of foreign operations		(199,747)	98,327
Items that will not be reclassified to the consolidated statement of income			
Net change in fair value of equity instruments at fair value through other comprehensive income		(1,533,732)	(1,424,044)
Tax effect		538,937	498,989
Other		(165,761)	143,747
Total other comprehensive income/(loss)		**(35,852)**	**(1,678,322)**
Total comprehensive income		**5,639,810**	**2,524,446**
Attributable to shareholders:			
Shareholders of the parent		5,568,977	2,442,621
Non-controlling interests		70,833	81,825

The Notes are an integral part of the Consolidated Financial Statements.

R$ thousands

	Capital	Treasury shares	Capital reserves	Profit reserves		Additional paid-in capital	Other comprehensive income	Accumulated profit/(loss)	Equity attributable to controlling shareholders of the parent	Non-controlling shareholders	Total
				Legal	Statutory						
Balance on December 31, 2023	**87,100,000**	**-**	**35,973**	**13,340,705**	**63,389,338**	**70,496**	**3,159,773**	**(765,320)**	**166,330,965**	**683,159**	**167,014,124**
Net income	-	-	-	-	-	-	-	4,120,943	4,120,943	81,825	4,202,768
Financial assets at fair value through other comprehensive income	-	-	-	-	-	-	(1,945,117)	-	(1,945,117)	-	(1,945,117)
Foreign currency translation adjustment	-	-	-	-	-	-	98,327	-	98,327	-	98,327
Other	-	-	-	-	-	-	143,747	24,721	168,468	-	168,468
Comprehensive income	**-**	**-**	**-**	**-**	**-**	**-**	**(1,703,043)**	**4,145,664**	**2,442,621**	**81,825**	**2,524,446**
Increase of non-controlling shareholders' interest	-	-	-	-	-	-	-	-	-	(4,002)	(4,002)
Transfers to reserves	-	-	-	210,544	1,384,726	-	-	(1,595,270)	-	-	-
Acquisition of treasury shares	-	(293,398)	-	-	-	-	-	-	(293,398)	-	(293,398)
Interest on Shareholders' Equity Dividends paid and/or provisioned	-	-	-	-	-	-	-	(2,615,616)	(2,615,616)	(126,646)	(2,742,262)
Balance on March 31, 2024	**87,100,000**	**(293,398)**	**35,973**	**13,551,249**	**64,774,064**	**70,496**	**1,456,730**	**(830,542)**	**165,864,572**	**634,336**	**166,498,908**
Balance on December 31, 2024	**87,100,000**	**(568,728)**	**35,973**	**14,294,978**	**70,237,225**	**70,496**	**(250,645)**	**(2,509,646)**	**168,409,653**	**532,839**	**168,942,492**
Net income	-	-	-	-	-	-	-	5,604,829	5,604,829	70,833	5,675,662
Financial assets at fair value through other comprehensive income	-	-	-	-	-	-	329,656	-	329,656	-	329,656
Foreign currency translation adjustment	-	-	-	-	-	-	(199,747)	-	(199,747)	-	(199,747)
Other	-	-	-	-	-	-	(165,761)	-	(165,761)	-	(165,761)
Comprehensive income	**-**	**-**	**-**	**-**	**-**	**-**	**(35,852)**	**5,604,829**	**5,568,977**	**70,833**	**5,639,810**
Capital increase/decrease with reserves	-	-	-	-	-	-	-	-	-	(54,644)	(54,644)
Transfers to reserves	-	-	-	290,104	2,257,768	-	-	(2,547,872)	-	-	-
Acquisition of treasury shares	-	(222,621)	-	-	-	-	-	-	(222,621)	-	(222,621)
Cancellation of treasury shares	-	622,724	-	-	(622,724)	-	-	-	-	-	-
Interest on Shareholders' Equity Dividends paid and/or provisioned	-	-	-	-	-	-	-	(3,254,210)	(3,254,210)	-	(3,254,210)
Balance on March 31, 2025	**87,100,000**	**(168,625)**	**35,973**	**14,585,082**	**71,872,269**	**70,496**	**(286,497)**	**(2,706,899)**	**170,501,799**	**549,028**	**171,050,827**

The Notes are an integral part of the Consolidated Financial Statements.

	R$ thousands	
	Three-month period ended on March 31	
	2025	2024
Operating activities		
Income before income taxes	**6,062,918**	**4,300,464**
Adjustments to reconcile income before income tax to net cash flow from operating activities:		
Expected loss on loans and advances	7,454,827	6,817,639
Change in insurance contract liabilities	9,832,539	11,739,791
Net Gains/(Losses) on financial assets at fair value through other comprehensive income	(148,813)	87,916
Expenses with provisions and contingent liabilities	1,589,708	1,417,543
(Gain)/Loss due to impairment of assets	(343,606)	291,413
Depreciation	538,731	624,056
Amortization of intangible assets	1,132,254	1,033,059
Share of profit of associates and joint ventures	(387,898)	(464,155)
(Gains)/Losses on disposal of non-current assets held for sale	(75,137)	(1,645)
(Gains)/Losses from disposal of property and equipment	5,575	(17,407)
(Gains)/Losses on the sale of investments in associates	20,782	11,645
Effect of changes in foreign exchange rates on cash and cash equivalents	172,089	190,229
(Increase)/Decrease in assets	**(108,007,101)**	**(43,951,385)**
Compulsory deposits with the Central Bank	3,970,539	4,657,138
Loans and advances to financial institutions	(137,683)	3,148,870
Loans and advances to customers	(44,900,431)	(41,377,398)
Financial assets at fair value through profit or loss	(61,640,118)	11,061,807
Other assets	(5,299,408)	(21,441,802)
Increase/(Decrease) in Changes in Liabilities	**(3,972,182)**	**34,026,551**
Deposits from banks	(5,727,871)	18,405,033
Deposits from customers	(11,839,433)	(4,110,010)
Financial liabilities at fair value through profit or loss	(798,458)	10,953,978
Insurance contract liabilities	905,120	(2,889,773)
Other provisions	(1,779,528)	(1,886,908)
Other liabilities	15,267,988	13,554,231
Cash generated by operations	**(86,125,314)**	**16,105,714**
Interest received on financial assets at FVTPL and amortized costs	27,671,436	23,671,789
Interest paid on finacial assets at FVTPL and amortized cost	(22,002,203)	(19,958,425)
Income tax and social contribution paid	(2,805,975)	(2,135,802)
Net cash provided by/(used in) operating activities	**(83,262,056)**	**17,683,276**
Investing activities		
(Acquisition) of financial assets at fair value through other comprehensive income	(7,957,379)	(16,649,702)
Disposal of financial assets at fair value through other comprehensive income	34,477,344	14,797,503
Maturity of financial assets at amortized cost	37,350,506	14,227,995
(Acquisition) of financial assets at amortized cost	(17,584,556)	(16,301,846)
Disposal of non-current assets held for sale	143,395	151,946
(Acquisitions) of investments in associates	(2,721,830)	-
Dividends and interest on equity received	-	72,468
(Acquisition) of property and equipment	(1,784,975)	(383,241)
Proceeds from sale of property and equipment	160,715	177,312
(Acquisition) of intangible assets	(683,330)	(1,373,809)
Interest received on financial assets at FVTPL and amortized costs	10,589,302	8,061,688
Net cash provided by / (used in) investing activities	**51,989,192**	**2,780,314**
Financing activities		
Funds from securities issued	22,064,677	22,110,088
Payments on securities issued	(15,034,847)	(16,835,596)
Funds from subordinated debt issued	5,555,700	-
Payments on subordinated debts	(4,740,080)	(297,329)
Lease payments	(372,709)	(366,928)
Non-controlling interests in subsidiaries	(54,644)	(130,648)

	R$ thousands	
	Three-month period ended on March 31	
	2025	**2024**
Interest paid on finacial assets at FVTPL and amortized cost	(8,557,815)	(4,739,529)
Interest on shareholders´ equity/dividends paid	(3,995,780)	(504,098)
Acquisition of treasury shares	(222,621)	(293,398)
Net cash provided by/(used in) financing activities	**(5,358,119)**	**(1,057,438)**
Increase/(Decrease) in cash and cash equivalents	**(36,630,983)**	**19,406,152**
Cash and cash equivalents		
At the beginning of the period	208,023,801	186,790,580
Effect of changes in foreign exchange rates on cash and cash equivalents	(172,089)	(190,229)
At period end	171,220,729	206,006,503
Increase/(Decrease) in cash and cash equivalents	**(36,630,983)**	**19,406,152**

The Notes are an integral part of the Consolidated Financial Statements.

1) GENERAL INFORMATION

Banco Bradesco S.A. ("Bradesco", the "Bank", the "Company" or, together with its subsidiaries, the "Group") is a publicly traded company established according to the laws of the Federative Republic of Brazil with headquarters in the city of Osasco, state of São Paulo, Brazil.

Bradesco is a bank that provides multiple services within two segments: banking and insurance. The Bank is subject to the Brazilian banking regulations and operates throughout all of Brazil. The banking segment includes a range of banking activities, serving individual and corporate customers in the following operations: investment banking, national and international banking operations, investment fund management and consortium administration. The insurance segment covers life, pension, health and non-life portfolio.

The retail banking products include demand deposits, savings deposits, time deposits, mutual funds, foreign exchange services and a range of loans and advances, including overdrafts, credit cards and loans with repayments in installments. The services provided to corporate entities include fund management and treasury services, foreign exchange operations, corporate finance and investment banking services, hedge and finance operations including working capital financing, lease and loans with repayments in installments. These services are provided, mainly, in domestic markets, but also include international services on a smaller scale.

The Company was originally listed on the São Paulo Stock Exchange ("B3") and then subsequently on the New York Stock Exchange ("NYSE").

The consolidated financial statements were approved by the Board of Directors on April 30, 2025.

2) MATERIAL ACCOUNTING POLICIES

These condensed consolidated interim financial statements were prepared in accordance with the international accounting standard IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB).

The preparation of the condensed consolidated interim financial statements requires the use of estimates and assumptions which affect the reported amounts of assets and liabilities, as well as the disclosure of contingent assets and liabilities at the date of the financial statements, and the profit and loss amounts for the year. The condensed consolidated interim financial statements also reflect various estimates and assumptions including, but not limited to: adjustments to the provision for expected losses associated with the credit risk of financial assets and liabilities; estimates of the fair value of financial instruments; depreciation and amortization rates; impairment losses on non-financial assets; the useful life of intangible assets; evaluation of the realization of deferred tax assets; assumptions for the calculation of insurance contract liabilities; provisions for contingencies and provisions for potential losses arising from fiscal and tax uncertainties. The areas involving a higher degree of judgment or complexity or areas where assumptions and estimates are significant to the condensed consolidated interim financial statements, are disclosed in Note 4.

The condensed consolidated interim financial statements were prepared in accordance with the policies and criteria adopted for the annual consolidated financial statements of the fiscal year ended December 31, 2024, and should be reviewed in conjunction with those statements.

Some numbers included in these consolidated financial statements have been subject to rounding adjustments. Therefore, the values indicated as totals in some tables may not be the arithmetic sum of the numbers that precede them.

Consolidation

The condensed consolidated interim financial statements include the financial statements of Bradesco and those of its direct and indirect subsidiaries, including exclusive mutual funds and special purpose entities.

The main subsidiaries included in the condensed consolidated interim financial statements are as follows:

	Headquarters' location	Activity	Equity interest		Total participation of the Voting Capital	
			On March 31, 2025	On December 31, 2024	On March 31, 2025	On December 31, 2024
Financial Sector – Brazil						
Ágora Corretora de Títulos e Valores Mobiliários S.A.	São Paulo - Brazil	Brokerage	100.00%	100.00%	100.00%	100.00%
Banco Bradescard S.A.	São Paulo - Brazil	Cards	100.00%	100.00%	100.00%	100.00%
Banco Bradesco BBI S.A.	São Paulo - Brazil	Investment bank	100.00%	100.00%	100.00%	100.00%
Banco Bradesco BERJ S.A.	São Paulo - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco Financiamentos S.A.	São Paulo - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Banco Losango S.A. Banco Múltiplo	Rio de Janeiro - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	São Paulo - Brazil	Consortium management	100.00%	100.00%	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	São Paulo - Brazil	Leases	100.00%	100.00%	100.00%	100.00%
Bradesco-Kirton Corretora de Câmbio S.A.	São Paulo - Brazil	Exchange Broker	99.97%	99.97%	99.97%	99.97%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	São Paulo - Brazil	Brokerage	100.00%	100.00%	100.00%	100.00%
Kirton Bank S.A. Banco Múltiplo	São Paulo - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Banco Digio S.A.	São Paulo - Brazil	Digital Bank	100.00%	100.00%	100.00%	100.00%
Tivio Capital Distribuidora de Títulos e Valores Mobiliários S.A.	São Paulo - Brazil	Asset management	61.56%	51.00%	61.56%	51.00%
Tempo Serviços Ltda.	Minas Gerais - Brazil	Services	100.00%	100.00%	100.00%	100.00%
Financial Sector – Overseas						
Banco Bradesco Europa S.A. (1)	Luxembourg - Luxembourg	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (1)	Georgetown - Cayman Islands	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco S.A. New York Branch (1)	New York - United States	Banking	100.00%	100.00%	100.00%	100.00%
Bradesco Securities, Inc. (1)	New York - United States	Brokerage	100.00%	100.00%	100.00%	100.00%
Bradesco Securities, UK. Limited (1)	London - United Kingdom	Brokerage	100.00%	100.00%	100.00%	100.00%
Bradesco Securities, Hong Kong Limited (1)	Hong Kong - China	Brokerage	100.00%	100.00%	100.00%	100.00%
Bradescard México, Sociedad de Responsabilidad Limitada (2)	Jalisco - Mexico	Cards	100.00%	100.00%	100.00%	100.00%
Bradesco Bank (3)	Florida - United States	Banking	100.00%	100.00%	100.00%	100.00%
Insurance, Pension Plan and Capitalization Bond Sector - In Brazil						

	Headquarters' location	Activity	Equity interest		Total participation of the Voting Capital	
			On March 31, 2025	On December 31, 2024	On March 31, 2025	On December 31, 2024
Bradesco Auto/RE Companhia de Seguros	Rio de Janeiro - Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Bradesco Capitalização S.A.	São Paulo - Brazil	Capitalization bonds	100.00%	100.00%	100.00%	100.00%
Bradesco Saúde S.A.	Rio de Janeiro - Brazil	Insurance/health	100.00%	100.00%	100.00%	100.00%
Bradesco Seguros S.A.	São Paulo - Brazil	Insurance	99.96%	99.96%	99.96%	99.96%
Bradesco Vida e Previdência S.A.	São Paulo - Brazil	Pension plan/Insurance	100.00%	100.00%	100.00%	100.00%
Odontoprev S.A. (4)	São Paulo - Brazil	Dental care	52.89%	52.89%	52.89%	52.89%
Insurance - Overseas						
Bradesco Argentina de Seguros S.A. (1) (4)	Buenos Aires - Argentina	Insurance	99.98%	99.98%	99.98%	99.98%
Other Activities - Brazil						
Andorra Holdings S.A.	São Paulo - Brazil	*Holding*	100.00%	100.00%	100.00%	100.00%
Bradseg Participações S.A.	São Paulo - Brazil	*Holding*	100.00%	100.00%	100.00%	100.00%
Bradescor Corretora de Seguros Ltda.	São Paulo - Brazil	Insurance Brokerage	100.00%	100.00%	100.00%	100.00%
BSP Empreendimentos Imobiliários S.A.	São Paulo - Brazil	Real estate	100.00%	100.00%	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros	São Paulo - Brazil	Credit acquisition	100.00%	100.00%	100.00%	100.00%
Nova Paiol Participações Ltda.	São Paulo - Brazil	*Holding*	100.00%	100.00%	100.00%	100.00%
Investment Funds (5)						
Brad Priv Performance FICFI RF Cred PRIV PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FIC FI RF Cred Priv Premium PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Brad Private PB FIC FI RF Cred Priv PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FIC de FI Renda Fixa A PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Alpha Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FIC FI RF Athenas PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco Ultra PGBL/VGBL FIC FI RF Cred Priv	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FIC FI R.F. PGBL/VGBL Fix Plus	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco Fundo de Investimento RF Memorial	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco F.I.C.F.I. R.F. VGBL F10	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%

(1) The functional currency of these companies abroad is the Brazilian Real;
(2) The functional currency of this company is the Mexican Peso;
(3) The functional currency of this company is the US Dollar;
(4) Accounting information used with date lag of up to 60 days; and
(5) The investment funds in which Bradesco assumes or substantially retains the risks and benefits were consolidated.

3) NEW STANDARDS AND AMENDMENTS AND INTERPRETATIONS OF EXISTING STANDARDS

a) Standards, amendments and interpretations of standards adopted from January 1, 2025

Amendments IAS 21 – Lack of convertibility between currencies

Issued in August 2023, the amendments require that useful and complete information be provided in a company's financial statements when one currency cannot be translated into another. The standard establishes that companies adopt a uniform approach when evaluating the possibility of conversion between different currencies. If conversion is not possible, the regulation requires the companies to determine an exchange rate to be used and to disclose this situation appropriately. These changes are effective as of January 1, 2025 and the Group has concluded that there were no impacts with the application of this standard.

b) Standards, amendments and interpretations of standards issued but not yet effective

Amendments to IFRS 9 and IFRS 7 - Classification and Measurement of Financial Instruments

The amendments, issued in May 2024, clarify the classification of financial assets with environmental, social and corporate governance (ESG) and similar characteristics, in addition to addressing criteria for the settlement of liabilities through electronic payment systems. These amendments are effective as of January 1, 2026 and the Group is reviewing the impacts of the new standard.

Amendments to IFRS 9 and IFRS 7 - Nature-dependent Electricity Contracts

The amendments, issued in December 2024, seek to improve how companies report the financial effects of nature-dependent electricity contracts, often structured as power purchase agreements (PPAs). The amendments include clarifications of the application of "own use" requirements, permitting hedge accounting if these contracts are used as hedging instruments, and add new disclosure requirements to help investors understand the impact of these contracts on companies' financial performance and cash flows. These amendments are effective as of January 1, 2026, and could be applied earlier. The Group is reviewing the impacts of this change on the standards.

New IFRS 18 - Presentation and Disclosure in Financial Statements

The new standard, issued in April 2024, replaces IAS 1 - Presentation of Financial Statements and introduces new requirements to improve disclosure of the financial performance of companies, including: Three categories defined for income and expenses – operating, investments and financing – and new defined subtotals, including operating income; Disclosure of information on company-specific indicators related to the statement of income, called performance measures defined by management; Improved guidance on the Group of information and whether it should be provided in the primary financial statements or in the notes; Greater transparency for operating expenses; and Specific

requirements on how companies, such as banks and insurance companies, classify revenues and expenses in the operating category. IFRS 18 will go into effect on January 1, 2027. The Group is reviewing the impacts of the new standard.

New IFRS 19 – Subsidiaries without Public Accountability
The new standard, issued in May 2024, allows eligible subsidiaries to use IFRS accounting standards with reduced disclosures. This will reduce the costs of preparing financial statements for these subsidiaries, while maintaining the usefulness of the information for users of their financial statements. IFRS 19 will go into effect on January 1, 2027. The Group is reviewing the impacts of the new standard.

4) ESTIMATES AND JUDGMENTS

The Group adopts estimates and judgments that may affect the reported carrying amounts of assets and liabilities in the next year, and the assumptions are determined in accordance with the applicable standard.

They are evaluated on an ongoing basis, based on our historical experience and other factors, including expectations of future events, which are considered reasonable in the current circumstances.

Judgments
Information about judgments made in applying accounting policies that have the most significant effects on the amounts recognized in the financial statements are included in the following notes:

- Note 13 Consolidation: whether the Group has de facto control over the investee; and equity-accounted investees: whether the Group has significant influence over the investee; and
- Note 21 - Measurement of insurance liabilities: Methodologies are used considering all relevant facts and circumstances to determine a systematic and rational method for estimating insurance contract coverage in accordance with the Premium Allocation Model (PAA), General Measurement Model (GMM/BBA) and Variable Rate Model (VFA).

Estimates
Estimates that carry a significant risk as they may have a material impact on the values of assets and liabilities in the next year, and the actual results may be different from those previously established. The table below includes the significant accounting estimates and their respective notes:

Accounting estimates	Note
• Fair value of financial instruments	40.4 / 29 and 30 / 6 to 8
• Expected credit loss	40.2 / 10 and 11
• Impairment of intangible assets and goodwill	15
• Realization of deferred income tax	37
• Insurance contract liabilities	21
• Other provisions	22

For further details on accounting judgments and estimates, see Notes 2 and 4 to the Consolidated Financial Statements of December 31, 2024.

5) CASH, CASH EQUIVALENTS AND BALANCES WITH BANKS

a) Cash, cash equivalents and balances with banks

	R$ thousands	
	On March 31, 2025	On December 31, 2024
Cash and due from banks in domestic currency	14,641,909	17,384,505
Cash and due from banks in foreign currency	2,648,787	2,143,785
Reverse repurchase agreements (1) (a)	143,030,034	171,195,511
Discretionary deposits at the Central Bank	10,899,999	17,300,000
Cash and cash equivalents	**171,220,729**	**208,023,801**
Compulsory deposits with the Central Bank (2)	105,815,840	109,786,380
Cash, cash equivalents and balances with banks (b)	**277,036,569**	**317,810,181**
Cash and balances with banks (b) - (a)	**134,006,535**	**146,614,670**

(1) Refers to operations whose maturity on the effective investment date is equal to or less than 90 days and present an insignificant risk of change. In the statement of financial position these are presented as 'loans and advances to financial institutions' – refer to note 10; and

(2) Compulsory deposits with the Central Bank of Brazil refers to a minimum balance that financial institutions must maintain at the Central Bank of Brazil based on a percentage of deposits received from third parties.

6) FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

a) Financial assets at fair value through profit or loss

	R$ thousands	
	On March 31, 2025	On December 31, 2024
Financial assets		
Brazilian government bonds	322,677,932	263,224,363
Bank debt securities	33,647,654	36,983,297
Corporate debt and marketable equity securities	47,008,142	41,637,680
Mutual funds	14,734,361	9,368,468
Brazilian sovereign bonds	272,740	366,034
Foreign governments securities	279,658	468,521
Derivative financial instruments	18,337,159	19,834,985
Total	**436,957,646**	**371,883,348**

b) Maturity

	R$ thousands	
	On March 31, 2025	On December 31, 2024
Maturity of up to one year	86,884,551	53,549,658
Maturity of one to five years	249,649,936	228,464,602
Maturity of five to 10 years	60,591,687	57,839,535
Maturity of over 10 years	10,443,566	8,119,026
No stated maturity	29,387,906	23,910,527
Total	**436,957,646**	**371,883,348**

The financial instruments pledged as collateral classified as "Financial assets at fair value through profit or loss", totaled R$41,734,747 thousand on March 31, 2025 (R$15,626,382 thousand on December 31, 2024), being composed primarily of Brazilian government bonds.

c) Liabilities at fair value through profit or loss

	R$ thousands	
	On March 31, 2025	On December 31, 2024
Derivative financial instruments	15,442,153	16,240,611
Total	**15,442,153**	**16,240,611**

7) DERIVATIVE FINANCIAL INSTRUMENTS

Bradesco carries out transactions involving derivative financial instruments, which are recognized in the statement of financial position, to meet its own needs in managing its global exposure, as well as to meet its customers' requests, in order to manage their exposure. These operations involve a range of derivatives, including interest rate swaps, currency swaps, futures and options. Bradesco's risk management policy is based on the utilization of derivative financial instruments mainly to mitigate the risks from operations carried out by the Bank and its subsidiaries.

Derivative financial instruments are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. Should market prices not be available, fair values are based on dealer quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by Management.

Market-derived information is used in the determination of the fair value of derivative financial instruments. The fair value of swaps is determined by using discounted cash flow modeling techniques that use yield curves, reflecting adequate risk factors. The information to build yield curves is mainly obtained from B3 (the Brazilian securities, commodities and futures exchange), and the domestic and international secondary market. These yield curves are used to determine the fair value of currency swaps, interest rate and other risk factor swaps. The fair value of forward and futures contracts is also determined based on market price quotations for derivatives traded on an exchange or using methodologies similar to those outlined for swaps. The fair values of credit derivative instruments are determined based on market price quotation or prices received from specialized entities. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of the underlying assets. Current market prices are used to calculate volatility. To estimate the fair value of the over-the-counter (OTC) financial derivative instruments, the credit quality of each counterparty is also taken into account, based on an expected loss for each derivative portfolio (Credit valuation adjustment).

The derivative financial instruments held by Bradesco in Brazil primarily consist of swaps and futures and are registered with B3.

Foreign derivative financial instruments refer to swaps, forwards, options, credit and futures operations and primarily traded at the stock exchanges in Chicago and New York, as well as the over-the-counter (OTC) markets.

Macro strategies are defined for the Trading (proprietary) and Banking portfolios. Trading Portfolio transactions, including derivatives, seek gains from directional movements in prices and/or rates, arbitrage, hedge and market-maker strategies that may be fully or partially settled before the originally stipulated maturity date. The Banking Portfolio focuses on commercial transactions and their hedges.

Portfolio risk is controlled using information consolidated by risk factor; effective portfolio risk management requires joint use of derivatives with other instruments, including stocks and bonds.

R$ thousands

	On March 31, 2025				On December 31, 2024			
	Notional value	Amortized cost	Fair Value Adjustment	Fair Value	Notional value	Amortized cost	Fair Value Adjustment	Fair Value
Futures contracts					-			
Purchase commitments:	**98,328,657**	**-**	**-**	**-**	**211,703,083**	**-**	**-**	**-**
- Interbank market	60,817,556	-	-	-	178,029,255	-	-	-
- Foreign currency	24,723,422	-	-	-	22,985,640	-	-	-
- Other	12,787,679	-	-	-	10,688,188	-	-	-
Sale commitments:	**130,039,874**	**-**	**-**	**-**	**161,641,895**	**-**	**-**	**-**
- Interbank market (1)	81,982,942	-	-	-	95,605,090	-	-	-
- Foreign currency (2)	36,515,916	-	-	-	48,246,297	-	-	-
- Other	11,541,016	-	-	-	17,790,508	-	-	-
Option contracts								
Purchase commitments:	**504,062,546**	**1,030,133**	**19,539**	**1,049,672**	**685,622,189**	**1,151,336**	**27,409**	**1,178,745**
- Interbank market	466,229,606	378,669	-	378,669	528,190,365	504,563	-	504,563
- Foreign currency	4,052,794	208,725	112,612	321,337	3,949,723	156,053	(42,981)	113,072
- Other	33,780,146	442,739	(93,073)	349,666	153,482,101	490,720	70,390	561,110
Sale commitments:	**527,156,741**	**(1,692,306)**	**273,349**	**(1,418,957)**	**672,980,325**	**(1,779,852)**	**123,200**	**(1,656,652)**
- Interbank market	458,392,897	(378,660)	-	(378,660)	513,818,125	(440,226)	-	(440,226)
- Foreign currency	7,093,457	(199,925)	(75,013)	(274,938)	6,870,683	(220,375)	(180,480)	(400,855)
- Other	61,670,387	(1,113,721)	348,362	(765,359)	152,291,517	(1,119,251)	303,680	(815,571)
Forward contracts								
Purchase commitments:	**58,866,172**	**265,401**	**(7,844)**	**257,557**	**64,273,935**	**2,540,319**	**(11,634)**	**2,528,685**
- Foreign currency	54,196,892	(353,369)	(68)	(353,437)	62,442,929	2,569,853	-	2,569,853
- Other	4,669,280	618,770	(7,776)	610,994	1,831,006	(29,534)	(11,634)	(41,168)
Sale commitments:	**57,252,805**	**491,241**	**(13,660)**	**477,581**	**47,310,325**	**(1,099,617)**	**(17,442)**	**(1,117,059)**
- Foreign currency (2)	53,398,890	481,168	-	481,168	46,463,548	(1,522,017)	-	(1,522,017)
- Other	3,853,915	10,073	(13,660)	(3,587)	846,777	422,400	(17,442)	404,958
Swap contracts								
Assets (long position):	**1,294,337,526**	**5,795,834**	**3,772,416**	**9,568,250**	**1,080,360,424**	**9,792,714**	**3,841,711**	**13,634,425**
- Interbank market	667,867,489	750,121	3,239,428	3,989,549	57,567,711	949,727	3,611,358	4,561,085
- Fixed rate	117,865,667	814,925	(590,015)	224,910	692,873,598	893,378	(513,808)	379,570
- Foreign currency	482,036,220	3,447,006	637,433	4,084,439	319,020,245	7,213,979	258,094	7,472,073
- IGPM (General Index of market pricing)	40,929	42,134	1,572	43,706	41,362	41,466	399	41,865

R$ thousands

	On March 31, 2025				On December 31, 2024			
	Notional value	Amortized cost	Fair Value Adjustment	Fair Value	Notional value	Amortized cost	Fair Value Adjustment	Fair Value
- Other	26,527,221	741,648	483,998	1,225,646	10,857,508	694,164	485,668	1,179,832
Liabilities (short position):	**593,445,263**	**(6,477,286)**	**(723,894)**	**(7,201,180)**	**934,060,342**	**(10,271,413)**	**(702,357)**	**(10,973,770)**
- Interbank market	28,185,031	(805,372)	(682,471)	(1,487,843)	246,185,275	(1,575,404)	(832,866)	(2,408,270)
- Fixed rate	448,777,188	(553,311)	(87,859)	(641,170)	477,454,859	(221,059)	(93,611)	(314,670)
- Foreign currency	101,654,823	(4,296,110)	(1,017)	(4,297,127)	202,546,445	(7,735,810)	208,073	(7,527,737)
- IGPM (General Index of market pricing)	103,000	(160,563)	(6,784)	(167,347)	103,000	(157,830)	(1,063)	(158,893)
- Other	14,725,221	(661,930)	54,237	(607,693)	7,770,763	(581,310)	17,110	(564,200)
Total	**3,263,489,584**	**(586,983)**	**3,319,906**	**2,732,923**	**3,857,952,518**	**333,487**	**3,260,887**	**3,594,374**

Derivatives include operations maturing in D+1 (day after reporting date).

(1) Includes: (i) accounting cash flow hedges to protect DI-indexed funding totaling R$15,864,410 thousand (R$59,956,404 thousand on December 31, 2024); and (ii) accounting cash flow hedges to protect DI-indexed (Interbank Deposit Rate) investments totaling R$6,881,215 thousand (R$24,468,458 thousand on December 31, 2024); and

(2) Includes specific hedges to protect assets and liabilities, arising from foreign investments. Investments abroad total R$39,361,016 thousand (R$42,019,674 thousand on December 31, 2024).

Swaps are contracts of interest rates, foreign currency and cross currency and interest rates in which payments of interest or the principal or in one or two different currencies are exchanged for a contractual period. The risks of swap contracts refer to the potential inability or unwillingness of the counterparties to comply with the contractual terms and the risk associated with changes in market conditions due to changes in the interest rates and the currency exchange rates.

The interest rate and currency futures and the forward contracts of interest rates call for subsequent delivery of an instrument at a specific price or specific profitability. The reference values constitute a nominal value of the respective instrument whose variations in price are settled daily. The credit risk associated with futures contracts is minimized due to these daily settlements. Futures contracts are also subject to risk of changes in interest rates or in the value of the respective instruments.

Credit Default Swap – CDS

In general, these represent a bilateral contract in which one of the counterparties buys protection against a credit risk of a particular financial instrument (its risk is transferred). The counterparty that sells the protection receives a remuneration that is usually paid linearly over the life of the operation.

In the event of a default, the counterparty who purchased the protection will receive a payment, the purpose of which is to compensate for the loss of value in the financial instrument. In this case, the counterparty that sells the protection normally will receive the underlying asset in exchange for said payment.

		R$ thousands
	On March 31, 2025	On December 31, 2024
Risk received in credit swaps - Notional	**1,934,777**	**1,954,290**
- Debt securities issued by companies	851,827	783,357
- Brazilian government bonds	659,750	714,560
- Foreign government bonds	423,200	456,373
Risk transferred in credit swaps - Notional	**(838,361)**	**(1,120,806)**
- Companies bonds	(143,555)	(154,807)
- Brazilian government bonds	(453,634)	(705,922)
- Foreign government bonds	(241,172)	(260,077)

The contracts related to credit derivative transactions described above are due in 2030. There were no credit events, as defined in the agreements, during the period.

The Company has the following hedge accounting transactions:

Cash Flow Hedge

The financial instruments classified in this category, aims to reduce exposure to future changes in interest and foreign exchange rates. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to income in two situations: (i) in case of ineffectiveness of the hedge; or (ii) when the hedged item is settled. The ineffective portion of the respective hedge is recognized directly in the statement of income.

				R$ thousands
Strategy	Hedge instrument nominal value	Hedge object carrying amount	Accumulated fair value adjustments in shareholders's equity (gross of tax effects)	Accumulated fair value adjustments in shareholders's equity (net of tax effects)
Hedge of interest receipts from investments in securities (1)	6,881,215	7,117,735	(162,035)	(89,120)
Hedge of interest payments on funding (1)	15,864,410	16,147,025	79,731	43,848
Total on March 31, 2025	**22,745,625**	**23,264,760**	**(82,304)**	**(45,272)**
Hedge of interest receipts from investments in securities (1)	24,468,458	24,913,057	(147,831)	(81,307)
Hedge of interest payments on funding (1)	59,956,404	61,308,525	258,194	142,045
Total on December 31, 2024	**84,424,862**	**86,221,582**	**110,363**	**60,738**

(1) Refers to the DI interest rate risk, using DI Futures contracts in B3, Swaps and e FED funds, with the maturity dates until 2030, making the cash flow fixed.

In December 2021, Bradesco terminated some hedge accounting instruments to protect cash flows. The fair value changes of these hedging instruments, previously recorded in accumulated OCI, will be appropriated to profit or loss, according to the

result of the hedged item. For the first quarter of 2025, the amount of R$693,028 thousand was reclassified to the statement of income, net of tax effects. The accumulated balance in OCI on March 31, 2025 is R$12,591 thousand, this amount will be appropriated to profit or loss until the year 2027.

There were no gains/(losses) related to the cash flow accounting hedge, recorded in profit or loss for the three-month period ended on March 31, 2025 and 2024.

Hedge of investments abroad

The financial instruments classified in this category, have the objective of reducing the exposure to foreign exchange variation of investments abroad, whose functional currency is different from the national currency, which impacts the result of the Group. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of accumulated OCI, net of tax effects and is only transferred to income in two situations: (i) hedge ineffectiveness; or (ii) in the disposal or partial sale of the foreign operation. The ineffective portion of the respective hedge is recognized directly in the statement of income.

Strategy	R$ thousands			
	Hedge instrument nominal value	Hedge object carrying amount	Accumulated fair value adjustments in shareholders's equity (gross of tax effects)	Accumulated fair value adjustments in shareholders's equity (net of tax effects)
Hedge of exchange variation on future cash flows (1)	5,322,575	5,117,609	(1,146,102)	(601,045)
Total on March 31, 2025	**5,322,575**	**5,117,609**	**(1,146,102)**	**(601,045)**
Hedge of exchange variation on future cash flows (1)	5,603,750	5,166,624	(1,536,225)	(805,635)
Total on December 31, 2024	**5,603,750**	**5,166,624**	**(1,536,225)**	**(805,635)**

(1) For subsidiaries with functional currency is different from the *Real*, using Forward and Futures contracts of US dollar, with the objective of hedging the foreign investment referenced to MXN (Mexican Peso) and US$ (American Dollar).

The gains/(losses) related to the ineffectiveness of the hedge of foreign operations, recorded in profit or loss, for the first quarter of 2025 was R$763 thousand (R$(1,196) thousand in the first quarter of 2024).

Unobservable gains on initial recognition

When the valuation depends on unobservable data any initial gain or loss on financial instruments is deferred over the life of the contract or until the instrument is redeemed, transferred, sold or the fair value becomes observable. All derivatives which are part of the hedge relationships are valued on the basis of observable market data.

The nominal values do not reflect the actual risk assumed by the Group, since the net position of these financial instruments arises from compensation and/or combination thereof. The net position is used by the Group particularly to protect interest rates, the price of the underlying assets or exchange risk. The result of these financial instruments are recognized in "Net gains/(losses) on financial assets and liabilities at fair value through profit or loss", in the consolidated statement of income.

Offsetting of financial assets and liabilities

A financial asset and a financial liability are offset and their net value presented in the Statement of Financial Position when, and only when, there is a legally enforceable right to offset the amounts recognized and the Group intends to settle them in a liquid basis, or to realize the asset and settle the liability simultaneously. The right of set-off is exercised upon the occurrence of certain events, such as the default of bank loans or other credit events.

The table below presents financial assets and liabilities subject to net settlement:

						R$ thousands
	On March 31, 2025			On December 31, 2024		
	Gross amount	Related amount offset in the statement of financial position	Net amount	Gross amount	Related amount offset in the statement of financial position	Net amount
Financial assets						
Reverse repurchase agreements	154,352,115	-	154,352,115	178,260,906	-	178,260,906
Derivative financial instruments	18,337,159	-	18,337,159	19,834,985	-	19,834,985
Financial liabilities						
Securities sold under agreements to repurchase	152,938,575	-	152,938,575	165,916,852	-	165,916,852
Derivative financial instruments	15,442,153	-	15,442,153	16,240,611	-	16,240,611

In the periods on March 31, 2025 and 2024, Bradesco did not offset any financial assets and financial liabilities in its Statement of Financial Position.

8) FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

a) Financial assets at fair value through other comprehensive income

				R$ thousands
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair Value
Brazilian government bonds	112,745,950	494,160	(7,344,746)	105,895,364
Corporate debt securities	2,208,867	69,150	(61,832)	2,216,185
Bank debt securities	1,081,154	6,744	(8,083)	1,079,815
Brazilian sovereign bonds	7,493,851	26,458	(132,221)	7,388,088
Foreign governments securities	7,026,263	17,154	-	7,043,417
Mutual funds	433,880	24,566	-	458,446
Marketable equity securities and other stocks	6,177,672	307,611	(1,841,343)	4,643,940
Balance on March 31, 2025	**137,167,637**	**945,843**	**(9,388,225)**	**128,725,255**
Brazilian government bonds	130,816,058	499,809	(7,486,852)	123,829,015
Corporate debt securities	1,668,220	50,109	(68,505)	1,649,824
Bank debt securities	4,058,853	2,427	(48,983)	4,012,297
Brazilian sovereign bonds	8,898,238	193,226	(131,131)	8,960,333
Foreign governments securities	8,309,452	15,206	-	8,324,658
Mutual funds	4,928,849	22,948	(3)	4,951,794
Marketable equity securities and other stocks	6,781,513	271,002	(2,487,852)	4,564,663
Balance on December 31, 2024	**165,461,183**	**1,054,727**	**(10,223,326)**	**156,292,584**

b) Maturity

	R$ thousands			
	On March 31, 2025		On December 31, 2024	
	Amortized cost	Fair Value	Amortized cost	Fair Value
Due within one year	25,538,666	25,528,801	51,518,105	51,438,404
From 1 to 5 years	39,350,108	38,169,133	38,658,601	37,659,332
From 5 to 10 years	35,775,884	34,731,503	36,055,172	34,657,222
Over 10 years	29,891,427	25,193,432	27,518,943	23,021,169
No stated maturity	6,611,552	5,102,386	11,710,362	9,516,457
Total	**137,167,637**	**128,725,255**	**165,461,183**	**156,292,584**

The financial instruments pledged as collateral, classified as Financial assets at fair value through other comprehensive income, totalled R$1,687,582 thousand on March 31, 2025 (R$31,880,243 thousand on December 31, 2024), being composed mostly of Brazilian government bonds.

c) Investments in equity instruments designated at fair value through other comprehensive income

	R$ thousands		
	Cost	Adjustments to Fair Value	Fair Value
Marketable equity securities and other stocks	6,177,672	(1,533,732)	4,643,940
Total on March 31, 2025	**6,177,672**	**(1,533,732)**	**4,643,940**
Marketable equity securities and other stocks	6,781,513	(2,216,850)	4,564,663
Total on December 31, 2024	**6,781,513**	**(2,216,850)**	**4,564,663**

The Group adopted the option of designating equity instruments at fair value through other comprehensive income upon initial recognition due to the particularities of a given market.

d) Reconciliation of expected losses of financial assets at FVOCI:

	R$ thousands			
	Stage 1	Stage 2	Stage 3	Total
Expected loss of financial assets at FVOCI on December 31, 2023	**41,160**	**2,979**	**92,745**	**136,884**
Transferred to Stage 1	-	(17)	(378)	(395)
Transferred to Stage 2	(23)	-	-	(23)
Transferred to Stage 3	(342)	-	-	(342)
Transfer from Stage 1	-	23	342	365
Transfer from Stage 2	17	-	-	17
Transfer from Stage 3	378	-	-	378
New assets originated / (Assets settled or paid)/Remeasurement of expected credit loss	(17,556)	110	31,682	14,236
Expected loss of financial assets at FVOCI on March 31, 2024	**23,634**	**3,095**	**124,391**	**151,120**
Expected loss of financial assets at FVOCI on December 31, 2024	**9,640**	**1,543**	**3,123**	**14,306**
New assets originated / (Assets settled or paid)/Remeasurement of expected credit loss	(5,638)	(1,543)	(3,123)	(10,304)
Expected loss of financial assets at FVOCI as of March 31, 2025	**4,002**	**-**	**-**	**4,002**

9) BONDS AND SECURITIES AT AMORTIZED COST

a) Securities at amortized cost

	R$ thousands			
	Amortized cost	Gross unrealized gains (1)	Gross unrealized losses (1)	Fair Value
Securities:				
Brazilian government bonds	127,549,706	591,872	(5,425,086)	122,716,492
Bank debt securities and corporate debt securities	117,032,820	3,349	(32,603)	117,003,566
Balance on March 31, 2025	**244,582,526**	**595,221**	**(5,457,689)**	**239,720,058**
Securities:				
Brazilian government bonds	145,278,232	3,032,908	(8,559,744)	139,751,396
Bank debt securities and corporate debt securities	121,713,735	23,020	(392,053)	121,344,702
Balance on December 31, 2024	**266,991,967**	**3,055,928**	**(8,951,797)**	**261,096,098**

(1) Unrealized gains and losses on assets at amortized cost have not been recognized in comprehensive income.

b) Maturity

	R$ thousands			
	On March 31, 2025		On December 31, 2024	
	Amortized cost	Fair Value	Amortized cost	Fair Value
Due within one year	38,008,238	38,008,419	60,043,632	59,988,685
From 1 to 5 years	142,014,870	141,856,920	148,260,712	147,475,479
From 5 to 10 years	35,487,935	35,440,939	32,891,366	32,474,161
Over 10 years	29,071,483	24,413,780	25,796,257	21,157,773
Total	**244,582,526**	**239,720,058**	**266,991,967**	**261,096,098**

The financial instruments pledged as collateral, classified as financial assets at amortized cost, totalled R$71,829,577 thousand on March 31, 2025 (R$75,296,338 thousand on December 31, 2024), being composed mostly of Brazilian government bonds.

c) Reconciliation of expected losses of financial assets at amortized cost

	R$ thousands			
	Stage 1	Stage 2	Stage 3	Total (1)
Expected loss of financial assets at amortized cost on December 31, 2023	**370,902**	**186,825**	**4,587,539**	**5,145,266**
Transferred to Stage 1	-	(679)	(955)	(1,634)
Transferred to Stage 2	(3,273)	-	(596)	(3,869)
Transferred to Stage 3	(374)	(34,423)	-	(34,797)
Transfer from Stage 1	-	3,273	374	3,647
Transfer from Stage 2	679	-	34,423	35,102
Transfer from Stage 3	955	596	-	1,551
New assets originated / (Assets settled or paid)/Remeasurement of expected credit loss	150,038	66,213	60,926	277,177
Expected loss of financial assets at amortized cost on March 31, 2024	**518,927**	**221,805**	**4,681,711**	**5,422,443**
Expected loss of financial assets at amortized cost on December 31, 2024	**703,833**	**50,111**	**5,403,056**	**6,157,000**
Transferred to Stage 1	-	(2,680)	(4,306)	(6,986)
Transferred to Stage 2	(7,743)	-	(10,593)	(18,336)
Transferred to Stage 3	(2,542)	(6,251)	-	(8,793)
Transfer from Stage 1	-	7,743	2,542	10,285
Transfer from Stage 2	2,680	-	6,251	8,931
Transfer from Stage 3	4,306	10,593	-	14,899
New assets originated / (Assets settled or paid)/Remeasurement of expected credit loss	(12,942)	26,672	(336,505)	(322,775)
Expected loss of financial assets at amortized cost as of March 31, 2025	**687,592**	**86,188**	**5,060,445**	**5,834,225**

(1) The expected loss expense is recorded as "Expected Loss on Other Financial Assets" in the Consolidated Statement of Income.

10) LOANS AND ADVANCES TO FINANCIAL INSTITUTIONS

		R$ thousands
	On March 31, 2025	On December 31, 2024
Reverse repurchase agreements (1)	154,352,115	178,260,906
Loans to financial institutions	14,041,218	18,160,221
Expected credit loss	-	(187,829)
Total	**168,393,333**	**196,233,298**

(1) On March 31, 2025, it included financial investments given in guarantee in the amount of R$123,506,160 thousand (R$151,175,863 thousand on December 31, 2024).

11) LOANS AND ADVANCES TO CUSTOMERS

a) Loans and advances to customers by type of product

		R$ thousands
	On March 31, 2025	On December 31, 2024
Companies	**317,889,369**	**316,936,343**
- Financing and On-lending	**131,025,313**	**132,471,486**
- Financing and export	39,666,555	40,904,095
- Housing loans	30,043,967	30,655,876
- Onlending BNDES/Finame	20,905,416	20,475,116
- Vehicle loans	21,928,242	21,934,635
- Import	12,209,860	12,505,529
- Leases	6,271,273	5,996,235
- Borrowings	**170,827,770**	**169,958,833**
- Working capital	104,859,590	100,012,698
- Rural loans	10,312,911	11,811,476
- Other	55,655,269	58,134,659
- Limit operations (1)	**16,036,286**	**14,506,024**
- Credit card	9,051,790	8,634,617
- Overdraft for corporates/Individuals	6,984,496	5,871,407
Individuals	**411,363,829**	**403,303,243**
- Financing and On-lending	**150,033,260**	**144,876,576**
- Housing loans	107,272,367	102,627,589
- Vehicle loans	35,437,323	34,962,102
- Onlending BNDES/Finame	6,933,892	6,927,661
- Other	389,678	359,224
- Borrowings	**180,076,771**	**177,325,731**
- Payroll-deductible loans	99,385,042	97,581,541
- Personal credit	45,216,731	43,261,588
- Rural loans	15,938,134	15,530,021
- Other	19,536,864	20,952,581
- Limit operations (1)	**81,253,798**	**81,100,936**
- Credit card	74,857,441	75,629,524
- Overdraft for corporates/Individuals	6,396,357	5,471,412
Total portfolio	**729,253,198**	**720,239,586**
Expected credit loss	**(47,547,974)**	**(47,857,481)**
Total of net loans and advances to customers	**681,705,224**	**672,382,105**

(1) Refers to outstanding operations with pre-established limits linked to current account and credit card, whose credit limits are automatically recomposed as the amounts used are paid.

b) Finance Lease Receivables

Loans and advances to customers include the following finance lease receivables.

	R$ thousands	
	On March 31, 2025	**On December 31, 2024**
Gross investments in finance lease receivables:		
Up to one year	342,088	2,247,876
From one to five years	5,187,640	3,791,737
Over five years	953,567	196,239
Impairment loss on finance lease receivables	(105,460)	(54,241)
Net investment	**6,377,835**	**6,181,611**
Net investments in finance lease:		
Up to one year	336,166	2,227,115
From one to five years	5,110,097	3,760,889
Over five years	931,572	193,607
Total	**6,377,835**	**6,181,611**

c) Reconciliation of the gross book value of loans and advances to customers

R$ thousands

Stage 1	Balance on December 31, 2024	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Originated	Maturities/Early Settlements	(Write off)	Balance on March 31, 2025
Companies	**284,237,991**	**(3,144,979)**	**(712,673)**	**708,766**	**170,281**	**75,903,002**	**(71,862,142)**	**-**	**285,300,246**
- Financing	125,114,754	(779,663)	(222,761)	197,905	67,683	25,362,409	(26,161,559)	-	123,578,768
- Borrowings	146,737,983	(2,067,100)	(440,856)	442,517	97,957	48,591,858	(45,375,754)	-	147,986,605
- Revolving	12,385,254	(298,216)	(49,056)	68,344	4,641	1,948,735	(324,829)	-	13,734,873
Individuals	**347,118,719**	**(6,528,325)**	**(1,117,456)**	**2,271,717**	**783,472**	**54,845,201**	**(42,524,815)**	**-**	**354,848,513**
- Financing	132,000,312	(2,241,697)	(378,019)	860,571	117,750	14,790,916	(8,846,317)	-	136,303,516
- Borrowings	149,534,314	(2,850,346)	(633,374)	951,514	317,570	32,904,435	(27,539,816)	-	152,684,297
- Revolving	65,584,093	(1,436,282)	(106,063)	459,632	348,152	7,149,850	(6,138,682)	-	65,860,700
Total	**631,356,710**	**(9,673,304)**	**(1,830,129)**	**2,980,483**	**953,753**	**130,748,203**	**(114,386,957)**	**-**	**640,148,759**

R$ thousands

Stage 2	Balance on December 31, 2024	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Originated	Maturities/Early Settlements	(Write off)	Balance on March 31, 2025
Companies	**6,946,383**	**(708,766)**	**(1,424,143)**	**3,144,979**	**129,778**	**978,171**	**(1,254,260)**	**-**	**7,812,142**
- Financing	1,861,939	(197,905)	(211,883)	779,663	13,460	97,937	(327,493)	-	2,015,718
- Borrowings	4,363,096	(442,517)	(1,023,602)	2,067,100	111,054	577,921	(708,839)	-	4,944,213
- Revolving	721,348	(68,344)	(188,658)	298,216	5,264	302,313	(217,928)	-	852,211
Individuals	**21,911,700**	**(2,271,717)**	**(3,759,184)**	**6,528,325**	**1,158,015**	**3,070,957**	**(3,132,191)**	**-**	**23,505,905**
- Financing	8,443,459	(860,571)	(827,385)	2,241,697	92,244	191,000	(604,661)	-	8,675,783
- Borrowings	9,169,428	(951,514)	(1,878,876)	2,850,346	979,362	1,101,714	(1,216,164)	-	10,054,296
- Revolving	4,298,813	(459,632)	(1,052,923)	1,436,282	86,409	1,778,243	(1,311,366)	-	4,775,826
Total	**28,858,083**	**(2,980,483)**	**(5,183,327)**	**9,673,304**	**1,287,793**	**4,049,128**	**(4,386,451)**	**-**	**31,318,047**

R$ thousands

Stage 3	Balance on December 31, 2024	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Originated	Maturities/Early Settlements	(Write off)	Balance on March 31, 2025
Companies	**25,751,969**	**(170,281)**	**(129,778)**	**712,673**	**1,424,143**	**3,761,652**	**(3,931,824)**	**(2,641,573)**	**24,776,981**
- Financing	5,494,795	(67,683)	(13,460)	222,761	211,883	36,440	(393,570)	(60,338)	5,430,828
- Borrowings	18,857,751	(97,957)	(111,054)	440,856	1,023,602	3,581,049	(3,530,123)	(2,267,173)	17,896,951
- Revolving	1,399,423	(4,641)	(5,264)	49,056	188,658	144,163	(8,131)	(314,062)	1,449,202
Individuals	**34,272,824**	**(783,472)**	**(1,158,015)**	**1,117,456**	**3,759,184**	**3,691,965**	**(1,870,183)**	**(6,020,348)**	**33,009,411**
- Financing	4,432,804	(117,750)	(92,244)	378,019	827,385	44,711	(366,754)	(52,211)	5,053,960
- Borrowings	18,621,969	(317,570)	(979,362)	633,374	1,878,876	2,218,168	(1,094,919)	(3,620,680)	17,339,856
- Revolving	11,218,051	(348,152)	(86,409)	106,063	1,052,923	1,429,086	(408,510)	(2,347,457)	10,615,595
Total	**60,024,793**	**(953,753)**	**(1,287,793)**	**1,830,129**	**5,183,327**	**7,453,617**	**(5,802,007)**	**(8,661,921)**	**57,786,392**

R$ thousands

Consolidated - All stages	Balance on December 31, 2024	Originated	Maturities/Early Settlements	(Write off)	Balance on March 31, 2025
Companies	**316,936,343**	**80,642,825**	**(77,048,226)**	**(2,641,573)**	**317,889,369**
- Financing	132,471,488	25,496,786	(26,882,622)	(60,338)	131,025,314
- Borrowings	169,958,830	52,750,828	(49,614,716)	(2,267,173)	170,827,769
- Revolving	14,506,025	2,395,211	(550,888)	(314,062)	16,036,286
Individuals	**403,303,243**	**61,608,123**	**(47,527,189)**	**(6,020,348)**	**411,363,829**
- Financing	144,876,575	15,026,627	(9,817,732)	(52,211)	150,033,259
- Borrowings	177,325,711	36,224,317	(29,850,899)	(3,620,680)	180,078,449
- Revolving	81,100,957	10,357,179	(7,858,558)	(2,347,457)	81,252,121
Total	**720,239,586**	**142,250,948**	**(124,575,415)**	**(8,661,921)**	**729,253,198**

R$ thousands

Stage 1	Balance on December 31, 2023	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Originated	Maturities/Early Settlements	(Write off)	Balance on March 31, 2024
Companies	**230,134,580**	**(2,501,625)**	**(616,754)**	**735,409**	**9,620**	**64,077,577**	**(58,383,428)**	**-**	**233,455,379**
- Financing	97,907,233	(652,675)	(199,909)	244,271	3,826	22,196,193	(15,576,531)	-	103,922,408
- Borrowings	121,553,604	(1,557,684)	(326,862)	414,042	4,392	41,016,665	(42,818,167)	-	118,285,990
- Revolving	10,673,743	(291,266)	(89,983)	77,096	1,402	864,719	11,270	-	11,246,981
Individuals	**298,686,536**	**(5,922,766)**	**(1,318,516)**	**3,586,287**	**145,499**	**43,388,702**	**(29,808,404)**	**-**	**308,757,338**
- Financing	114,370,195	(2,083,507)	(260,244)	2,006,187	60,141	10,595,331	(7,594,992)	-	117,093,111
- Borrowings	126,474,656	(2,142,043)	(415,393)	823,283	51,084	29,951,493	(20,262,450)	-	134,480,630
- Revolving	57,841,685	(1,697,216)	(642,879)	756,817	34,274	2,841,878	(1,950,962)	-	57,183,597
Total	**528,821,116**	**(8,424,391)**	**(1,935,270)**	**4,321,696**	**155,119**	**107,466,279**	**(88,191,832)**	**-**	**542,212,717**

R$ thousands

Stage 2	Balance on December 31, 2023	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Originated	Maturities/Early Settlements	(Write off)	Balance on March 31, 2024
Companies	**12,538,317**	**(735,409)**	**(1,776,293)**	**2,501,625**	**512,440**	**3,064,160**	**(3,977,505)**	**-**	**12,127,335**
- Financing	1,909,771	(244,271)	(259,145)	652,675	4,368	82,799	(306,990)	-	1,839,207
- Borrowings	9,848,560	(414,042)	(1,274,446)	1,557,684	495,450	2,918,261	(3,582,451)	-	9,549,016
- Revolving	779,986	(77,096)	(242,702)	291,266	12,622	63,100	(88,064)	-	739,112
Individuals	**22,711,786**	**(3,586,287)**	**(3,830,797)**	**5,922,766**	**1,029,843**	**1,262,417**	**(2,201,193)**	**-**	**21,308,535**
- Financing	9,342,632	(2,006,187)	(751,167)	2,083,507	24,584	235,006	(719,098)	-	8,209,277
- Borrowings	8,719,543	(823,283)	(1,544,411)	2,142,043	885,927	858,718	(1,491,947)	-	8,746,590
- Revolving	4,649,611	(756,817)	(1,535,219)	1,697,216	119,332	168,693	9,852	-	4,352,668
Total	**35,250,103**	**(4,321,696)**	**(5,607,090)**	**8,424,391**	**1,542,283**	**4,326,577**	**(6,178,698)**	**-**	**33,435,870**

R$ thousands

Stage 3	Balance on December 31, 2023	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Originated	Maturities/Early Settlements	(Write off)	Balance on March 31, 2024
Companies	**26,748,453**	**(9,620)**	**(512,440)**	**616,754**	**1,776,293**	**3,232,839**	**(2,834,027)**	**(3,760,653)**	**25,257,599**
- Financing	4,912,796	(3,826)	(4,368)	199,909	259,145	20,621	(48,954)	(250,594)	5,084,729
- Borrowings	19,843,042	(4,392)	(495,450)	326,862	1,274,446	3,140,664	(2,679,360)	(2,995,682)	18,410,130
- Revolving	1,992,615	(1,402)	(12,622)	89,983	242,702	71,554	(105,713)	(514,377)	1,762,740
Individuals	**38,867,027**	**(145,499)**	**(1,029,843)**	**1,318,516**	**3,830,797**	**4,099,686**	**(3,185,806)**	**(6,835,902)**	**36,918,976**
- Financing	4,052,392	(60,141)	(24,584)	260,244	751,167	53,047	(385,276)	(434,753)	4,212,096
- Borrowings	20,411,507	(51,084)	(885,927)	415,393	1,544,411	3,722,493	(2,530,248)	(2,960,788)	19,665,757
- Revolving	14,403,128	(34,274)	(119,332)	642,879	1,535,219	324,146	(270,282)	(3,440,361)	13,041,123
Total	**65,615,480**	**(155,119)**	**(1,542,283)**	**1,935,270**	**5,607,090**	**7,332,525**	**(6,019,833)**	**(10,596,555)**	**62,176,575**

R$ thousands

Consolidated - All stages	Balance on December 31, 2023	Originated	Maturities/Early Settlements	(Write off)	Balance on March 31, 2024
Companies	**269,421,350**	**70,374,576**	**(65,194,960)**	**(3,760,653)**	**270,840,313**
- Financing	104,729,800	22,299,613	(15,932,475)	(250,594)	110,846,344
- Borrowings	151,245,206	47,075,590	(49,079,978)	(2,995,682)	146,245,136
- Revolving	13,446,344	999,373	(182,507)	(514,377)	13,748,833
Individuals	**360,265,349**	**48,750,805**	**(35,195,403)**	**(6,835,902)**	**366,984,849**
- Financing	127,765,219	10,883,384	(8,699,366)	(434,753)	129,514,484
- Borrowings	155,605,706	34,532,704	(24,284,645)	(2,960,788)	162,892,977
- Revolving	76,894,424	3,334,717	(2,211,392)	(3,440,361)	74,577,388
Total	**629,686,699**	**119,125,381**	**(100,390,363)**	**(10,596,555)**	**637,825,162**

d) Reconciliation of expected losses from loans and advances to customers

(Consider expected losses on loans, commitments to be released and financial guarantees provided)

R$ thousands

Stage 1	Balance on December 31, 2024	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on March 31, 2025
Companies	**3,745,866**	**(119,041)**	**(39,420)**	**66,604**	**86,075**	**760,440**	**(790,032)**	**-**	**3,710,492**
- Financing	1,503,946	(17,990)	(4,280)	19,784	33,514	186,659	(187,194)	-	1,534,439
- Borrowings	1,669,722	(87,302)	(28,475)	43,183	47,902	500,887	(589,487)	-	1,556,430
- Revolving	572,198	(13,749)	(6,665)	3,637	4,659	72,894	(13,351)	-	619,623
Individuals	**7,257,404**	**(284,510)**	**(112,931)**	**230,596**	**352,597**	**1,344,456**	**(1,412,502)**	**-**	**7,375,110**
- Financing	374,887	(27,213)	(9,801)	38,081	27,018	58,350	(79,480)	-	381,842
- Borrowings	3,461,557	(186,959)	(94,305)	160,448	162,992	926,769	(916,151)	-	3,514,351
- Revolving	3,420,960	(70,338)	(8,825)	32,067	162,587	359,337	(416,871)	-	3,478,917
Total	**11,003,270**	**(403,551)**	**(152,351)**	**297,200**	**438,672**	**2,104,896**	**(2,202,534)**	**-**	**11,085,602**

R$ thousands

Stage 2	Balance on December 31, 2024	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on March 31, 2025
Companies	**1,015,120**	**(66,604)**	**(316,008)**	**119,041**	**78,283**	**171,245**	**67,606**	**-**	**1,068,683**
- Financing	258,842	(19,784)	(48,997)	17,990	6,556	13,067	43,124	-	270,798
- Borrowings	620,261	(43,183)	(192,478)	87,302	68,940	62,282	19,252	-	622,376
- Revolving	136,017	(3,637)	(74,533)	13,749	2,787	95,896	5,230	-	175,509
Individuals	**3,200,306**	**(230,596)**	**(1,357,097)**	**284,510**	**622,839**	**723,319**	**463,980**	**-**	**3,707,261**
- Financing	404,722	(38,081)	(118,015)	27,213	23,269	15,305	109,386	-	423,799
- Borrowings	2,107,776	(160,448)	(886,499)	186,959	566,075	200,506	443,943	-	2,458,312
- Revolving	687,808	(32,067)	(352,583)	70,338	33,495	507,508	(89,349)	-	825,150
Total	**4,215,426**	**(297,200)**	**(1,673,105)**	**403,551**	**701,122**	**894,564**	**531,586**	**-**	**4,775,944**

R$ thousands

Stage 3	Balance on December 31, 2024	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on March 31, 2025
Companies	**15,492,712**	**(86,075)**	**(78,283)**	**39,420**	**316,008**	**1,676,868**	**274,230**	**(2,641,573)**	**14,993,307**
- Financing	2,149,523	(33,514)	(6,556)	4,280	48,997	21,761	36,729	(60,338)	2,160,882
- Borrowings	12,483,496	(47,902)	(68,940)	28,475	192,478	1,606,463	14,148	(2,267,173)	11,941,045
- Revolving	859,693	(4,659)	(2,787)	6,665	74,533	48,644	223,353	(314,062)	891,380
Individuals	**20,851,509**	**(352,597)**	**(622,839)**	**112,931**	**1,357,097**	**2,064,041**	**2,984,487**	**(6,020,348)**	**20,374,281**
- Financing	1,710,662	(27,018)	(23,269)	9,801	118,015	15,880	333,674	(52,211)	2,085,534
- Borrowings	12,317,493	(162,992)	(566,075)	94,305	886,499	1,382,365	1,347,701	(3,620,680)	11,678,616
- Revolving	6,823,354	(162,587)	(33,495)	8,825	352,583	665,796	1,303,112	(2,347,457)	6,610,131
Total	**36,344,221**	**(438,672)**	**(701,122)**	**152,351**	**1,673,105**	**3,740,909**	**3,258,717**	**(8,661,921)**	**35,367,588**

R$ thousands

Consolidated - All stages	Balance on December 31, 2024	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on March 31, 2025
Companies	**20,253,698**	**2,608,553**	**(448,196)**	**(2,641,573)**	**19,772,482**
- Financing	3,912,311	221,487	(107,341)	(60,338)	3,966,119
- Borrowings	14,773,479	2,169,632	(556,087)	(2,267,173)	14,119,851
- Revolving	1,567,908	217,434	215,232	(314,062)	1,686,512
Individuals	**31,309,219**	**4,131,816**	**2,035,965**	**(6,020,348)**	**31,456,652**
- Financing	2,490,271	89,535	363,580	(52,211)	2,891,175
- Borrowings	17,886,826	2,509,640	875,493	(3,620,680)	17,651,279
- Revolving	10,932,122	1,532,641	796,892	(2,347,457)	10,914,198
Total	**51,562,917**	**6,740,369**	**1,587,769**	**(8,661,921)**	**51,229,134**

(1) Relates to early settlements, maturities and modifications.

R$ thousands

Stage 1	Balance on December 31, 2023	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on March 31, 2024
Companies	**3,710,730**	**(152,438)**	**(66,568)**	**161,354**	**4,536**	**773,836**	**(707,718)**	**-**	**3,723,732**
- Financing	1,269,857	(16,679)	(4,988)	72,518	1,570	158,033	(209,588)	-	1,270,723
- Borrowings	1,919,049	(118,092)	(51,289)	82,211	2,145	574,989	(481,129)	-	1,927,884
- Revolving	521,824	(17,667)	(10,291)	6,625	821	40,814	(17,001)	-	525,125
Individuals	**6,245,565**	**(256,583)**	**(112,326)**	**278,091**	**71,940**	**865,508**	**(970,322)**	**-**	**6,121,873**
- Financing	437,273	(33,801)	(9,079)	85,096	13,456	60,165	(144,783)	-	408,327
- Borrowings	2,457,473	(121,707)	(60,097)	133,001	28,209	602,486	(580,992)	-	2,458,373
- Revolving	3,350,819	(101,075)	(43,150)	59,994	30,275	202,857	(244,547)	-	3,255,173
Total	**9,956,295**	**(409,021)**	**(178,894)**	**439,445**	**76,476**	**1,639,344**	**(1,678,040)**	**-**	**9,845,605**

R$ thousands

Stage 2	Balance on December 31, 2023	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on March 31, 2024
Companies	**2,407,449**	**(161,354)**	**(783,669)**	**152,438**	**205,154**	**415,927**	**(231,565)**	**-**	**2,004,380**
- Financing	277,782	(72,518)	(73,537)	16,679	1,774	11,189	63,837	-	225,206
- Borrowings	1,968,250	(82,211)	(620,568)	118,092	198,547	396,387	(351,517)	-	1,626,980
- Revolving	161,417	(6,625)	(89,564)	17,667	4,833	8,351	56,115	-	152,194
Individuals	**3,073,021**	**(278,091)**	**(1,236,660)**	**256,583**	**403,125**	**183,141**	**441,754**	**-**	**2,842,873**
- Financing	468,003	(85,096)	(93,232)	33,801	5,803	10,728	39,142	-	379,149
- Borrowings	1,860,757	(133,001)	(669,380)	121,707	345,908	139,110	108,353	-	1,773,454
- Revolving	744,261	(59,994)	(474,048)	101,075	51,414	33,303	294,259	-	690,270
Total	**5,480,470**	**(439,445)**	**(2,020,329)**	**409,021**	**608,279**	**599,068**	**210,189**	**-**	**4,847,253**

R$ thousands

Stage 3	Balance on December 31, 2023	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on March 31, 2024
Companies	**17,045,918**	**(4,536)**	**(205,154)**	**66,568**	**783,669**	**1,574,647**	**954,937**	**(3,760,653)**	**16,455,396**
- Financing	2,405,662	(1,570)	(1,774)	4,988	73,537	12,232	173,229	(250,594)	2,415,710
- Borrowings	13,348,041	(2,145)	(198,547)	51,289	620,568	1,531,182	541,996	(2,995,682)	12,896,702
- Revolving	1,292,215	(821)	(4,833)	10,291	89,564	31,233	239,712	(514,377)	1,142,984
Individuals	**21,179,127**	**(71,940)**	**(403,125)**	**112,326**	**1,236,660**	**1,579,360**	**3,228,299**	**(6,835,902)**	**20,024,805**
- Financing	1,380,788	(13,456)	(5,803)	9,079	93,232	16,140	376,345	(434,753)	1,421,572
- Borrowings	10,928,409	(28,209)	(345,908)	60,097	669,380	1,398,506	932,022	(2,960,788)	10,653,509
- Revolving	8,869,930	(30,275)	(51,414)	43,150	474,048	164,714	1,919,932	(3,440,361)	7,949,724
Total	**38,225,045**	**(76,476)**	**(608,279)**	**178,894**	**2,020,329**	**3,154,007**	**4,183,236**	**(10,596,555)**	**36,480,201**

R$ thousands

Consolidated - All stages	Balance on December 31, 2023	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on March 31, 2024
Companies	**23,164,097**	**2,764,410**	**15,654**	**(3,760,653)**	**22,183,508**
- Financing	3,953,301	181,454	27,478	(250,594)	3,911,639
- Borrowings	17,235,340	2,502,558	(290,650)	(2,995,682)	16,451,566
- Revolving	1,975,456	80,398	278,826	(514,377)	1,820,303
Individuals	**30,497,713**	**2,628,009**	**2,699,731**	**(6,835,902)**	**28,989,551**
- Financing	2,286,064	87,033	270,704	(434,753)	2,209,048
- Borrowings	15,246,639	2,140,102	459,383	(2,960,788)	14,885,336
- Revolving	12,965,010	400,874	1,969,644	(3,440,361)	11,895,167
Total	**53,661,810**	**5,392,419**	**2,715,385**	**(10,596,555)**	**51,173,059**

(1) Relates to early settlements, maturities and modifications.

e) Sensitivity analysis

The measurement of expected credit losses incorporates prospective information based on projections of economic scenarios, which are developed by a team of specialists and approved in accordance with the Group's risk governance. Each economic scenario has the evolution over time of a list of macroeconomic variables, among which are: inflation indices (IPCA), economic activity indices (GDP, unemployment, etc.), Brazilian interest rates and currencies, reflecting the expectations and assumptions of each scenario. Projections are reviewed at least annually, being more timely in cases of material events that may materially alter future prospects.

The estimate of the expected credit loss is made by combining multiple scenarios, which are weighted according to the probability assigned to each scenario, with the base scenario being the most likely. In order to determine possible oscillations in the expected loss resulting from economic projections, simulations were carried out by changing the weighting of the scenarios used in the calculation of the expected loss. The table below shows the probabilities attributed to each scenario and the impacts:

	On March 31, 2025 - R$ thousands			
	Weighting			Constitution/ (Reversion)
	Base Scenario	Optimistic Scenario*	Pessimistic Scenario**	
Simulation 1	100%	0%	0%	(281,474)
Simulation 2	0%	100%	0%	(1,116,161)
Simulation 3	0%	0%	100%	640,711

* Scenario in which the economy grows more than expected.
** Scenario in which the economy grows less than expected.

f) Expected loss on loans and advances

	R$ thousands	
	Three-month period ended on March 31	
	2025	2024
Amount constituted	8,761,746	8,107,804
Amount recovered	(1,306,919)	(1,290,165)
Expenses of expected credit loss associated with credit risk net of recoveries	**7,454,827**	**6,817,639**

g) Loans and advances to customers renegotiated

The total balance of "Loans and advances to customers renegotiated" includes renegotiated loans and advances to customers. Such loans contemplate extension of loan payment terms, grace periods, reductions in interest rates, and/or, in some cases, the forgiveness (write-off) of part of the loan principal amount.

Renegotiations may occur after debts are past due or when the Company has information about a significant deterioration in the client's creditworthiness. The purpose of such renegotiations is to adapt the loan to reflect the client's actual payment capacity.

The following table shows changes made and our analysis of our portfolio of renegotiated loans and advances to customers:

	R$ thousands	
	On March 31, 2025	On December 31, 2024
Opening balance	**34,755,068**	**39,111,735**
Amount renegotiated	4,294,803	7,577,811
Amount received/Others (1)	(3,305,094)	(4,833,349)
Write-offs	(4,123,217)	(3,086,599)
Closing balance	**31,621,560**	**38,769,598**
Expected loss on loans and advances	**(16,772,049)**	**(16,556,260)**
Total renegotiated loans and advances to customers, net of expected losses	**14,849,511**	**22,213,338**

Expected loss of renegotiated loans and advances as a percentage of the total renegotiated loans and advances	53.0%	42.7%
Total renegotiated loans and advances as a percentage of the total loan portfolio	4.3%	6.1%
Total renegotiated loans and advances as a percentage of the total loans and advances, net of expected loss	4.6%	6.6%

(1) Includes the settlement of renegotiated contracts through new operations.

At the time a loan is modified, Management considers the new loan's conditions and renegotiated maturity, and it is no longer considered past due. From the date of modification, renegotiated interest begins to accrue, using the effective interest rate method, taking into consideration the client's capacity to pay the loan based on the analysis made by Management. If the customer fails to maintain the new negotiated terms, management considers ceasing accrual from that point.

Additionally, any balances related to renegotiated loans and advances to customers that have already been written off and recorded in off balance acounts accounts, as well as any gains from renegotiations, are recognized only when received.

12) NON-CURRENT ASSETS HELD FOR SALE

	R$ thousands	
	On March 31, 2025	On December 31, 2024
Non-current assets held for sale		
Real estate	1,082,128	1,082,436
Vehicles and similar	453,781	343,948
Machinery and equipment	965	546
Other (1)	2,127,680	2,068,020
Total	**3,664,554**	**3,494,950**

(1) Includes R$ 2,058,206 thousand of shares in publicly held companies received as payment, intended for disposal and available for sale.

The properties or other non-current assets received in total or partial settlement of the payment obligations of debtors are considered as non-operating assets held for sale in auctions, which normally occur in up to one year. Non-current assets held for sale are those for which selling expectation, in their current condition, is highly probable to occur within a year.

13) INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

a) Breakdown of investments in associates and joint ventures

R$ thousands

Companies	On March 31, 2025							Three-month period ended on March 31, 2025		
	Equity interest	Shareholding interest with voting rights	Investment book value	Associates and joint ventures current assets	Associates and joint ventures non - current assets	Associates and joint ventures current liabilities	Associates and joint ventures non - current liabilities	Share of profit (loss) of associates and jointly controlled entities (1)	Revenue (2)	Associates and joint ventures net income (loss) for the year
Haitong Banco de Investimento do Brasil S.A.	20.00%	20.00%	119,185	5,647,359	2,154,441	5,026,905	2,199,271	20,513	238,621	102,565
Tecnologia Bancária S.A. (3)	24.55%	24.32%	242,445	859,446	2,307,846	732,677	1,468,220	1,208	693,721	4,920
Swiss Re Corporate Solutions Brasil (3)	40.00%	40.00%	552,724	2,712,444	2,223,316	2,950,244	841,602	3,589	620,761	8,973
Gestora de Inteligência de Crédito S.A. (3)	16.82%	16.00%	55,921	177,889	1,039,466	280,389	607,200	(376)	95,499	(2,234)
Other (4)			10,681,759					160,715		
Total investments in associates			**11,652,034**					**185,649**		
Elo Participações Ltda. (5)	50.01%	50.01%	433,584	920,770	5,155,337	946,303	4,134,949	202,249	405,995	403,967
Total investments in joint ventures			**433,584**					**202,249**		
Total on March 31, 2025			**12,085,618**					**387,898**		

(1) The adjustments resulting from the evaluation consider the results determined, periodically, by the companies and include equity variations of the investees not resulting from results, as well as adjustments due to the equalization of accounting practices, when applicable;
(2) Revenue from financial intermediation or revenue from the provision of services;
(3) Companies with equity accounting using statement of financial position with a reporting date delay of up to 60 days;
(4) Primarily includes investment in Cielo S.A. and Banco John Deere; and
(5) Brazilian company, provider of services related to credit and debit cards and other means of payment.

R$ thousands

Companies	On December 31, 2024							Three-month period ended on March 31, 2024		
	Equity interest	Shareholding interest with voting rights	Investment book value	Associates and joint ventures current assets	Associates and joint ventures non - current assets	Associates and joint ventures current liabilities	Associates and joint ventures non - current liabilities	Share of profit (loss) of associates and jointly controlled entities (1)	Revenue (2)	Associates and joint ventures net income (loss) for the year
Haitong Banco de Investimento do Brasil S.A.	20.00%	20.00%	98,243	5,099,950	1,945,607	4,559,541	1,994,799	(2,307)	161,913	(12,909)
Tecnologia Bancária S.A. (3)	24.55%	24.32%	241,277	854,080	2,354,233	774,316	1,471,727	5,129	687,390	20,892
Swiss Re Corporate Solutions Brasil (3)	40.00%	40.00%	552,687	2,667,390	2,356,236	3,026,387	854,949	7,556	674,359	18,891
Gestora de Inteligência de Crédito S.A. (3)	16.82%	16.00%	56,297	191,422	1,052,123	282,554	627,924	(1,061)	76,580	(6,311)
Others (4) (5)			7,817,497					203,520		
Total investments in associates			**8,766,001**					**212,837**		
Elo Participações Ltda. (6)	50.01%	50.01%	2,263,011	963,331	4,746,612	965,266	91,253	251,318	(18,749)	498,009
Total investments in joint ventures			**2,263,011**					**251,318**		
Total on December 31, 2024			**11,029,012**							
Total on March 31, 2024								**464,155**		

(1) The adjustments resulting from the evaluation consider the results determined, periodically, by the companies and include equity variations of the investees not resulting from results, as well as adjustments due to the equalization of accounting practices, when applicable;
(2) Revenue from financial intermediation or revenue from the provision of services;
(3) Companies with equity accounting using statement of financial position with a reporting date delay of up to 60 days. In the year ended December 31, 2024, the Group received dividends of R$2,204 thousand from Empresa Tecnologia Bancária S.A.;
(4) In August 2024, the auction of the unified tender offering for the acquisition of common shares issued by Cielo S.A. was held to convert its registration as a publicly-held company from category "A" to "B" with the Brazilian securities and Exchange Comission (CVM) and exit from the New segment Market of B3 S.A., with this, the Group's total equity interest in Cielo S.A. increased to 50.72%, with 30.61% direct participation and 20.11% indirect participation, through the companies of the Elopar Group (as of December 31, 2023, total equity interest was 31.41%, with direct participation being 30.06%). The Group received from Cielo S.A, interest on equity of R$151,453 thousand, in the year ended December 31, 2024;
(5) Primarily includes investment in publicly held companies and Cielo S.A.; and
(6) Brazilian company, provider of services related to credit and debit cards and other means of payment. The Group received dividends of R$64,922 thousand in the year ended December 31, 2024 from Empresa Elo Participações Ltda.

The Group does not have contingent liabilities from investments in associated companies, which it is partially or totally responsible for.

b) Changes in associates and joint ventures

	R$ thousands	
	2025	2024
Initial balances	**11,029,012**	**9,616,840**
Acquisitions	2,721,830	-
Share of profit of associate and joint ventures	387,898	464,155
Dividends/Interest on equity	(2,027,089)	(150,198)
Other	(26,033)	(46,739)
Balance on March 31	**12,085,618**	**9,884,058**

14) PROPERTY AND EQUIPMENT

a) Composition of property and equipment by class

	R$ thousands			
	Estimated useful life	Cost	Accumulated depreciation	Net notional value
Buildings	4%	3,881,837	(1,164,623)	2,717,214
Land	-	850,220	-	850,220
Installations, property and equipment for use	10%	6,488,496	(3,803,463)	2,685,033
Security and communication systems	10% to 20%	393,047	(273,955)	119,092
Data processing systems	20% to 40%	7,045,282	(4,500,038)	2,545,244
Transportation systems	10% to 20%	340,482	(116,063)	224,419
Balance on March 31, 2025 (1)		**18,999,364**	**(9,858,142)**	**9,141,222**
Buildings	4%	8,251,334	(5,391,615)	2,859,719
Land	-	871,952	-	871,952
Installations, property and equipment for use	10%	5,573,061	(2,866,228)	2,706,833
Security and communication systems	10%	386,802	(267,132)	119,670
Data processing systems	20% to 40%	13,641,163	(10,208,530)	3,432,633
Transportation systems	10% to 20%	367,431	(137,794)	229,637
Balance on December 31, 2024 (1)		**29,091,743**	**(18,871,299)**	**10,220,444**

(1) Includes underlying assets identified in lease contracts recognized under the scope of IFRS 16.

The Group enters into lease agreements as a lessee, primarily, for data processing and property and equipment, which are recorded as buildings and equipment leased in property and equipment. See Note 23 for disclosure of the obligation.

b) Change in property and equipment by class

R$ thousands

	Buildings	Land	Facilities, furniture and installations, property and equipment for use	Security and communications systems	Data processing systems	Transportation systems	Total (1)
Balance on December 31, 2023	**3,610,211**	**912,088**	**3,074,492**	**126,350**	**3,305,062**	**89,806**	**11,118,009**
Additions/(Write-offs)	22,738	(8,486)	(194,576)	17,185	305,352	48,679	190,892
Depreciation (2)	(169,174)	-	(91,719)	(7,701)	(365,928)	(6,826)	(641,348)
Balance on March 31, 2024	**3,463,775**	**903,602**	**2,788,197**	**135,834**	**3,244,486**	**131,659**	**10,667,553**
Balance on December 31, 2024	**2,859,719**	**871,952**	**2,706,833**	**119,670**	**3,432,633**	**229,637**	**10,220,444**
Additions/(Write-offs)	(59,597)	(21,732)	250,132	6,543	(704,506)	5,023	(524,137)
Depreciation (2)	(82,908)	-	(271,932)	(7,121)	(182,883)	(10,241)	(555,085)
Balance on March 31, 2025	**2,717,214**	**850,220**	**2,685,033**	**119,092**	**2,545,244**	**224,419**	**9,141,222**

(1) Includes underlying assets identified in lease contracts recognized under the scope of IFRS 16; and

(2) The difference of R$16,354 thousand (2024 - R$16,939 thousand) in relation to the amount presented in note 35 refers to expenses attributable to insurance contracts which are presented in the Income Statement in the caption "Insurance and pension income".

15) INTANGIBLE ASSETS AND GOODWILL

a) Change in intangible assets and goodwill by class

R$ thousands

	Goodwill	Intangible Assets				
		Acquisition of financial service rights (1)	Software (1)	Customer portfolio (1)	Other (1)	Total
Balance on December 31, 2023	**6,596,649**	**5,811,168**	**8,463,216**	**1,115,481**	**120,632**	**22,107,146**
Additions/(reductions)	(76,498)	419,043	831,844	108,664	73,465	**1,356,518**
Amortization (2)	-	(438,772)	(446,460)	(69,710)	(60,826)	**(1,015,768)**
Balance on March 31, 2024	**6,520,151**	**5,791,439**	**8,848,600**	**1,154,435**	**133,271**	**22,447,896**
Balance on December 31, 2024	**6,730,642**	**5,535,378**	**10,287,830**	**976,220**	**219,138**	**23,749,208**
Additions/(reductions)	-	184,733	550,823	-	50,790	**786,346**
Amortization (2)	-	(477,729)	(688,232)	(48,740)	(20,569)	**(1,235,270)**
Balance on March 31, 2025	**6,730,642**	**5,242,382**	**10,150,421**	**927,480**	**249,359**	**23,300,284**

(1) Rate of amortization: acquisition of rights to provide financial services in accordance with contract agreement; software – up to 10%; customer portfolio and others; and
(2) The difference of R$103,016 thousand (2024 - R$120,920 thousand) in relation to the amount presented in note 35 refers to expenses attributable to insurance contracts which are presented in the Income Statement in the caption "Insurance and pension income".

b) Composition of goodwill by segment

	R$ thousands	
	On March 31, 2025	On December 31, 2024
Banking	6,230,002	6,230,002
Insurance	500,640	500,640
Total	**6,730,642**	**6,730,642**

The Cash Generation Units (CGUs) containing goodwill in the banking segment and the insurance segment are tested annually for impairment of goodwill. We did not incur any goodwill impairment losses in 2025 and 2024.

16) OTHER ASSETS

a) Other assets

	R$ thousands	
	On March 31, 2025	On December 31, 2024
Financial assets (1) (2)	**82,647,277**	**81,195,242**
Foreign exchange transactions (3)	43,712,857	44,132,289
Debtors for guarantee deposits (4)	21,876,977	21,743,293
Securities trading	4,664,024	5,848,323
Trade and credit receivables	5,018,217	6,032,514
Receivables	7,375,202	3,438,823
Other assets	**13,806,131**	**15,824,815**
Other debtors	4,701,813	5,777,906
Prepaid expenses	4,184,647	3,568,136
Interbank and interdepartmental accounts	88,893	224,343
Other (5)	4,830,778	6,254,430
Total	**96,453,408**	**97,020,057**

(1) Financial assets accounted for at amortized cost;
(2) In 2025 and 2024, there were no expected losses for other financial assets;
(3) Mainly refers to purchases in foreign currency made by the Group on behalf of customers and rights in the institution's domestic currency, resulting from exchange sale operations;
(4) Refers to deposits resulting from legal or contractual requirements, including guarantees provided in cash, such as those made for the filing of appeals in departments or courts and those made to guarantee services of any nature; and
(5) Primarily includes material in inventory, amounts receivable, other advances, advances and payments to be reimbursed and investment property.

17) DEPOSITS FROM BANKS

Financial liabilities called "Deposits from banks" are initially measured at fair value and, subsequently, at amortized cost, using the effective interest rate method.

a) Composition by nature

	R$ thousands	
	On March 31, 2025	On December 31, 2024
Demand deposits	1,254,832	1,419,303
Interbank deposits	933,313	3,008,439
Securities sold under agreements to repurchase	279,683,413	283,049,765
Borrowings	36,221,342	46,769,666
Onlending	28,177,669	27,571,137
Total	**346,270,569**	**361,818,310**

18) DEPOSITS FROM CUSTOMERS

Financial liabilities called "Deposits from customers" are initially measured at fair value and subsequently at amortized cost, using the effective interest rate method.

	R$ thousands	
	On March 31, 2025	On December 31, 2024
Demand deposits	32,430,857	44,119,254
Savings deposits	126,124,054	132,502,157
Time deposits	461,761,786	467,717,052
Total	**620,316,697**	**644,338,463**

19) FUNDS FROM SECURITIES ISSUED

a) Composition by type of security issued and location

	R$ thousands	
	On March 31, 2025	On December 31, 2024
Instruments Issued – Brazil:		
Real estate credit notes	60,940,008	55,865,741
Agribusiness notes	47,156,820	46,738,613
Financial bills	106,917,437	106,220,794
Letters property guaranteed	33,500,168	35,805,829
Subtotal	**248,514,433**	**244,630,977**
Securities – Overseas:		
Euronotes	4,560,008	4,513,282
Securities issued through securitization – (item (b))	5,755,712	5,016,063
Subtotal	**10,315,720**	**9,529,345**
Structured Operations Certificates	**4,355,523**	**3,817,022**
Total	**263,185,676**	**257,977,344**

b) Securities issued through securitization

Since 2003, Bradesco uses certain arrangements to optimize its activities of funding and liquidity management by means of a Specific Purpose Entity (SPE). This SPE, which is named International Diversified Payment Rights Company, is financed with long-term bonds which are settled with the future cash flow of the corresponding assets, basically comprising current and future flow of payment orders sent by individuals and legal entities abroad to beneficiaries in Brazil for whom Bradesco acts as payer.

The long-term instruments issued by the SPE and sold to investors will be settled with funds from the payment orders flows. The Company is required to redeem the instruments in specific cases of default or upon closing of the operations of the SPE.

The funds deriving from the sale of current and future payment orders flows, received by the SPE, must be maintained in a specific bank account until they reach a given minimum level.

c) Changes in securities issued

		R$ thousands
	2025	2024
Opening balances on January 1	**257,977,344**	**244,966,258**
Issuance	22,064,677	22,110,088
Interest accrued	5,590,930	6,779,061
Settlement and interest payments	(22,281,001)	(20,254,937)
Foreign exchange variation	(166,274)	212,316
Balance on March 31	**263,185,676**	**253,812,786**

20) SUBORDINATED DEBTS

a) Composition of subordinated debt

				R$ thousands
Maturity	Original term in years	Nominal amount	On March 31, 2025	On December 31, 2024
In Brazil:				
Financial bills:				
2025	7	3,871,906	6,875,712	6,659,038
2027	7	401,060	662,833	640,590
2025	8	3,135,864	3,234,638	3,693,797
2026	8	694,800	1,232,244	1,193,335
2028	8	55,437	91,751	88,658
2030	8	2,368,200	3,483,093	3,365,783
2025	9	15,570	45,097	755,966
2027	9	89,700	169,515	163,973
2025	10	178,937	674,586	648,219
2026	10	196,196	594,004	571,365
2027	10	256,243	541,375	523,757
2028	10	248,300	523,395	505,316
2030	10	134,500	215,875	210,044
2031	10	7,270,000	11,724,304	11,319,069
2032	10	5,378,500	7,875,256	7,606,668
2033	10	531,000	649,931	626,578
2026	11	2,500	4,143	4,337
2027	11	47,046	106,485	102,990
2028	11	74,764	164,562	159,193
Perpetual	-	19,153,355	20,057,139	18,620,251
Total (1)			**58,925,938**	**57,458,927**

(1) Includes the amount of R$45,268,293 thousand (R$43,096,504 thousand on December 31, 2024), referring to subordinated debts recognized in "Eligible Debt Capital Instruments" for regulatory capital purpose.

b) Changes in subordinated debt

		R$ thousands
	2025	2024
Opening balances on January 1	**57,458,927**	**50,337,854**
Issuance	5,555,700	-
Interest accrued	1,963,052	1,563,818
Settlement and interest payments	(6,051,741)	(1,617,517)
Balance on March 31	**58,925,938**	**50,284,155**

21) INSURANCE CONTRACTS

a) Insurance contract liabilities

R$ thousands

	On March 31, 2025			On December 31, 2024		
	PAA	BBA/VFA	Total	PAA	BBA/VFA	Total
Liability for remaining coverage (LRC)	**3,380,333**	**370,637,443**	**374,017,776**	**3,413,117**	**359,997,742**	**363,410,859**
- Present value of future cash flows (BEL)	-	343,612,157	343,612,157	-	333,588,968	333,588,968
Non-financial risk adjustment (RA)	-	1,822,009	1,822,009	-	1,713,661	1,713,661
- Contract Service Margin (CSM)	-	25,203,277	25,203,277	-	24,695,113	24,695,113
- Premium allocation approach (PAA)	3,380,333	-	3,380,333	3,413,117	-	3,413,117
Liability for incurred claims	**11,921,338**	**3,591,365**	**15,512,703**	**13,527,747**	**1,854,214**	**15,381,961**
- Best Estimate of Liabilities (BEL)	11,669,788	3,354,256	15,024,044	13,109,372	1,788,775	14,898,147
Non-financial risk adjustment (RA)	251,550	237,109	488,659	418,375	65,439	483,814
Total Insurance contract liabilities	**15,301,671**	**374,228,808**	**389,530,479**	**16,940,864**	**361,851,956**	**378,792,820**

b) Remaining coverage for general model (BBA)/variable fee approach (VFA)

R$ thousands

	On March 31, 2025			On December 31, 2024		
	Non-Onerous Contracts	Onerous Contracts	Total	Non-Onerous Contracts	Onerous Contracts	Total
Present value of estimated future cash outflows	**428,563,887**	**33,229,609**	**461,793,496**	**415,934,920**	**32,862,946**	**448,797,866**
- Acquisition costs	3,855,093	117,902	3,972,995	3,789,618	119,449	3,909,067
- Claims and other directly attributable expenses	424,708,794	33,111,707	457,820,501	412,145,302	32,743,497	444,888,799
Present value of estimated future cash inflows	(112,417,995)	(5,763,344)	(118,181,339)	(109,275,236)	(5,933,662)	(115,208,898)
Non-financial risk adjustment	1,032,736	789,273	1,822,009	926,022	787,639	1,713,661
Contract Service Margin	25,104,509	98,768	25,203,277	24,594,993	100,120	24,695,113
Total remaining coverage of the general model/variable rate model	**342,283,137**	**28,354,306**	**370,637,443**	**332,180,699**	**27,817,043**	**359,997,742**

c) Realization of contract service margin

R$ thousands

	Due within one year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Total
Issued Insurance Contracts							
- Insurance Contract	2,734,212	2,230,711	1,884,810	1,645,062	1,563,053	15,145,429	25,203,277
General model/variable fee approach on March 31, 2025	**2,734,212**	**2,230,711**	**1,884,810**	**1,645,062**	**1,563,053**	**15,145,429**	**25,203,277**
Issued Insurance Contracts							
- Insurance Contract	2,450,329	2,180,759	1,840,336	1,603,463	1,410,985	15,209,241	24,695,113
General model/variable fee approach on December 31, 2024	**2,450,329**	**2,180,759**	**1,840,336**	**1,603,463**	**1,410,985**	**15,209,241**	**24,695,113**

d) Changes of the liability for remaining coverage (LCR) and claims incurred

R$ thousands

Liabilities for remaining coverage and claims incurred	BBA/VFA					PAA	Total
	Excluding Loss Component			Loss Component	TOTAL BBA/VFA	-Premium allocation approach	
	BEL	AR	CSM	BEL			
Opening balances on January 1	**326,129,277**	**1,713,661**	**24,695,113**	**7,459,691**	**359,997,742**	**3,413,117**	**363,410,859**
Changes related to current period (Insurance revenue)	**(1,324,480)**	**(46,236)**	**(868,333)**	**-**	**(2,239,049)**	**(13,026,887)**	**(15,265,936)**
Total retrospective method contracts	(117,680)	(5,526)	(302,071)	-	(425,277)	-	(425,277)
Fair value method contracts	(1,015,134)	(36,017)	(255,155)	-	(1,306,306)	-	(1,306,306)
Issuance of contracts after transition (Other contracts)	(201,779)	(4,693)	(311,107)	-	(517,579)	-	(517,579)
Appropriation related to best output estimate - BEL	10,113	-	-	-	10,113	-	10,113
Appropriation relating to contracts premium allocation approach	-	-	-	-	-	(13,026,887)	(13,026,887)
Technical changes related to future periods	**1,081,254**	**127,152**	**1,111,562**	**-**	**2,319,968**	**(813,734)**	**1,506,234**
Changes in estimates that adjust the Contract Service Margin	1,044,171	46,443	(1,099,556)	-	(8,942)	-	(8,942)
Changes in estimates that do not adjust the Contract Service Margin	332,983	28,185	-	-	361,168	-	361,168
Appropriation regarding best output estimate - CSM	1,818	-	209,287	-	211,105	-	211,105
Contracts initially recognized in the period	(297,718)	52,524	2,001,831	-	1,756,637	(813,734)	942,903
Insurance expenses	**61,916**	**-**	**-**	**895,289**	**957,205**	**1,054,947**	**2,012,152**
Constitution of onerous contracts	-	-	-	895,289	895,289	-	895,289
Commission Expense	61,916	-	-	-	61,916	1,054,947	1,116,863
Financial expenses	**9,534,438**	**27,432**	**264,935**	**-**	**9,826,805**	**-**	**9,826,805**
Financial expenses of insurance contracts	9,534,438	27,432	264,935	-	9,826,805	-	9,826,805
Estimated cash flows	**(225,228)**	**-**	**-**	**-**	**(225,228)**	**12,752,890**	**12,527,662**
Premiums received	12,401,365	-	-	-	12,401,365	13,773,429	26,174,794
Investment component	(12,477,902)	-	-	-	(12,477,902)	-	(12,477,902)
Acquisition insurance cash flow	(148,691)	-	-	-	(148,691)	(1,020,539)	(1,169,230)
Balance on March 31, 2025	**335,257,177**	**1,822,009**	**25,203,277**	**8,354,980**	**370,637,443**	**3,380,333**	**374,017,776**

R$ thousands

Liabilities for remaining coverage and claims incurred	BBA/VFA					PAA	Total
	Excluding Loss Component			Loss Component	TOTAL BBA/VFA	-Premium allocation approach	
	BEL	AR	CSM	BEL			
Opening balances on January 1	**295,011,098**	**1,831,794**	**24,414,760**	**6,630,079**	**327,887,731**	**3,260,899**	**331,148,630**
Changes related to current period (Insurance revenue)	**(1,200,242)**	**(40,690)**	**(891,352)**	**-**	**(2,132,284)**	**(11,850,747)**	**(13,983,031)**
Total retrospective method contracts	(140,112)	(9,062)	(410,149)	-	(559,323)	-	(559,323)
Fair value method contracts	(954,707)	(28,814)	(354,017)	-	(1,337,538)	-	(1,337,538)
Issuance of contracts after transition (Other contracts)	(94,015)	(2,814)	(127,186)	-	(224,015)	-	(224,015)
Appropriation related to best output estimate - BEL	(11,408)	-	-	-	(11,408)	-	(11,408)
Appropriation relating to contracts premium allocation approach	-	-	-	-	-	(11,850,747)	(11,850,747)
Technical changes related to future periods	**162,443**	**17,338**	**1,312,361**	**-**	**1,492,142**	**(1,234,913)**	**257,229**
Changes in estimates that adjust the Contract Service Margin	34,548	(11,326)	(58,611)	-	(35,389)	-	(35,389)
Changes in estimates that do not adjust the Contract Service Margin	(189,177)	(1,867)	-	-	(191,044)	-	(191,044)
Appropriation regarding best output estimate - CSM	-	-	246,136	-	246,136	-	246,136
Contracts initially recognized in the period	317,072	30,531	1,124,836	-	1,472,439	(1,234,913)	237,526
Insurance expenses	**16,438**	**-**	**-**	**(23,704)**	**(7,266)**	**877,801**	**870,535**
Constitution of onerous contracts	-	-	-	(23,704)	(23,704)	-	(23,704)
Commission Expense	16,438	-	-	-	16,438	877,801	894,239
Financial expenses	**7,022,352**	**32,620**	**208,850**	**-**	**7,263,822**	**-**	**7,263,822**
Financial expenses of insurance contracts	7,022,352	32,620	208,850	-	7,263,822	-	7,263,822
Estimated cash flows	**1,275,449**	**-**	**-**	**-**	**1,275,449**	**12,117,616**	**13,393,065**
Premiums received	11,988,283	-	-	-	11,988,283	12,605,481	24,593,764
Investment component	(10,632,258)	-	-	-	(10,632,258)	-	(10,632,258)
Acquisition insurance cash flow	(80,576)	-	-	-	(80,576)	(487,865)	(568,441)
Balance on March 31, 2024	**302,287,538**	**1,841,062**	**25,044,619**	**6,606,375**	**335,779,594**	**3,170,656**	**338,950,250**

e) Changes in liabiltiy for incurred claims (LIC)

R$ thousands

	PSI - BBA e VFA			PSI - PAA			
	VP FCF	RA	Total liability for incurred claims - BBA and VFA	BEL	RA	Total liability for claims incurred - PAA	TOTAL PSI
Balance on December 31, 2023	1,302,911	71,949	1,374,860	11,847,652	421,079	12,268,731	13,643,591
Costs of providing insurance	1,110,554	218	1,110,772	9,275,446	66,998	9,342,444	10,453,216
Claims incurred and other insurance expenses	1,110,554	218	1,110,772	9,275,446	66,998	9,342,444	10,453,216
Liability adjustments for incurred claims	54,642	-	54,642	84,378	-	84,378	139,020
Financial expenses of insurance contracts	26,330	1,727	28,057	209,430	7,276	216,706	244,763
Changes recognized in other comprehensive income	(3,796)	(328)	(4,124)	(39,391)	(4,872)	(44,263)	(48,387)
Estimated cash flows	(993,566)	-	(993,566)	(8,746,647)	-	(8,746,647)	(9,740,213)
Claims and other insurance costs paid	(993,566)	-	(993,566)	(8,746,647)	-	(8,746,647)	(9,740,213)
Transfer of portfolio	-	-	-	-	-	-	-
Balance on March 31, 2024	1,497,075	73,566	1,570,641	12,630,868	490,481	13,121,349	14,691,990
Balance on December 31, 2024	1,788,775	65,439	1,854,214	13,109,371	418,375	13,527,746	15,381,960
Costs of providing insurance	849,798	3,574	853,372	8,844,149	(5,955)	8,838,194	9,691,566
Claims incurred and other insurance expenses	849,798	3,574	853,372	8,844,149	(5,955)	8,838,194	9,691,566
Liability adjustments for incurred claims	(41,151)	1	(41,150)	49,319	-	49,319	8,169
Financial expenses of insurance contracts	31,876	1,759	33,635	213,376	6,836	220,212	253,847
Changes recognized in other comprehensive income	(10,507)	292	(10,215)	(75,415)	(1,662)	(77,077)	(87,292)
Estimated cash flows	(792,921)	-	(792,921)	(8,942,626)	-	(8,942,626)	(9,735,547)
Claims and other insurance costs paid	(792,921)	-	(792,921)	(8,942,626)	-	(8,942,626)	(9,735,547)
Transfer of portfolio	-	-	-	-	-	-	-
Balance on March 31, 2025	1,825,870	71,065	1,896,935	13,198,174	417,594	13,615,768	15,512,703

f) Contractual service margin

	R$ thousands							
	On March 31, 2025				On March 31, 2024			
	Contracts measured at fair value in transition	Contracts evaluated by the total retrospective method	Issuance of contracts after transition (Other contracts)	Total	Contracts measured at fair value in transition	Contracts evaluated by the total retrospective method	Issuance of contracts after transition (Other contracts)	Total
Opening balance on January 1	**7,215,705**	**8,414,912**	**9,064,496**	**24,695,113**	**11,313,528**	**8,591,169**	**4,510,061**	**24,414,758**
Changes from the current period	**(255,155)**	**(302,071)**	**(311,107)**	**(868,333)**	**(354,018)**	**(410,148)**	**(127,186)**	**(891,352)**
- Contract service margin recognized in the period	(255,155)	(302,071)	(311,107)	(868,333)	(354,018)	(410,148)	(127,186)	(891,352)
Changes in relation to future periods	**23,386**	**17,628**	**1,070,548**	**1,111,562**	**177,998**	**601,881**	**532,484**	**1,312,363**
- Contracts initially recognized	101,304	52,183	1,848,344	2,001,831	30,071	3,817	1,090,947	1,124,835
- Changes in estimates that adjust the contract service margin	(77,918)	(34,555)	(777,796)	(890,269)	147,927	598,064	(558,463)	187,528
Total technical changes	**(231,769)**	**(284,443)**	**759,441**	**243,229**	**(176,020)**	**191,733**	**405,298**	**421,011**
Financial expenses of insurance contracts	**8,240**	**104,011**	**152,684**	**264,935**	**20,412**	**108,277**	**80,161**	**208,850**
Balance on March 31	**6,992,176**	**8,234,480**	**9,976,621**	**25,203,277**	**11,157,920**	**8,891,179**	**4,995,520**	**25,044,619**

g) Changes in other comprehensive income

	R$ thousands	
	Three-month period ended on March 31	
	2025	2024
Opening balance on January 1	**3,614,624**	**1,265,455**
Changes in other comprehensive income	**(165,018)**	**143,757**
Income and expenses recognized in the period in Other comprehensive income	(273,876)	239,203
Deferred taxes	108,858	(95,446)
Balance on March 31	**3,449,606**	**1,409,212**

h) Insurance income

	R$ thousands	
	Three-month period ended on March 31	
	2025	2024
Amounts related to changes in liabilities for remaining coverage (LRC)		
Outputs related to general model contracts	1,324,479	1,200,243
Expected claims incurred and Expenses	1,272,676	1,172,397
- Recovery of Acquisition Cash Flow	61,916	16,438
- Experience Adjustments	(10,113)	11,408
Non-financial risk adjustment change	46,237	40,690
Contract service margin recognized for general model and variable rate	868,333	891,352
Contract-related outputs premiums allocation approach	13,026,887	11,911,854
Insurance Revenue	**15,265,936**	**14,044,139**

i) Insurance financial expense

	R$ thousands	
	Three-month period ended on March 31	
	2025	2024
Changes in obligation to pay arising from return on investment	(4,886,054)	(2,026,777)
Interest Accreditation	(5,194,598)	(5,481,846)
Amounts recognized in income	**(10,080,652)**	**(7,508,623)**
Effect of changes in interest rates	(273,876)	239,203
Amounts recognized in other comprehensive income	**(273,876)**	**239,203**
Financial expenses of insurance contracts	**(10,354,528)**	**(7,269,420)**

j) Claims development

The claims development table is intended to illustrate the inherent insurance risk, comparing claims paid with their respective provisions, starting from the year in which the claim was reported. The upper part of the table shows the variation in the provision over the years. The provision varies as more accurate information regarding the frequency and severity of claims is obtained. The lower part of the table demonstrates the reconciliation of the amounts with the account balances.

R$ thousands

Occurrence/Payment	Payment year 1	Payment year 2	Payment year 3	Payment year 4	Payment year 5	Payment year 6	Payment year 7	Payment year 8	Payment year 9	Payment year 10
Year of occurrence 1	3,127,201	3,515,301	3,189,841	3,206,829	3,227,623	3,244,563	3,258,807	3,255,988	3,266,836	3,274,144
Year of occurrence 2	3,329,411	3,681,690	3,362,479	3,359,002	3,383,992	3,398,794	3,410,472	3,410,720	3,417,735	-
Year of occurrence 3	3,353,275	3,783,663	3,442,949	3,430,368	3,454,395	3,461,053	3,472,060	3,476,856	-	-
Year of occurrence 4	3,064,499	3,419,092	3,120,457	3,138,805	3,151,462	3,157,111	3,177,594	-	-	-
Year of occurrence 5	3,089,294	3,460,932	3,223,122	3,251,805	3,253,219	3,266,271	-	-	-	-
Year of occurrence 6	3,239,820	3,642,552	3,159,390	3,152,960	3,171,579	-	-	-	-	-
Year of occurrence 7	4,501,204	4,582,209	4,339,211	4,346,252	-	-	-	-	-	-
Year of occurrence 8	4,585,356	5,049,305	4,843,917	-	-	-	-	-	-	-
Year of occurrence 9	4,967,023	5,355,076	-	-	-	-	-	-	-	-
Year of occurrence 10	5,365,164	-	-	-	-	-	-	-	-	
Payments accumulated up to March 31, 2025	5,365,164	5,355,076	4,843,917	4,346,252	3,171,579	3,266,271	3,177,594	3,476,856	3,417,735	3,274,144
Estimate of claims on March 31, 2025	18,660,451	6,705,193	5,391,104	4,661,264	3,368,324	3,382,292	3,261,149	3,543,534	3,464,877	3,274,144
Estimated claims payable March 31, 2025	**13,295,287**	**1,350,117**	**547,187**	**315,012**	**196,745**	**116,021**	**83,555**	**66,678**	**47,142**	**-**

	R$ thousands
Estimated claims payable	16,017,744
Adjustment to present value	(1,475,292)
Adjustment for non-financial risk	238,491
Other estimates	731,760
Liabilities for claims incurred on March 31, 2025	**15,512,703**

22) PROVISIONS, CONTINGENTS ASSETS AND LIABILITIES

a) Contingent assets

Contingent assets are not recognized in the financial statements. There are ongoing proceedings where the chance of success is considered probable, such as: a) Social Integration Program (PIS), Bradesco has made a claim to offset PIS against Gross Operating Income, paid under Decree-Laws No. 2,445/88 and No. 2,449/88, regarding the payment that exceeded the amount due under Supplementary Law No. 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts and such amounts are recorded as receivable only when collection is considered certain.

b) Provisions classified as probable losses

The Company is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

Management recognized provisions where, based on their opinion and that of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, the loss is deemed probable.

Management considers that the provision is sufficient to cover the future losses generated by the respective lawsuits.

I) Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, most significantly for unpaid "overtime", pursuant to Article 224 of the Consolidation of Labor Laws (CLT). Considering that the proceedings database is basically composed by proceedings with similar characteristics and for which there has been no official court decision, the provision is recognized considering the following factors, among others: date of receipt of the proceedings (before or after the labor reform of November 2017), the average calculated value of payments made for labor complaints before and after the labor reform, and inflation adjustment on the average calculated values.

Overtime is monitored by using electronic timecards and paid regularly during the employment contract, so that the claims filed by Bradesco's former employees do not represent individually significant amounts.

II) Civil claims

These are claims for indemnification primarily related to banking products and services and the inflation indexation alleged to have been lost resulting from economic plans. These lawsuits are individually controlled through a system and provisioned whenever the loss is determined to be probable, considering the opinion of legal advisors, nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts.

In relation to the legal claims that are pleading alleged differences in the adjustment of inflation on savings account balances and due to the implementation of economic plans that were part of the federal government's economic policy to reduce inflation in the 80s and 90s, Bradesco, despite complying with the law and

regulation in force at the time, has provisioned certain proceedings, taking into consideration the claims in which they were mentioned and the perspective of loss of each demand, in view of the decisions and subjects still under analysis in the Superior Court of Justice (STJ).

In December 2017, with the mediation of the Attorney's General Office (AGU) and intervention of the Central Bank of Brazil (BCB), the entities representing the bank and the savings accounts, entered into an agreement related to litigation of economic plans, with the purpose of closing these claims, in which conditions and schedule were established for savings accounts holders to accede to the agreement. This agreement was approved by the Federal Supreme Court (STF) on March 1, 2018. On March 11, 2020, the signatory entities signed an amendment extending the collective agreement for a period of 5 (five) years, the Federal Supreme Court approved the extension of the agreement for 30 months. On December 16, 2022, the Federal Supreme Court (STF) approved the request to extend the agreement for another 30 months. As this is a voluntary agreement, Bradesco is unable to predict how many savings account holders will choose to accept the settlement offer.

Note that, regarding disputes relating to economic plans, the Federal Supreme Court (STF) has suspended all outstanding lawsuits, until the Court issues a final decision on the right under litigation.

III) Provision for tax risks

The Group has been discussing judicially the legality and constitutionality of certain taxes and contributions ("legal obligations") which have been fully provisioned have their procedural evolution through the Judiciary and administrative spheres, monitored regularly. The most significant are:

- PIS and Cofins - R$3,308,461 thousand (R$3,263,824 thousand on December 31, 2024): Bradesco is requesting to calculate and pay contributions to PIS and Cofins only on the sale of goods/rendering of services (billing), excluding financial income from the calculation base;

- Pension Contributions – R$2,017,356 thousand (R$1,989,629 thousand on December 31, 2024): official notifications related to the pension contributions made to private pension plans, considered by the authorities to be employee compensation subject to the incidence of mandatory pension contributions and to an isolated fine for not withholding Income Tax on such financial contributions;

- PIS and Cofins - R$860,490 thousand (R$838,178 thousand on December 31, 2024): Bradesco is requesting to calculate and pay contributions to PIS and Cofins under the cumulative regime (3.65% rate on sales of goods/installment services); and

- INSS – Contribution to SAT – R$534,469 thousand (R$527,030 thousand on December 31, 2024): in an ordinary lawsuit filed by the Brazilian Federation of Banks – Febraban, since April 2007, on behalf of its members, in which the classification of banks at the highest level of risk is questioned, with respect to Work Accident Risk – RAT, which raised the rate of the respective contribution from 1% to 3%, in accordance with Decree No. 6,042/07.

In general, the duration of the lawsuits in the Brazilian judicial system are unpredictable, which is why there is no disclosure of the expected date for judgment of these lawsuits.

IV) Provisions by nature

	R$ thousands	
	On March 31, 2025	On December 31, 2024
Labor claims	2,714,889	2,613,403
Civil claims	7,488,478	7,827,251
Provision for tax risks	7,614,436	7,457,160
Total	**17,817,803**	**17,897,814**

V) Changes in other provisions

	R$ thousands		
	Labor	Civil	Tax
Balance on December 31, 2023	**4,622,138**	**8,587,613**	**7,059,304**
Adjustment for inflation	126,210	123,604	102,120
Provisions, net of (reversals and write-offs)	336,976	679,699	48,934
Payments	(965,281)	(891,732)	(7,592)
Balance on March 31, 2024	**4,120,043**	**8,499,184**	**7,202,766**
Balance on December 31, 2024	**2,613,403**	**7,827,251**	**7,457,160**
Adjustment for inflation	67,537	128,554	122,454
Provisions, net of (reversals and write-offs)	895,689	303,624	71,850
Payments	(861,740)	(770,951)	(37,028)
Balance on March 31, 2025	**2,714,889**	**7,488,478**	**7,614,436**

c) Contingent liabilities classified as possible losses

The Group maintains a system to monitor all administrative and judicial proceedings in which any of its group companies is plaintiff or defendant and, considering, amongst other things the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss are not recognized as a liability in the financial statements and totaled, on March 31, 2025, R$12,675,876 thousand (R$11,570,068 thousand on December 31, 2024) for civil claims and R$47,063,720 thousand (R$46,932,523 thousand on December 31, 2024) for tax proceedings.

The main tax proceedings with this classification are:

- IRPJ and CSLL deficiency note – 2012 to 2015 – R$12,455,519 thousand (R$12,239,074 thousand on December 31, 2024): due to the disallowance of interest expenses (CDI), related to certain investments and deposits between the companies of the Group;

- COFINS – 1999 to 2014 – R$10,033,223 thousand (R$9,906,689 thousand on December 31, 2024): assessments and disallowances of offsetting Cofins credits, launched after a favorable decision was made in a judicial proceeding, where the unconstitutionality of the expansion of the intended calculation base for income other than revenue was discussed (Law No. 9,718/98);

- IRPJ and CSLL – 2006 to 2020 – R$9,445,680 thousand (R$9,429,961 thousand on December 31, 2024), relating to goodwill amortization being disallowed on the acquisition of investments;

- IRPJ and CSLL deficiency note – 2008 to 2019 – R$3,279,918 thousand (R$3,216,302 thousand on December 31, 2024) relating to disallowance of expenses with credit losses;

- PIS and COFINS notifications and disallowances of compensations – R$1,904,561 thousand (R$1,919,536 thousand on December 31, 2024): relates to the constitutionality of the expansion of the calculation base to other revenues other than billing (Law No. 9,718/98) in acquired companies;

- IRPJ and CSLL deficiency note – 2000 to 2014 – R$990,234 thousand (R$1,280,106 thousand on December 31, 2024): relating to disallowance of exclusions and expenses, differences in depreciation expenses, insufficient depreciation expenses, expenses with depreciation of leased assets, operating expenses and income and disallowance of tax loss compensation;

- Interest on Own Capital (TJLP) – Base year 2019 – R$201,401 thousand (R$196,906 thousand on December 31, 2024): IRPJ/CSLL assessments relating to the year 2019 questioning the deductibility in the tax calculation bases above the expense related to Interest on Own Capital (TJLP); and

- PLR - Profit Sharing - Base years from 2009 to 2011 - R$195,073 thousand(R$192,607 thousand on December 31, 2024): assessments for the social security contribution on amounts paid to employees as profit sharing, for alleged failure to comply with the rules contained in Law No. 10,101/00.

23) OTHER LIABILITIES

a) Other liabilities

		R$ thousands
	On March 31, 2025	On December 31, 2024
Financial liabilities	**104,600,611**	**101,086,011**
Credit card transactions (1)	37,916,083	35,852,340
Foreign exchange transactions (2)	43,609,906	41,677,829
Loan assignment obligations	3,234,297	3,846,323
Capitalization bonds	9,852,335	9,707,588
Securities trading	6,269,308	6,852,160
Lease liabilities (Note 23b)	3,718,682	3,149,771
Other liabilities	**59,041,739**	**55,381,892**
Third party funds in transit (3)	7,136,594	9,417,841
Provision for payments	11,924,907	13,036,420
Sundry creditors	7,072,660	6,591,177
Social and statutory	7,823,348	8,628,253
Other taxes payable	2,419,962	1,827,943
Liabilities for acquisition of assets and rights	849,343	929,055
Payment of taxes and other contributions	6,662,896	853,978
Obligations for quotas of investment funds	2,473,950	2,868,334
Other (4)	12,678,079	11,228,891
Total	**163,642,350**	**156,467,903**

(1) Refers to amounts payable to merchants;

(2) Primarily refers to Bradesco's sales in foreign currency to customers and its rights in domestic currency, resulting from exchange sale operations;

(3) Primarily refers to payment orders issued domestically and the amount of payment orders in foreign currency coming from overseas; and

(4) Includes credits for resources to be released and obligations for payment resources.

b) Lease liabilities

	R$ thousands
Closing balance on December 31, 2023	**3,619,393**
Remeasurement and new contracts	(108,695)
Payments	(366,928)
Appropriation of financial charges	120,323
Balance on March 31, 2024	**3,264,093**
Balance on December 31, 2024	**3,149,771**
Remeasurement and new contracts	854,063
Payments	(372,709)
Appropriation of financial charges	87,557
Balance on March 31, 2025	**3,718,682**

Maturity of the leases

The maturity of these financial liabilities as of March 31, 2025 is divided as follows: R$744,814 thousand up to one year (R$830,847 thousand up to 1 year as of December 31, 2024), R$1,809,750 thousand between 1 and 5 years (R$2,010,127 thousand between one to five years as of December 31, 2024) and R$579,406 thousand over 5 years (R$282,065 thousand for more than five years as of December 31, 2024).

Impacts on the statement of income

The impact on the income for the first quarter of 2025, was: "Expenses of depreciation" – R$299,755 thousand (R$176,506 thousand for the first quarter of 2024) and "Interest and similar expenses" – R$87,557 thousand (R$120,323 thousand for the first quarter of 2024).

24) LOAN COMMITMENTS, FINANCIAL GUARANTEES AND SIMILAR INSTRUMENTS

The table below summarizes the total risk represented by loan commitments, financial guarantees and similar instruments:

	R$ thousands	
	On March 31, 2025	**On December 31, 2024**
Commitments to extend credit (1)	328,699,826	341,763,232
Financial guarantees (2)	116,462,126	119,229,609
Letters of credit for imports	616,229	897,221
Total	**445,778,181**	**461,890,062**

(1) Includes available lines of credit, limits for credit cards, personal loans, housing loans and overdrafts; and
(2) Refers to guarantees mostly provided for Corporate customers.

Financial guarantees are conditional commitments for loans issued to ensure the performance of a customer in an obligation to a third party. There is usually the right of recourse against the customer to recover any amount paid under these guarantees. Moreover, we can retain cash or other highly liquid funds to counter-guarantee these commitments.

The contracts are subject to the same credit evaluations as other loans and advances. Letters of credit are issued mainly to endorse public and private debt issue agreements including commercial paper, securities financing and similar transactions. The letters of credit are subject to customer credit evaluation by the Management.

We issue letters of credit in connection with foreign trade transactions to guarantee the performance of a customer with a third party. These instruments are short-term commitments to pay the third-party beneficiary under certain contractual terms for the shipment of products. The contracts are subject to the same credit evaluation as other loans and advances.

25) EQUITY

a) Capital and shareholders' rights

i. Composition of share capital in number of shares

The share capital, which is fully subscribed and paid, is divided into registered shares with no par value.

	On March 31, 2025	On December 31, 2024
Common	5,303,870,781	5,330,304,681
Preferred	5,288,141,247	5,311,865,547
Subtotal	**10,592,012,028**	**10,642,170,228**
Treasury (common shares) (1)	(7,500,000)	(23,843,100)
Treasury (preferred shares) (1)	(7,500,000)	(21,344,200)
Total outstanding shares	**10,577,012,028**	**10,596,982,928**

(1) In January, 4,970,900 Treasury shares were acquired. On February 7, 2025, the cancellation of 50,158,200 Treasury shares issued by the Company was approved (item d). Following this date, there was an acquisition of 15,000,000 shares to be held in Treasury.

All the shareholders are entitled to receive, in total, a mandatory dividend of at least 30% of Bradesco's annual net income, as shown in the statutory accounting records, adjusted by transfers to reserves. The Company has no obligation that is exchangeable for or convertible into shares. As a result, its diluted earnings per share is the same as the basic earnings per share.

In occurring any operation that changes the number of shares, simultaneously with the transaction in the Brazilian market, and with the same timeframes, an identical procedure is adopted in the international market, for the ADRs/GDRs traded in New York, USA, and Madrid, Spain.

b) Reserves

Capital reserves

The capital reserve consists mainly of premiums paid by the shareholders upon subscription of shares. The capital reserve is used for (i) absorption of any losses in excess of accumulated losses and revenue reserves, (ii) redemption, reimbursement of purchase of shares, (iii) redemption of founders' shares, (iv) transfer to share capital, and (v) payment of dividends to preferred shares, when this privilege is granted to them.

Revenue reserves

In accordance with Corporate Legislation, Bradesco and its Brazilian subsidiaries must allocate 5% of their annual corporate profit (as presented in the financial statements prepared in accordance with accounting practices adopted in Brazil (BRGAAP), applicable to institutions authorized to operate by the Central Bank of Brazil), after absorbing accumulated losses, to a legal reserve, the distribution of which is subject to certain limitations. The reserve can be used to increase capital or absorb losses, but cannot be distributed in the form of dividends.

The Statutory Reserve aims to maintain an operating margin that is compatible with the development of the Company's active operations and may be formed by up to 100% of net income remaining after statutory allocations if proposed by the Board of Executive Officers, approved by the Board of Directors and ratified at the Shareholders' Meeting, with the accumulated value limited to 95% of the Company's paid-in capital share amount.

c) Interest on equity/Dividends

The distribution of income is calculated on corporate income, as presented in the financial statements prepared in accordance with accounting practices adopted in Brazil (BRGAAP), applicable to institutions authorized to operate by the Central Bank of Brazil.

At a meeting of the Board of Directors on March 20, 2025, the Board of Directors approved the proposal for the payment of interest on shareholders' equity, related to the first quarter of 2025, in the amount of R$2,300,000 thousand, of which R$0.207112492 per common share and R$0. 2278223742 per preferred share, whose payment will occur until October 31, 2025.

Interest on shareholders' equity for the first quarter of 2025, is calculated as follows:

	R$ thousands	% (1)
Net income for the period	5,802,082	
(-) Legal reserve	290,104	
Adjusted calculation basis	**5,511,978**	
Monthly and intermediary interest on shareholders' equity (gross), paid	575,269	
Provisioned intermediary interest on shareholders' equity (gross)	2,300,000	
Additional provisioned interest on equity (gross)	378,941	
Withholding income tax on interest on shareholders' equity	(488,131)	
Interest on shareholders' equity (net) accumulated on March 31, 2025	**2,766,079**	**50.18**
Interest on shareholders' equity (net) accumulated on March 31, 2024	**2,223,274**	**55.58**

(1) Percentage of interest on shareholders' equity/the adjusted calculation basis.

Interest on equity were paid or recognized in provisions, as follows:

Description					R$ thousands
	Per share (gross)		Gross amount paid	Withholding Income Tax (IRRF) (15%)	Net amount paid
	Common	Preferred			
Monthly interest on shareholders' equity paid	0.051749	0.056924	578,201	86,730	491,471
Supplementary interest on shareholders' equity provisioned	0.182346	0.200580	2,037,415	305,612	1,731,803
Total paid or accrued in the three-month period ended March 31, 2024	**0.234095**	**0.257504**	**2,615,616**	**392,342**	**2,223,274**
Monthly interest on shareholders' equity paid	0.051749	0.056924	575,269	86,290	488,979
Provisioned intermediary interest on shareholders' equity (1)	0.207112	0.227824	2,300,000	345,000	1,955,000
Supplementary interest on shareholders' equity provisioned	0.034123	0.037536	378,941	56,841	322,100
Total accrued on March 31, 2025	**0.292984**	**0.322284**	**3,254,210**	**488,131**	**2,766,079**

(1) To be paid by October 31, 2025.

d) Treasury shares

On February 7, 2025, the Board of Directors decided to cancel the 50,158,200 registered book-entry shares with no par value issued by the Company, consisting of 26,433,900 common shares and 23,724,300 preferred shares, held in treasury, which were acquired through the share buyback program in effect since November 7, 2023.

On March 31, 2025, 7,500,00 commmon share and 7,500,00 preferred shares remained in treasury, amounting to R$168,625 thousand. The minimum, average and maximum cost per ordinary share (ON) is R$10.65, R$10.73 and R$10.85 and per preferred share (PN) is R$11.53, R$11.75 and R$11.96 respectively. The market value of these shares, on March 31, 2025, was R$11.35 per common share and R$12.67 per preferred share.

26) EARNINGS PER SHARE

a) Basic earnings per share

The basic earnings per share was calculated based on the weighted average number of common and preferred shares outstanding, as shown in the calculations below:

	Three-month period ended on March 31	
	2025	2024
Net earnings attributable to the Organization's common shareholders (R$ thousand)	**2,668,966**	**1,962,356**
Net earnings attributable to the Organization's preferred shareholders (R$ thousand)	**2,935,863**	**2,158,587**
Weighted average number of common shares outstanding (thousands)	5,300,118	5,323,492
Weighted average number of preferred shares outstanding (thousands)	5,284,388	5,305,828
Basic earnings per share attributable to common shareholders of the Organization (in Reais)	0.50	0.37
Basic earnings per share attributable to preferred shareholders of the Organization (in Reais)	0.56	0.41

b) Diluted earnings per share

Diluted earnings per share are the same as basic earnings per share since there are no potentially dilutive instruments.

27) NET INTEREST INCOME

	R$ thousands	
	Three-month period ended on March 31	
	2025	2024
Interest and similar income		
Loans and advances to financial institutions	7,680,581	7,765,270
Loans and advances to customers:		
- Loans	27,554,764	23,509,648
- Leases	116,672	162,141
Financial assets:		
- At fair value through profit or loss	14,079,103	9,855,395
- Fair value through other comprehensive income	3,002,010	4,803,308
- At amortized cost	7,408,236	5,605,708
Compulsory deposits with the Central Bank	2,582,573	2,221,491
Other financial interest income	5,278	5,222
Total	**62,429,217**	**53,928,183**
Interest and similar expenses		
Deposits from banks:		
- Interbank deposits	(47,204)	(301,831)
- Funding in the open market	(8,119,122)	(7,409,731)
- Borrowings and onlending	(1,653,544)	(1,391,119)
Deposits from customers:		
- Savings accounts	(2,185,122)	(1,907,030)
- Time deposits	(9,997,211)	(9,183,915)
Funds from securities issued	(5,590,930)	(6,700,744)
Subordinated debts	(1,963,051)	(1,563,818)
Insurance contract liabilities	(10,333,950)	(7,265,702)
Technical capitalization provisions	(193,623)	(153,821)
Total	**(40,083,757)**	**(35,877,711)**
Net interest income	**22,345,460**	**18,050,472**

28) FEE AND COMISSION INCOME

	R$ thousands	
	Three-month period ended on March 31	
	2025	2024
Fee and commission income		
Credit card income	2,478,953	2,377,722
Current accounts	1,686,547	1,670,381
Collections	346,428	394,080
Guarantees Provided	597,221	315,462
Asset management	329,693	308,046
Consortium management	707,157	648,134
Custody and brokerage services	353,488	341,885
Capital Markets / Financial Advisory	361,238	205,060
Payments	95,950	109,974
Other	344,869	268,430
Total	**7,301,544**	**6,639,174**

29) NET GAINS/(LOSSES) ON FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	R$ thousands	
	Three-month period ended on March 31	
	2025	2024
Income from investments in securities	(2,103,678)	(379,410)
Derivative financial instruments	758,451	(693,736)
Total	**(1,345,227)**	**(1,073,146)**

30) NET GAINS/(LOSSES) ON FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

Net gains and losses on financial assets at FVOCI consist primarily of changes in the fair value of financial assets mainly fixed income securities when they are sold.

31) NET GAINS/(LOSSES) ON FOREIGN CURRENCY TRANSACTIONS

Net gains and losses on foreign currency transactions primarily consists mainly of gains or losses from currency trading and translation of monetary items from a foreign currency into the functional currency.

32) GROSS PROFIT FROM INSURANCE AND PENSION PLANS

	R$ thousands	
	Three-month period ended on March 31	
	2025	2024
Revenue from PAA contracts	13,026,887	11,911,854
Revenue from BBA contracts	1,759,301	1,677,154
Revenue from VFA Contracts	479,748	455,131
Insurance Revenue	**15,265,936**	**14,044,139**
Claims incurred	(9,451,185)	(10,275,345)
Acquisition costs	(1,587,283)	(1,406,153)
Administrative Expenses	(854,542)	(889,479)
Onerous Contracts	(895,289)	23,703
Insurance contract expenses	**(12,788,299)**	**(12,547,274)**
Insurance result	**2,477,637**	**1,496,865**
Reinsurance result	(12,961)	(1,665)
Gross profit from insurance and pension plans	**2,464,676**	**1,495,200**

33) PERSONNEL EXPENSES

	R$ thousands	
	Three-month period ended on March 31	
	2025	2024
Salaries	(3,016,522)	(2,601,456)
Benefits	(1,282,754)	(1,389,100)
Social security charges	(1,097,427)	(925,043)
Employee profit sharing	(456,229)	(334,030)
Training	(18,576)	(25,257)
Total	**(5,871,508)**	**(5,274,886)**

34) OTHER ADMINISTRATIVE EXPENSES

	R$ thousands	
	Three-month period ended on March 31	
	2025	2024
Outsourced services	(1,325,273)	(1,004,745)
Communication	(151,680)	(182,498)
Data processing	(629,116)	(602,924)
Advertising and marketing	(268,402)	(231,154)
Asset maintenance	(298,079)	(347,412)
Financial system	(468,378)	(534,359)
Rental	(24,931)	(16,235)
Security and surveillance	(123,294)	(143,640)
Transport	(151,057)	(181,379)
Water, electricity and gas	(78,843)	(95,728)
Advances to FGC (Deposit Guarantee Association)	(205,340)	(200,958)
Supplies	(27,319)	(32,800)
Travel	(33,803)	(23,778)
Other	(354,696)	(315,668)
Total	**(4,140,211)**	**(3,913,278)**

35) DEPRECIATION AND AMORTIZATION

	R$ thousands	
	Three-month period ended on March 31	
	2025	2024
Amortization expenses	(1,132,254)	(894,848)
Depreciation expenses	(538,731)	(624,409)
Total	**(1,670,985)**	**(1,519,257)**

36) OTHER OPERATING INCOME/(EXPENSES)

	R$ thousands	
	Three-month period ended on March 31	
	2025	2024
Tax expenses	(2,073,779)	(1,705,384)
Legal provision	(1,586,049)	(1,416,195)
Income from sales of non-current assets, investments, and property and equipment, net	283,196	7,407
Card marketing expenses	(1,060,054)	(1,055,456)
Other (1)	(912,561)	799,603
Total	**(5,349,247)**	**(3,370,025)**

(1) Composed mainly of operating income and expenses whose balances are not individually relevant and have no specific classification.

37) INCOME TAX AND SOCIAL CONTRIBUTION

a) Calculation of income tax and social contribution charges

	R$ thousands	
	Three-month period ended on March 31	
	2025	2024
Income before income tax and social contribution	**6,062,918**	**4,300,464**
Total burden of income tax (25%) and social contribution (20%) at the current rates	**(2,728,313)**	**(1,935,209)**
Effect of additions and exclusions in the tax calculation:		
Earnings (losses) of associates and joint ventures	174,554	208,870
Interest on equity	1,464,395	1,177,027
Other amounts (1)	702,108	451,616
Income tax and social contribution for the period	**(387,256)**	**(97,696)**

(1) Primarily, includes: (i) the equalization of the effective rate of financial companies except banks, insurance companies and non-financial companies, in relation to that shown; and (ii) the incentivized deductions.

b) Composition of income tax and social contribution in the consolidated statement of income

	R$ thousands	
	Three-month period ended on March 31	
	2025	2024
Current taxes:		
Income tax and social contribution expense	**(2,305,137)**	**(2,963,005)**
Deferred tax liabilities:		
Constitution/realization in the period on temporary additions and exclusions	1,398,052	3,067,567
Use of opening balances of:		
Social contribution loss	(25,352)	(181,790)
Income tax loss	(38,858)	(220,122)
Addition for:	-	
Social contribution loss	197,968	74,284
Income tax loss	386,071	125,370
Total deferred tax benefit	**1,917,881**	**2,865,309**
Income tax benefit / (expense)	**(387,256)**	**(97,696)**

c) Deferred income tax and social contribution presented in the consolidated statement of financial position

	R$ thousands			
	Balance on December 31, 2024	Amount constituted	Amount realized	Balance on March 31, 2025
Expected credit loss associated with credit risk	71,073,481	12,180,932	(10,100,638)	73,153,775
Civil provisions	3,427,730	91,742	(249,416)	3,270,056
Tax provisions	3,428,498	78,026	(19,070)	3,487,454
Labor provisions	1,165,970	72,770	(29,726)	1,209,014
Non-financial assets held for sale	699,334	66,915	(70,451)	695,798
Adjustment to fair value of financial assets at fair value through profit or loss and derivatives	15,813	116,617	(3,427)	129,003
Amortization of goodwill	396,044	3,688	(4,211)	395,521
Other	5,880,412	1,624,188	(1,871,586)	5,633,014
Total deductible taxes on temporary differences	**86,087,282**	**14,234,878**	**(12,348,525)**	**87,973,635**
Income tax and social contribution losses in Brazil and overseas	18,755,350	584,039	(64,210)	19,275,179
Subtotal	**104,842,632**	**14,818,917**	**(12,412,735)**	**107,248,814**
Adjustment to fair value of securities at FVOCI	2,356,352	226,577	(358,690)	2,224,239
Total deferred tax assets (1)	**107,198,984**	**15,045,494**	**(12,771,425)**	**109,473,053**
Deferred tax liabilities (1)	7,055,107	800,404	(312,103)	7,543,408
Net deferred taxes (1)	**100,143,877**	**14,245,090**	**(12,459,322)**	**101,929,645**

	R$ thousands			
	Balance on December 31, 2023	Amount constituted	Amount realized	Balance on March 31, 2024
Expected credit loss associated with credit risk	59,099,785	4,019,052	(1,282,331)	61,836,506
Civil provisions	3,778,419	98,957	(139,400)	3,737,976
Tax provisions	3,241,356	67,368	(6,735)	3,301,989
Labor provisions	2,068,011	76,122	(300,515)	1,843,618
Impairment of securities and investments	3,249,695	72,113	(48,751)	3,273,057
Non-financial assets held for sale	735,678	49,273	(56,830)	728,121
Adjustment to fair value of securities	270,017	15,860	(48,830)	237,047
Amortization of goodwill	403,841	4,183	(5,920)	402,104
Provision for interest on own capital	-	916,837	-	916,837
Other	5,356,240	933,498	(798,227)	5,491,511
Total deductible taxes on temporary differences	**78,203,042**	**6,253,263**	**(2,687,539)**	**81,768,766**
Income tax and social contribution losses in Brazil and overseas	18,893,423	199,654	(401,912)	18,691,165
Subtotal	**97,096,465**	**6,452,917**	**(3,089,451)**	**100,459,931**
Adjustment to fair value of securities at fair value through other comprehensive income	1,180,023	224,409	111,755	1,516,187
Total deferred tax assets (1)	**98,276,488**	**6,677,326**	**(2,977,696)**	**101,976,118**
Deferred tax liabilities (1)	7,365,091	518,405	(20,248)	7,863,248
Net deferred taxes (1)	**90,911,397**	**6,158,921**	**(2,957,448)**	**94,112,870**

(1) Deferred income and social contribution tax assets and liabilities are offset in the statement of financial position within each taxable entity, which was a total of R$(5,958,766) thousand in 2024 (R$(6,700,658) thousand in 2024).

d) Expected realization of deferred tax assets on temporary differences and carry-forward tax losses

	On March 31, 2025 - R$ thousands				
	Temporary differences		Carry-forward tax losses		Total
	Income tax	Social contribution	Income tax	Social contribution	
2025	7,117,340	5,614,334	224,113	116,005	13,071,792
2026	9,413,111	7,470,036	271,099	134,886	17,289,132
2027	7,938,148	6,297,946	249,060	107,979	14,593,133
2028	7,940,485	6,218,613	639,233	424,089	15,222,420
2029	6,459,921	5,017,381	1,046,284	769,636	13,293,222
2030	3,498,578	2,768,876	1,245,945	1,005,947	8,519,346
2031	2,524,133	1,992,956	1,600,327	1,303,447	7,420,863
2032	1,903,655	1,498,797	1,951,974	1,596,356	6,950,782
2033	1,541,143	1,159,505	2,341,269	1,924,596	6,966,513
2034	899,930	698,747	928,765	1,394,169	3,921,611
Total	**49,236,444**	**38,737,191**	**10,498,069**	**8,777,110**	**107,248,814**

The projection of realization of tax credits is an estimate and is not directly related to the expectation of accounting profits and contemplates the rules for deductibility of credit losses, established by Laws No. 14,467/22 and No. 15,078/24.

e) Deferred tax liabilities

	R$ thousands			
	Balance on December 31, 2024	**Amount constituted**	**Amount realized**	**Balance on March 31, 2025**
Fair value adjustment to securities and derivative financial instruments	443,139	64,829	(206,878)	301,090
Difference in depreciation	726,203	94,732	-	820,935
Judicial deposit	2,008,528	68,788	(8,816)	2,068,500
Other	3,877,237	572,055	(96,409)	4,352,883
Total deferred tax benefit	**7,055,107**	**800,404**	**(312,103)**	**7,543,408**

	R$ thousands			
	Balance on December 31, 2023	**Amount constituted**	**Amount realized**	**Balance on March 31, 2024**
Fair value adjustment to securities and derivative financial instruments	1,150,588	197,143	(3,130)	1,344,601
Difference in depreciation	616,829	57,377	-	674,206
Judicial deposit	1,787,400	59,117	(3,750)	1,842,767
Other	3,810,274	204,768	(13,368)	4,001,674
Total deferred tax benefit	**7,365,091**	**518,405**	**(20,248)**	**7,863,248**

f) Income tax and social contribution on adjustments recognized directly in other comprehensive income

						R$ thousands
	On March 31, 2025			On December 31, 2024		
	Before tax	Tax (expense)/ benefit	Net of tax	Before tax	Tax (expense)/ benefit	Net of tax
Financial assets at fair value through other comprehensive income	566,858	(237,202)	329,656	(3,363,810)	1,418,693	(1,945,117)
Exchange differences on translations of foreign operations	(363,176)	163,429	(199,747)	178,776	(80,449)	98,327
Other	(301,384)	135,623	(165,761)	261,358	(117,611)	143,747
Total	**(97,702)**	**61,850**	**(35,852)**	**(2,923,676)**	**1,220,633**	**(1,703,043)**

38) OPERATING SEGMENTS

The Company operates mainly in the banking and insurance segments. Our banking operations include operations in the retail, middle-market and corporate sectors, lease, international bank operations, investment bank operations and as a private bank. The Company also conducts banking segment operations through its branches located throughout the country, in branches abroad and through subsidiaries as well as by means of shareholding interests in other companies. Additionally, we are engaged in insurance, supplemental Pension Plans and capitalization bonds through our subsidiary, Bradesco Seguros S.A. and its subsidiaries.

The following segment information was prepared based on reports made available to Management to evaluate performance and make decisions regarding the allocation of resources for investments and other purposes. Our Management uses accounting information prepared in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by Central Bank for the purposes of making decisions about allocation of resources to the segments and assessing their performance. The information of the segments shown in the following tables considers the specific procedures and other provisions of the Brazilian Financial Institutions Accounting Plan which includes the proportional consolidation of associates and joint ventures and the non-consolidation of exclusive funds.

The main assumptions for the segmentation of income and expenses include (i) surplus cash invested by the entities operating in insurance, supplemental pension and capitalization bonds are included in this segment, resulting in an increase in net interest income; (ii) salaries and benefits and administrative costs included in the insurance, supplemental pension and capitalization bonds segment consist only of cost directly related to these operations, and (iii) costs incurred in the banking operations segment related to the infrastructure of the branch network and other general indirect expenses have not been allocated between segments.

Our operations are substantially conducted in Brazil. Additionally, we have one branch in New York, one branch in Grand Cayman, and one branch in London, mainly to complement our banking services and assist in import and export operations for Brazilian customers. Moreover, we also have subsidiaries abroad, namely: Banco Bradesco Europa S.A. (Luxembourg), Bradesco Securities, Inc. (New York), Bradesco Securities UK Limited (London), Cidade Capital Markets Ltd. (Grand Cayman), Bradesco Securities Hong Kong Limited (Hong Kong), Bradesco Trade Services Limited (Hong Kong), Bradescard Mexico, Sociedad de Responsabilidad Limitada (Mexico) and Bradesco Bank.

No revenue from transactions with a single customers or counterparty represented 10% of the Company's revenue for the periods ended in 2025 and 2024.

All transactions between operating segments are conducted on an arm's length basis, with intra-segment revenue and costs being eliminated in "Other operations, adjustments and eliminations". Income and expenses directly associated with each segment are included in determining business-segment performance.

	On March 31, 2025 - R$ thousands								
	Banking	**Insurance, pension and capitalization bonds**	**Other Activities**	**Eliminations**	**Managerial Income Statement**	**Proportionately consolidated (1)**	**Consolidation adjustments (2)**	**Adjustments (3)**	**Consolidated in accordance with IFRS**
Revenue from financial intermediation	51,001,423	1,994,645	75,663	(53,505)	53,018,226	(391,649)	(1,066,772)	8,575,924	60,135,729
Expenses from financial intermediation (4)	(31,763,369)	-	-	86,605	(31,676,764)	198,874	1,882,610	(10,488,477)	(40,083,757)
Financial margin	**19,238,054**	**1,994,645**	**75,663**	**33,100**	**21,341,462**	**(192,775)**	**815,838**	**(1,912,553)**	**20,051,972**
Expected credit loss associated with credit risk	(8,400,043)	-	-	-	(8,400,043)	65,126	-	1,223,696	(7,111,221)
Gross income from financial intermediation	**10,838,011**	**1,994,645**	**75,663**	**33,100**	**12,941,419**	**(127,649)**	**815,838**	**(688,857)**	**12,940,751**
Other income from insurance, pension plans and capitalization bonds	-	3,336,014	-	7,330	3,343,344	-	-	(876,026)	2,467,318
Fee and commission income and income from banking fees	9,473,883	269,981	36,907	(28,601)	9,752,170	(1,857,488)	(590,479)	(2,659)	7,301,544
Personnel/ Other administrative expenses (5)	(10,837,500)	(1,189,357)	(27,931)	66,054	(11,988,734)	475,706	(180,607)	10,931	(11,682,704)
Tax expenses	(1,881,046)	(397,617)	(4,945)	-	(2,283,608)	201,767	-	8,062	(2,073,779)
Share of profit (loss) of associates and jointly controlled entities	43,904	6,536	-	-	50,440	337,233	-	225	387,898
IR/CSI and Other income/expenses	(4,094,750)	(1,769,641)	(70,675)	(77,883)	(6,012,949)	970,431	(44,752)	1,421,904	(3,665,366)
Net Income on March 31, 2025	**3,542,502**	**2,250,561**	**9,019**	**-**	**5,802,082**	**-**	**-**	**(126,420)**	**5,675,662**
Total assets	**1,776,715,532**	**466,276,151**	**2,768,680**	**(131,095,411)**	**2,114,664,952**	**(41,038,095)**	**(53,916,180)**	**34,939,027**	**2,054,649,704**
Investments in associates and joint ventures	**79,464,314**	**5,502,026**	**1,311**	**(78,981,759)**	**5,985,892**	**6,229,390**	**-**	**(129,664)**	**12,085,618**
Total liabilities	**1,569,741,397**	**428,471,734**	**56,326**	**(52,113,652)**	**1,946,155,805**	**(37,532,878)**	**(53,916,180)**	**28,892,130**	**1,883,598,877**

(1) Refers to: adjustments to exclude the effects of consolidation, originating from proportionally consolidated companies (Grupo Cielo, Grupo EloPar, Crediare, etc.);
(2) Consolidation adjustments originating from the "non-consolidation" of exclusive funds;
(3) Adjustments due to the differences of the accounting standards used in the management reports and in the financial statements of the Company that were prepared in accordance with IFRS. The main adjustments refer to the expected loss for financial assets, business combinations and insurance contracts;
(4) Includes, in the Consolidated Financial Statements, the balances referring to "Net gains / (losses) on financial assets and liabilities at fair value through profit or loss", "Net gains / (losses) on financial assets at fair value through other comprehensive income" and "Net gains / (losses) from operations in foreign currency"; and
(5) Includes, in the Consolidated Financial Statements, the balances referring to depreciation and amortization.

	On March 31, 2024 - R$ thousand								
	Banking	Insurance, pension and capitalization bonds	Other Activities	Eliminations	Managerial Income Statement	Proportionately consolidated (1)	Consolidation adjustments (2)	Adjustments (3)	Consolidated in accordance with IFRS
Revenue from financial intermediation	39,360,926	9,406,906	82,953	(110,979)	48,739,806	(548,490)	(442,399)	5,017,227	52,766,144
Expenses from financial intermediation (4)	(22,888,516)	(7,419,523)	-	110,979	(30,197,060)	111,232	1,186,039	(6,977,922)	(35,877,711)
Financial margin	**16,472,410**	**1,987,383**	**82,953**	**-**	**18,542,746**	**(437,258)**	**743,640**	**(1,960,695)**	**16,888,433**
Expected credit loss associated with credit risk	(8,432,611)	-	-	-	(8,432,611)	-	-	1,323,559	(7,109,052)
Gross income from financial intermediation	**8,039,799**	**1,987,383**	**82,953**	**-**	**10,110,135**	**(437,258)**	**743,640**	**(637,136)**	**9,779,381**
Other income from insurance, pension plans and capitalization bonds	-	2,187,565	-	2,552	2,190,117	-	-	(256,569)	1,933,548
Fee and commission income and income from banking fees	8,598,430	200,881	956	(2,830)	8,797,437	(1,357,411)	(543,590)	(508,869)	6,387,567
Personnel/ Other administrative expenses (5)	(10,442,135)	(1,185,824)	(9,254)	94,980	(11,542,233)	588,654	(250,088)	496,246	(10,707,421)
Tax expenses	(1,518,462)	(353,147)	(3,720)	-	(1,875,329)	169,945	-	-	(1,705,384)
Share of profit (loss) of associates and jointly controlled entities	34,653	21,235	-	-	55,888	408,042	-	225	464,155
IR/CSI and Other income/expenses	(2,494,600)	(907,624)	(28,203)	(94,702)	(3,525,129)	628,028	50,038	897,985	(1,949,078)
Net Income on March 31, 2024	**2,217,685**	**1,950,469**	**42,732**	**-**	**4,210,886**	**-**	**-**	**(8,118)**	**4,202,768**
Total assets	**1,690,844,142**	**421,048,631**	**3,278,928**	**(115,095,711)**	**2,000,075,990**	**(9,490,741)**	**(48,926,749)**	**14,419,968**	**1,956,078,468**
Investments in associates and joint ventures	**70,338,933**	**3,058,158**	**1,140**	**(69,520,382)**	**3,877,849**	**6,076,447**	**-**	**(70,238)**	**9,884,058**
Total liabilities	**1,497,020,662**	**386,273,753**	**45,544**	**(45,575,329)**	**1,837,764,630**	**(9,490,741)**	**(48,926,749)**	**10,232,420**	**1,789,579,560**

(1) Refers to: adjustments for excluding the effects of consolidation, originating from proportionally consolidated companies (Grupo Cielo, Grupo EloPar, etc.);
(2) Consolidation adjustments originating from the "non-consolidation" of exclusive funds;
(3) Adjustments due to differences in accounting standards used in management reports and in the financial statements of the Company that were prepared in IFRS. The main adjustments refer to the expected loss of financial assets, business combinations and insurance contracts;
(4) Includes, in the Consolidated Financial Statements, the balances referring to "Net gains / (losses) on financial assets and liabilities at fair value through profit or loss", "Net gains / (losses) on financial assets at fair value through other comprehensive income" and "Net gains / (losses) from operations in foreign currency"; and
(5) Includes, in the Consolidated Financial Statements, the balances referring to depreciation and amortization.

As shown in the table and note (2) above, the adjustments arising from the differences between the criteria, procedures and rules used to prepare the operating segments in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by Bacen and the international accounting standard, in accordance with the pronouncements issued by the IASB. The main adjustments to equity and statements of income respectively are: (i) expected losses of financial assets – R$883 million (2024 – R$(1,823 million) – R$(284) million (2024 – R$75 million); (ii) others – R$(1,908) million (2024 – R$3,103 million) – R$40 million (2024 – R$(68) million); (iii) insurance contracts – R$1,695 million (2024 – R$1,835 million) – R$24 million (2024 – R$(134) million); and (iv) business combination - R$4,829 million (2024 – R$4,807 million) – R$22 million (2024 – R$37 million).

39) TRANSACTIONS WITH RELATED PARTIES

The Company has a policy for transactions with related parties. The transactions are carried out under conditions and at rates consistent with those entered into with third parties at that time. The transactions are as follows:

	R$ thousands							
	Shareholders of the parent (1)		Associates and jointly controlled companies (2)		Key Management Personnel (3)		Total	
	On March 31, 2025	On December 31, 2024	On March 31, 2025	On December 31, 2024	On March 31, 2025	On December 31, 2024	On March 31, 2025	On December 31, 2024
Assets								
Securities and derivative financial instruments	-	-	783,667	569,106	-	-	783,667	569,106
Loans and advances to customers and other assets	10	9	5,052,672	2,850,123	174,374	168,778	5,227,056	3,018,910
Liabilities								
Customer and financial institution resources	6,127,783	3,984,694	1,855,568	1,135,148	476,279	457,928	8,459,630	5,577,770
Funds from securities and subordinated debt issued	23,183,107	22,980,518	-	-	1,395,448	711,521	24,578,555	23,692,039
Derivative financial instruments	-	-	13,491	-	-	-	13,491	-
Other liabilities (4)	2,461,671	2,873,187	12,835,002	13,384,216	12,033	1,527	15,308,706	16,258,930

	Three-month period ended on March 31 - R$ thousands							
	Shareholders of the parent (1)		Associates and jointly controlled companies (2)		Key Management Personnel (3)		Total	
	2025	2024	2025	2024	2025	2024	2025	2024
Income/(expenses)								
Net interest income	(906,250)	(673,656)	(64,668)	31,288	(52,862)	(45,007)	(1,023,780)	(687,375)
Income from services provided	49	30	97,108	49,089	163	11	97,320	49,130
Other expenses net of other operating revenues	28,532	24,713	(638,644)	(680,479)	(25,803)	(4,890)	(635,915)	(660,656)

(1) Cidade de Deus Cia. Coml. de Participações, Fundação Bradesco, NCF Participações S.A., BBD Participações S.A., Nova Cidade de Deus Participações S.A. and NCD Participações Ltda.;
(2) Companies listed in Note 13;
(3) Members of the Board of Directors and the Board of Executive Officers; and
(4) Includes interest on equity.

a) Remuneration of key management personnel

The following is established each year at the Annual Shareholders' Meeting:

- The annual total amount of management compensation, set forth at the Board of Directors' Meeting, to be paid to Board members and members of the Board of Executive Officers, as determined by the Company's Bylaws; and

- The amount allocated to finance Management Supplementary Pension Plans, within the Employee and Management pension plan of the Bradesco Company (Bradesco S.A. and other companies in the conglomerate).

For 2025, the maximum amount of R$1,183,531 thousand was determined for the remuneration of the Directors, and part of this refers to the social security contribution to the INSS, which is an obligation of the Company, and R$53,824 thousand to cover supplementary pension plan defined contributions.

The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of PNB (class B preferred shares) shares issued by BBD Participações S.A. and/or PN (preferred shares) shares issued by Banco Bradesco S.A., which vest in three equal, annual and successive installments, the first of which is in the year following the payment date. This procedure complies with CMN Resolutions No. 5,177/24 and No. 432/24, which sets forth a management compensation policy for financial institutions.

The Company has no long-term benefits for the termination of employment contracts or for remuneration based on shares for its key Management personnel.

	R$ thousands	
	Three-month period ended on March 31	
	2025	**2024**
Short, medium and long-term remuneration	277,016	120,337
Post-employment - Pension Plans	13,951	130,840
Total	**290,967**	**251,177**

b) Equity participation

The members of the Board of Directors and the Board of the Executive Officers had, together directly, the following shareholding in Bradesco:

Direct ownership	**On March 31, 2025**	**On December 31, 2024**
Common shares	0.32%	0.32%
Preferred shares	1.00%	0.93%
Total shares (1)	**0.66%**	**0.63%**

(1) On March 31, 2025, direct and indirect shareholding of the members of the Board of Directors and the Board of Executive Officers in Bradesco totaled 2.13% of common shares, 1.04% of preferred shares and 1.59% of all shares (on December 31, 2024 – 1.62% of common shares, 0.96% of preferred shares and 1.29% of all shares).

40) RISK MANAGEMENT

The risk management activity is highly strategic due to the increasing complexity of products and services and the globalization of the Company's business. The dynamism of the markets leads the Company to constantly seek to improve this activity.

The Company carries out a corporate risk control in an integrated and independent manner, preserving and giving value to a collective decision-making environment, developing and implementing methodologies, models and tools for measurement and control. It promotes the dissemination of the risk culture to all employees, at all hierarchical levels, from the business areas to the Board of Directors.

For the first quarter of 2025, Bradesco maintained the same criteria disclosed in the financial statements as of December 31, 2024, especially regarding the criteria related to measurement according to hierarchical levels, sensitivity analysis of financial assets classified in Level 3, and methodologies used to determine fair values or insurance/underwriting risks.

Detailed information on risk management process, including credit risk, market risk, liquidity risk, operational risks, reference equity and also Bradesco's risks exposures may be found in Risk Management Report – Pillar 3, available on the Investors Relations website Bradesco RI - None of the information contained on the websites referred to or referenced in these consolidated financial statements is part of, or incorporated by reference in, the consolidated financial statements.

40.1. Capital Management

The Basel Ratio is part of the set of indicators monitored and evaluated in the process of Capital Management and is intended to measure the sufficiency of capital in relation to the exposure to risks. The table below shows the composition of the Reference Equity and of the Risk Weighted Assets, according to the standards of Bacen. During the period, Bradesco fulfilled all the minimum regulatory requirements.

Calculation basis - Basel Ratio	R$ thousands	
	Basel III	
	On March 31, 2025	On December 31, 2024
	Prudential Conglomerate	
Regulatory capital - values		
Common equity	114,756,958	106,012,668
Level I	134,814,099	124,632,919
Reference Equity - RE	160,025,251	149,109,173
Risk-weighted assets (RWA) - amounts		
Total RWA	1,035,930,881	1,008,667,813
Regulatory capital as a proportion of RWA		
Index of Common equity - ICP	11.1%	10.5%
Tier I Capital	13.0%	12.4%
Basel Ratio	15.4%	14.8%
Additional Common Equity (ACP) as a proportion of RWA		
Additional Common Equity Conservation - ACPConservation	2.50%	2.50%
Additional Contracyclic Common Equity - ACPContracyclic	0.00%	0.00%
Additional Systemic Importance of Common Equity - Systemic ACPS	1.00%	1.00%
Total ACP (1)	3.50%	3.50%
Excess Margin of Common Equity	3.09%	2.51%
Leverage Ratio (AR)		
Total exposure	1,922,073,096	1,860,789,433
AR	7.0%	6.7%
Short Term Liquidity Indicator (LCR)		
Total High Quality Liquid Assets (HQLA)	184,190,422	184,606,844
Total net cash outflow	135,671,320	130,795,356
LCR	135.8%	141.1%
Long Term Liquidity Indicator (NSFR)		
Available stable funding (ASF)	1,000,314,069	991,711,546
Stable resources required (RSF)	841,750,194	818,326,687
NSFR	118.8%	121.2%

(1) Failure to comply with ACP (public civil action) rules would result in restrictions on the payment of dividends and interest on equity, net surplus, share buyback, reduction of capital stock, and variable compensation to its managers.

40.2. Credit risk

Measurement of Credit Risk

Periodically, the Company evaluates the expected credit losses from financial assets by means of quantitative models, considering the historical experience of credit losses of the different types of portfolio (which can vary from 2 to 7 years), the current quality and characteristics of customers, operations, and mitigating factors, according to processes and internal governance.

The actual loss experience has been adjusted to reflect the differences between the economic conditions during the period in which the historical data was collected, current conditions and the vision of the Company about future economic conditions, which are incorporated into the measurement by means of econometric models that capture the current and future effects of estimates of expected losses. The main macroeconomic variables used in this process are the Brazilian interest rates, unemployment rates, inflation rates and economic activity indexes.

The estimate of expected loss of financial assets is divided into three categories (stages):

- Stage 1: Financial assets with no significant increase in credit risks;
- Stage 2: Financial assets with significant increase in credit risks; and
- Stage 3: Financial assets that are credit impaired.

The significant increase of credit risk is evaluated based on different indicators for classification in stages according to the customers' profile, the product type and the current payment status, as shown below:

Retail and Wholesale Portfolios:

- Stage 1: Financial assets whose obligations are current or less than 30 days past due and which have a low internal credit risk rating;
- Stage 2 (Significant increase in credit risk): Financial assets that are overdue obligations between 31 and 90 days or whose internal credit risk rating migrated from low risk to medium or high risk;
- Stage 3 (Defaulted or "impaired"): Financial assets whose obligations are overdue for more than 90 days or that present bankruptcy events, judicial recovery and restructuring of debt;
- Re-categorization from stage 3 to stage 2: Financial assets that settled overdue amounts and whose internal ratings migrated to medium risk;
- Re-categorization from stage 2 to stage 1: Financial assets that settled overdue amounts and whose internal ratings migrated to low risk; and
- Re-categorization from stage 3 to stage 1: Financial assets that returned regular payment leading to reclassification as low risk.

The expected losses are based on the multiplication of credit risk parameters: Probability of default (PD), Loss due to default (LGD) and Exposure at default (EAD).

The PD parameter refers to the probability of default perceived by the Company regarding the customer, according to the internal models of evaluation, which, in retail, use statistical methodologies based on the characteristics of the customer, such as the internal rating and business segment, and the operation, such as product and guarantee and, in the case of wholesale, they use specialist models based on financial information and qualitative analyses.

The LGD refers to the percentage of loss in relation to exposure in case of default, considering all the efforts of recovery, according to the internal model of evaluation that uses statistical methodologies based on the characteristics of the operation, such as product and guarantee. Customers with significant exposure have estimates based on individual analyses, which are based on the structure of the operation and expert knowledge, aiming to capture the complexity and the specifics of each operation.

EAD is the exposure (gross book value) of the customer in relation to the Company at the time of estimation of the expected loss. In the case of commitments or financial guarantees provided, the EAD will have the addition of the expected value of the commitments or financial guarantees provided that they will be converted into credit in case of default of the loan or credit rather than the customer.

Credit Risk Exposure

We present below the maximum credit risk exposure of the financial instruments:

				R$ thousands
	On March 31, 2025		On December 31, 2024	
	Gross value	Expected credit loss	Gross value	Expected credit loss
Financial assets				
Cash and balances with banks (Note 5)	134,006,535	-	146,614,670	-
Financial assets at fair value through profit or loss (Note 6)	437,236,480	(278,834)	371,883,348	-
Financial assets at fair value through other comprehensive income (Note 8) (1)	128,725,255	(4,002)	156,292,584	(14,306)
Loans and advances to financial institutions (Note 10)	168,393,333	-	196,421,127	(187,829)
Loans and advances to customers (Note 11)	729,253,198	(47,547,974)	720,239,586	(47,857,481)
Securities at amortized cost (Note 9)	250,416,751	(5,834,225)	273,148,967	(6,157,000)
Other assets (Note 16)	82,647,277	-	81,195,242	-
Other financial instruments with credit risk exposure				
Loan Commitments (Note 11 and 24)	328,699,826	(2,384,531)	342,660,453	(2,447,791)
Financial guarantees (Note 11 and 24)	116,462,126	(1,296,629)	119,229,609	(1,257,645)
Total risk exposure	**2,375,840,781**	**(57,346,195)**	**2,407,685,586**	**(57,922,052)**

(1) Financial assets measured at fair value through other comprehensive income are not reduced by the allowance for losses.

Loans and advances to customers

Concentration of credit risk

		R$ thousands
	On March 31, 2025	On December 31, 2024
Largest borrower	0.8%	0.7%
10 largest borrowers	4.1%	4.4%
20 largest borrowers	6.0%	7.0%
50 largest borrowers	9.6%	10.9%
100 largest borrowers	12.6%	14.0%

By Economic Activity Sector

The credit-risk concentration analysis presented below is based on the economic activity sector in which the counterparty operates.

				R$ thousands
	On March 31, 2025	%	On December 31, 2024	%
Public sector	**6,175,006**	**0.8**	**6,853,540**	**1.0**
Private sector	**723,078,192**	**99.2**	**713,386,046**	**99.0**
Total	**729,253,198**	**100.0**	**720,239,586**	**100.0**
Companies	**317,889,369**	**43.6**	**316,936,343**	**44.0**
Real estate and construction activities	22,579,570	3.1	23,610,490	3.3
Retail	37,032,577	5.1	37,709,778	5.2
Services	87,556,540	12.0	79,995,896	11.1
Transportation and concession	27,536,608	3.8	28,680,534	4.0
Automotive	7,780,661	1.1	7,553,422	1.0
Food products	13,662,388	1.9	13,677,857	1.9
Wholesale	21,168,109	2.9	20,378,978	2.8
Production and distribution of electricity	8,688,039	1.2	8,633,777	1.2
Oil, derivatives and aggregate activities	5,791,441	0.8	6,918,329	1.0
Other industries	86,093,436	11.8	89,777,282	12.5
Individuals	**411,363,829**	**56.4**	**403,303,243**	**56.0**

Credit Risk Mitigation

Potential credit losses are mitigated using a variety of types of collateral formally stipulated through legal instruments, such as conditional sales, liens and mortgages, by guarantees such as third-party sureties or guarantees, and also by financial instruments such as credit derivatives, or netting arrangements. The efficiency of these instruments is evaluated considering the time to recover and realize an asset given as collateral, its fair value, the guarantors' counterparty risk and the legal safety of the agreements. The main types of collateral include: term deposits; financial investments and securities; residential and commercial properties; movable properties such as vehicles, aircraft. Additionally, collateral may include commercial bonds such as invoices, checks and credit card bills. Sureties and guarantees may also include bank guarantees.

Credit derivatives are bilateral contracts in which one counterparty hedges credit risk on a financial instrument – its risk is transferred to the counterparty selling the hedge. Normally, the latter is remunerated throughout the period of the transaction. In the case default by the borrower, the buying party will receive a payment intended to compensate for the loss in the financial instrument. In this case, the seller receives the underlying asset in exchange for said payment.

The table below shows the fair value of guarantees of loans and advances to customers.

				R$ thousands
	On March 31, 2025		On December 31, 2024	
	Book value (1)	Fair Value of Guarantees	Book value (1)	Fair Value of Guarantees
Companies	**317,889,369**	**212,889,222**	**316,936,343**	**177,693,556**
Stage 1	285,300,246	195,917,479	284,237,991	167,357,458
Stage 2	7,812,142	5,901,543	6,946,383	5,014,721
Stage 3	24,776,981	11,070,200	25,751,969	5,321,377
Individuals	**411,363,829**	**381,391,885**	**403,303,243**	**278,052,177**
Stage 1	354,848,513	347,799,806	347,118,719	248,932,254
Stage 2	23,505,905	19,718,156	21,911,700	18,284,746
Stage 3	33,009,411	13,873,923	34,272,824	10,835,177
Total	**729,253,198**	**594,281,107**	**720,239,586**	**455,745,733**

(1) Of the total balance of loan operations, R$326,708,630 thousand (December 31, 2024 – R$438,532,231 thousand) refers to operations without guarantees.

40.3. Market risk

Financial Exposure – Trading Portfolio (Fair Value)

Risk factors	On March 31, 2025		On December 31, 2024	
				R$ thousands
	Assets	Liabilities	Assets	Liabilities
Fixed rates	66,403,650	21,101,022	124,477,896	10,549,194
IGP-M (General Index of market pricing) / IPCA (Consumer price index)	2,967,444	2,291,804	2,438,885	2,010,863
Exchange coupon	474,301	-	668,191	-
Foreign Currency	11,331,537	10,864,385	14,134,242	13,689,527
Equities	11,315,325	11,151,883	10,344,471	9,979,524
Sovereign/Eurobonds and Treasuries	18,953,006	16,040,083	21,988,976	19,627,310
Other	921,175	1,062,035	2,839,750	235,287
Total	**112,366,438**	**62,511,212**	**176,892,411**	**56,091,705**

VaR Internal Model – Trading Portfolio

The 1-day VaR of Trading Portfolio net of tax effects was R$16,470 thousand as of March 31, 2025, with the options risk factor classified in the "Others" group as the largest share of the Portfolio's risk.

Risk factors		R$ thousands
	On March 31, 2025	On December 31, 2024
Fixed rates	1,336	1,395
IGPM/IPCA	3,096	5,403
Exchange coupon	182	181
Foreign Currency	4,085	4,580
Sovereign/Eurobonds and Treasuries	2,758	4,112
Equities	2,538	2,829
Other	11,517	7,155
Correlation/diversification effect	(9,042)	(9,480)
VaR at the end of the period	**16,470**	**16,175**
Average VaR in the period	18,199	14,916
Minimum VaR in the period	13,843	4,982
Maximum VaR in the period	23,694	45,150

VaR Internal Model – Regulatory Portfolio

The capital is calculated by the normal delta VaR model based in Regulatory Portfolio, composed by Trading Portfolio and the Foreign Exchange Exposures and the Commodities Exposure of the Banking Portfolio. In addition, the historical simulation and the Delta-Gamma-Vega models of risk are applied to measure all risk factors to an options portfolio, whichever is the most conservative, whereby this risk of options is added to the VaR of the portfolio. In this model, risk value is extrapolated to the regulatory horizon[1] (the highest between 10 days and the horizon of the portfolio) by the 'square root of time' method. VaR and Stressed VaR shown below refer to a ten-day horizon and are net of tax effects.

[1] The maximum amount between the book's holding period and ten days, which is the minimum regulatory horizon required by Central Bank of Brazil, is adopted.

R$ thousands

Risk factors	On March 31, 2025		On December 31, 2024	
	VaR	Stressed	VaR	Stressed
Interest rate	15,165	64,078	20,444	23,846
Exchange rate	37,246	36,939	24,497	21,405
Commodity price (Commodities)	769	1,122	995	2,247
Equities	16,942	12,377	23,212	30,064
Correlation/diversification effect	(13,866)	(31,536)	(19,896)	(28,643)
VaR at the end of the period	**56,256**	**82,980**	**49,252**	**48,919**
Average VaR in the period	55,776	59,364	67,082	98,963
Minimum VaR in the period	38,929	32,579	32,264	33,126
Maximum VaR in the period	75,045	128,374	124,674	272,495

Note: Ten-day horizon VaR net of tax effects.

To calculate regulatory capital requirement according to the internal model, it is necessary to take into consideration the rules described by Central Bank Circular Letters No. 3,646/13 and No. 3,674/13, such as the use of VaR and Stressed VaR net of tax effects, the average in the last 60 days and its multiplier.

VaR Internal Model – Backtesting

The risk methodology applied is continuously assessed using backtesting techniques, which compare the one-day period VaR with the hypothetical profit or loss, obtained from the same positions used in the VaR calculation, and with the effective profit or loss, also considering the intraday operations for which VaR was estimated.

The main purpose of backtesting is to monitor, validate and assess the adherence of the VaR model, and the number of exceptions that occurred must be compatible with the number of exceptions accepted by the statistical tests conducted and the confidence level established. Another objective is to improve the models used by the Company, through analyses carried out with different observation periods and confidence levels, both for Total VaR and for each risk factor.

The daily results corresponding to the last 250 business days, exceeded the respective VaR with the 99% confidence level twice in the hypothetical view and three times in the effective view, in March/2025. In December/2024, the daily results corresponding to the last 250 business days exceeded the respective VaR with the 99% confidence level twice in the hypothetical view and three times in the effective view.

According to the document published by the Basel Committee on Banking Supervision, breakouts would be classified as "Bad luck or the markets moved in a way not predicted by the model", that is, the volatility was significantly higher than the expected and/or correlations were different from those assumed by the model.

Stress Analysis – Trading Portfolio

The Company also assesses on a daily basis the possible impacts on profit or loss in stress scenarios considering a holding period of 20 business days, ie, how much prices or interest rates can change in 20 business days based on historical data and prospective scenarios. This metric is monitored with limits established in the governance process. The scenarios are defined for each risk factor and they are represented as a shock or discount factors which are applied to the trading book position, thus, the value calculated represents a possible loss of the trading book in a stress scenario:

	R$ thousands	
	On March 31, 2025	On December 31, 2024
At the end of the year	72,901	124,714
Average in the year	95,858	238,134
Minimum in the year	51,135	98,257
Maximum in the year	166,684	473,851

Note: Values net of tax effects.

Sensitivity Analysis of Financial Exposures

The sensitivity analysis of the Company's financial exposures (Trading and Banking Portfolios) is performed on a quarterly basis and carried out based on the scenarios prepared for the respective dates, always taking into consideration market inputs available at the time and scenarios that would adversely impact our positions. As of December 31, 2022, the scenarios were:

Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices;

Scenario 2: 25.0% stresses were determined based on market information; and

Scenario 3: 50.0% stresses were determined based on market information.

The results show the impact for each scenario on a static portfolio position. The dynamism of the market and portfolios means that these positions change continuously and do not necessarily reflect the position demonstrated here. In addition, the Company has a continuous market risk management process, which is always searching for ways to mitigate the associated risks, according to the strategy determined by Management. Therefore, in cases of deterioration indicators in a certain position, proactive measures are taken to minimize any potential negative impact, aimed at maximizing the risk/return ratio for the Company.

Sensitivity Analysis – Trading Portfolio

R$ thousands

		Trading Portfolio (1)					
		On March 31, 2025			On December 31, 2024		
		Scenarios			Scenarios		
		1	2	3	1	2	3
Interest rate in Reais (2)	Exposure subject to variations in fixed interest rates and interest rate coupons	(41)	(18,564)	(39,549)	(69)	(24,757)	(50,192)
Price indexes	Exposure subject to variations in price index coupon rates	(44)	(10,532)	(22,304)	(110)	(9,118)	(16,071)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(13)	(1,746)	(3,453)	(5)	(670)	(1,330)
Foreign currency	Exposure subject to exchange rate variations	(2,523)	(63,066)	(126,131)	(2,401)	(60,037)	(120,073)
Equities	Exposure subject to variation in stock prices	(877)	(21,913)	(43,825)	(1,971)	(49,268)	(98,536)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	180	16,479	33,651	(26)	(6,451)	(13,634)
Other	Exposure not classified in other definitions	(1)	(23)	(45)	(61)	(1,515)	(3,029)
Total excluding correlation of risk factors		**(3,319)**	**(99,365)**	**(201,656)**	**(4,643)**	**(151,816)**	**(302,865)**

(1) Values net of taxes; and

(2) As a reference for the shocks applied to the 1-year vertex, the values were approximately 365 bps and 708 bps (scenarios 2 and 3 respectively) on March 31, 2025 (on December 31, 2024 - the values were approximately 372 bps and 722 bps in scenarios 2 and 3 respectively).

Sensitivity Analysis – Trading and Banking Portfolios

R$ thousands

		Trading and Banking Portfolios (1)					
		On March 31, 2025			On December 31, 2024		
		Scenarios			Scenarios		
		1	2	3	1	2	3
Interest rate in Reais (2)	Exposure subject to variations in fixed interest rates and interest rate coupons	(12,526)	(4,649,560)	(9,041,103)	(10,217)	(4,085,285)	(7,975,990)
Price indexes	Exposure subject to variations in price index coupon rates	(14,901)	(2,457,153)	(4,323,260)	(12,890)	(2,209,541)	(3,908,207)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(1,460)	(176,548)	(342,048)	(1,834)	(262,983)	(507,774)
Foreign currency	Exposure subject to exchange rate variations	(6,793)	(169,821)	(339,643)	(5,335)	(133,384)	(266,768)
Equities	Exposure subject to variation in stock prices	(31,875)	(796,878)	(1,593,757)	(32,045)	(801,129)	(1,602,258)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	1,834	194,266	379,742	2,296	272,371	525,099
Other	Exposure not classified in other definitions	6	159	318	(45)	(1,115)	(2,230)
Total excluding correlation of risk factors		**(65,715)**	**(8,055,535)**	**(15,259,751)**	**(60,070)**	**(7,221,066)**	**(13,738,128)**

(1) Values net of taxes; and

(2) As a reference for the shocks applied to the 1-year vertex, the values were approximately 376 bps and 741 bps (scenarios 2 and 3 respectively) on March 31, 2025 (on December 31, 2024 - the values were approximately 372 bps and 726 bps in scenarios 2 and 3 respectively).

40.4. Liquidity risk

Undiscounted cash flows of financial liabilities and insurance contracts

The table below presents the cash flows payable for non-derivative financial liabilities and insurance contracts, covering the remaining contractual period to maturity as from the date of the consolidated statement of financial position. The values disclosed in this table represent the undiscounted contractual cash flows.

R$ thousands

	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total on March 31, 2025	Total on December 31, 2024
Deposits from banks	254,131,671	23,342,205	29,781,016	20,945,725	3,483,989	331,684,606	353,942,812
Deposits from customers	165,128,003	24,949,269	115,819,273	271,064,136	621,457	577,582,138	617,308,449
Funds from securities issued	7,051,528	11,662,325	88,283,676	125,938,378	9,999,677	242,935,584	254,136,285
Subordinated debts	346,263	-	11,391,089	4,875,503	87,538,879	104,151,734	106,160,891
Insurance contract liabilities	696,338,396	12,174,293	8,068,136	29,259,831	83,311,367	829,152,023	852,353,171
Other financial liabilities (1)	48,329,808	37,978,984	10,374,316	7,249,905	667,598	104,600,611	101,086,011
Total liabilities on March 31, 2025	**1,171,325,669**	**110,107,076**	**263,717,506**	**459,333,478**	**185,622,967**	**2,190,106,696**	
Total liabilities on December 31, 2024	**1,232,136,722**	**107,755,472**	**272,535,530**	**469,141,649**	**203,418,246**		**2,284,987,619**

(1) Includes credit card transactions, foreign exchange transactions, negotiation and intermediation of securities, leases and capitalization bonds.

The assets available to meet all the obligations and cover the outstanding commitments include cash and cash equivalents, financial assets, loans and advances. Management may also cover unexpected cash outflows by selling securities and by having access to sources of additional funds, such as asset-backed-markets.

The cash flows that the Company estimates for these instruments may vary significantly from those presented. For example, it is expected that demand deposits of customers will maintain a stable or increasing balance, and it is not expected that these deposits will be withdrawn immediately.

In the Company, liquidity-risk management involves a series of controls, mainly related to the establishment of technical limits, with the ongoing evaluation of the positions assumed and the financial instruments used.

Undiscounted cash flows for derivatives

All the derivatives of the Company are settled at net value, and include:

- Foreign currency derivatives – over-the-counter currency options, currency futures, and currency options traded on an exchange; and
- Interest rate derivatives – interest rate swaps, forward rate contracts, interest rate options, other interest rate contracts, interest rate futures traded on an exchange and interest rate options traded on an exchange.

The table below analyzes the derivative financial liabilities that will be settled at net value, grouped based on the period remaining from the reporting date to the respective maturity date. The values disclosed in the table are undiscounted cash flows.

	R$ thousands						
	Up to 1 month	**From 1 to 3 months**	**From 3 months to 1 year**	**From 1 to 5 years**	**More than 5 years**	**Total on March 31, 2025**	**Total on December 31, 2024**
Differential of swaps payable	289,022	99,893	1,297,054	119,925	12,960,055	14,765,949	15,833,154
Non-deliverable forwards	5,076,545	349,100	518,745	283,422	-	6,227,812	3,015,522
Purchased	2,607,239	297,893	369,217	226,207	-	3,500,556	255,209
Sold	2,469,306	51,207	149,528	57,215	-	2,727,256	2,760,313
Premiums of options	694,739	77,018	181,420	460,871	4,909	1,418,957	1,656,654
Other	662,792	345,107	483,638	235,438	-	1,726,975	2,504,000
Total of derivative liabilities on March 31, 2025	**6,723,098**	**871,118**	**2,480,857**	**1,099,656**	**12,964,964**	**24,139,693**	
Total of derivative liabilities on December 31, 2024	**3,251,465**	**986,235**	**2,573,578**	**4,008,358**	**12,189,694**		**23,009,330**

Statement of financial position by maturities

The tables below show the financial assets and liabilities and insurance contract liabilities of the Group segregated by maturities used for the management of liquidity risks, in accordance with the remaining contractual maturities on the reporting date:

R$ thousands

	Current			Non-current			Total on March 31, 2025	Total on December 31, 2024
	1 to 30 days	31 to 180 days	181 to 360 days	1 to 5 years	More than 5 years	No stated maturity		
Assets								
Cash and balances with banks	134,006,535	-	-	-	-	-	134,006,535	146,614,670
Financial assets at fair value through profit or loss	420,596,282	1,838,375	1,551,190	8,088,801	4,882,998	-	436,957,646	371,883,348
Financial assets at fair value through other comprehensive income	13,065,178	13,999,144	3,566,865	38,169,133	59,924,935	-	128,725,255	156,292,584
Loans and advances to customers, net of impairment	139,965,464	144,043,122	84,616,590	236,215,668	76,864,380	-	681,705,224	672,382,105
Loans and advances to financial institutions, net of impairment	9,823,579	28,123,996	4,352,947	91,020,614	35,072,197	-	168,393,333	196,233,298
Securities, net of provision for expected losses	3,797,218	13,802,837	20,408,183	142,014,870	64,559,418	-	244,582,526	266,991,967
Other financial assets (1)	39,876,437	25,937,151	5,921,411	8,692,693	2,219,585	-	82,647,277	81,195,242
Total financial assets on March 31, 2025	**761,130,693**	**227,744,625**	**120,417,186**	**524,201,779**	**243,523,513**	**-**	**1,877,017,796**	
Total financial assets on December 31, 2024	**910,635,292**	**197,604,624**	**124,564,422**	**451,709,544**	**207,079,332**	**-**		**1,891,593,214**
Liabilities								
Deposits from banks	281,460,029	29,304,150	15,169,504	18,009,056	2,327,830	-	346,270,569	323,422,783
Deposits from customers (2)	193,323,254	52,395,588	84,548,094	289,865,873	183,888	-	620,316,697	621,934,680
Funds from securities issued	9,795,973	44,372,740	76,517,544	124,154,736	8,344,683	-	263,185,676	244,966,258
Subordinated debts	344,293	9,811,152	1,040,072	3,724,821	24,852,245	19,153,355	58,925,938	50,337,854
Other financial liabilities (3)	48,329,808	37,978,984	10,374,316	7,249,905	667,598	-	104,600,611	82,619,532
Financial liabilities at fair value through profit or loss	964,135	1,846,843	1,839,928	8,590,742	2,200,505	-	15,442,153	15,542,220
Other financial instruments with credit risk exposure							-	
Loan Commitments	-	-	-	2,384,531	-	-	2,384,531	2,274,316
Financial guarantees	1,296,629	-	-	-	-	-	1,296,629	1,202,614
Liabilities of insurance contracts (2)	320,732,459	11,889,568	7,631,303	23,397,797	25,879,352	-	389,530,479	344,792,222
Total financial liabilities on March 31, 2025	**856,246,580**	**187,599,025**	**197,120,761**	**477,377,461**	**64,456,101**	**19,153,355**	**1,801,953,283**	
Total financial liabilities on December 31, 2024	**885,388,340**	**180,580,649**	**214,445,408**	**459,523,561**	**62,859,713**	**18,620,251**		**1,687,092,479**

(1) Includes, primarily, foreign exchange operations, debtors for guarantee deposits and trading and intermediation of values;

(2) Demand and savings deposits and insurance contract liabilities, represented by "VGBL" and "PGBL" products, are classified within a period of 1 to 30 days, without considering the historical average turnover; and

(3) Primarily includes credit card operations, foreign exchange operations, trading and intermediation of securities, financial leasing and capitalization plans.

The tables below show the assets and liabilities of the Company segregated by current and non-current, in accordance with the remaining contractual maturities on the reporting date:

				R$ thousands
	Current	Non-current	Total on March 31, 2025	Total on December 31, 2024
Assets				
Total financial assets	**1,109,292,504**	**767,725,292**	**1,877,017,796**	**1,891,593,214**
Non-current assets held for sale	3,664,554	-	3,664,554	3,494,950
Investments in associated companies	-	12,085,618	12,085,618	11,029,012
Property and equipment	-	9,141,222	9,141,222	10,220,444
Intangible assets and goodwill	-	23,300,284	23,300,284	23,749,208
Current income and other tax assets	4,715,337	7,404,475	12,119,812	11,764,176
Deferred tax liabilities	27,247,538	76,266,749	103,514,287	101,808,543
Other assets	11,929,635	1,876,496	13,806,131	15,824,815
Total non-financial assets	**47,557,064**	**130,074,844**	**177,631,908**	**177,891,148**
Total assets on March 31, 2025	**1,156,849,568**	**897,800,136**	**2,054,649,704**	
Total assets on December 31, 2024	**1,292,074,023**	**777,410,339**		**2,069,484,362**
Liabilities				
Total financial liabilities	**1,240,966,366**	**560,986,917**	**1,801,953,283**	**1,821,417,922**
Other provisions	6,760,805	13,083,149	19,843,954	20,033,774
Current income tax liabilities	1,175,259	-	1,175,259	2,043,616
Deferred tax liabilities	-	1,584,642	1,584,642	1,664,666
Other liabilities	55,795,006	3,246,733	59,041,739	55,381,892
Total non-financial liabilities	**63,731,070**	**17,914,524**	**81,645,594**	**79,123,948**
Total shareholders' equity	**-**	**171,050,827**	**171,050,827**	**168,942,492**
Total equity and liabilities on March 31, 2025	**1,304,697,436**	**749,952,268**	**2,054,649,704**	
Total equity and liabilities on December 31, 2024	**1,339,534,649**	**729,949,713**		**2,069,484,362**

40.5. Fair value of financial assets and liabilities

The tables below present the composition of the financial assets and liabilities measured at fair value, classified using the hierarchical levels:

				R$ thousands
	On March 31, 2025			
	Level 1	Level 2	Level 3	Fair Value
Financial assets at fair value through profit or loss	**373,578,445**	**41,997,121**	**3,044,921**	**418,620,487**
Brazilian government bonds	322,654,888	23,044	-	322,677,932
Corporate debt and marketable equity securities	34,350,045	9,613,176	3,044,921	47,008,142
Bank debt securities	1,286,753	32,360,901	-	33,647,654
Mutual funds	14,734,361	-	-	14,734,361
Foreign governments securities	279,658	-	-	279,658
Brazilian sovereign bonds	272,740	-	-	272,740
Derivatives	**(1,242,383)**	**4,549,343**	**(411,954)**	**2,895,006**
Derivative financial instruments (assets)	7,782,562	10,444,638	109,959	18,337,159
Derivative financial instruments (liabilities)	(9,024,945)	(5,895,295)	(521,913)	(15,442,153)
Financial assets at fair value through other comprehensive income	**127,095,294**	**605,793**	**1,024,168**	**128,725,255**
Brazilian government bonds	105,878,178	6,639	10,547	105,895,364
Corporate debt securities	1,617,153	599,032	-	2,216,185
Bank debt securities	1,079,693	122	-	1,079,815
Brazilian sovereign bonds	7,388,088	-	-	7,388,088
Foreign governments securities	7,043,417	-	-	7,043,417
Mutual funds	458,446	-	-	458,446
Marketable equity securities and other stocks	3,630,319	-	1,013,621	4,643,940
Total	**499,431,356**	**47,152,257**	**3,657,135**	**550,240,748**

				R$ thousands
	On December 31, 2024			
	Level 1	Level 2	Level 3	Fair Value
Financial assets at fair value through profit or loss	**308,064,812**	**41,731,862**	**2,251,689**	**352,048,363**
Brazilian government bonds	263,224,363	-	-	263,224,363
Corporate debt and marketable equity securities	30,626,530	8,759,461	2,251,689	41,637,680
Bank debt securities	4,010,896	32,972,401	-	36,983,297
Mutual funds	9,368,468	-	-	9,368,468
Foreign governments securities	468,521	-	-	468,521
Brazilian sovereign bonds	366,034	-	-	366,034
Derivatives	**(2,537,088)**	**6,551,467**	**(420,005)**	**3,594,374**
Derivative financial instruments (assets)	3,199,679	16,497,753	137,553	19,834,985
Derivative financial instruments (liabilities)	(5,736,767)	(9,946,286)	(557,558)	(16,240,611)
Financial assets at fair value through other comprehensive income	**152,116,761**	**3,061,706**	**1,114,117**	**156,292,584**
Brazilian government bonds	123,817,265	-	11,750	123,829,015
Corporate debt securities	1,467,682	182,142	-	1,649,824
Bank debt securities	1,115,295	2,879,564	17,438	4,012,297
Brazilian sovereign bonds	8,960,333	-	-	8,960,333
Foreign governments securities	8,324,658	-	-	8,324,658
Mutual funds	4,951,794	-	-	4,951,794
Marketable equity securities and other stocks	3,479,734	-	1,084,929	4,564,663
Total	**457,644,485**	**51,345,035**	**2,945,801**	**511,935,321**

Reconciliation of securities and derivative financial instruments measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

					R$ thousands
	Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Assets Derivative	Liabilities Derivatives	Total
On December 31, 2023	**801,331**	**1,564,028**	**152,986**	**(529,396)**	**1,988,949**
Included in profit or loss	84,737	10,168	-	-	94,905
Included in other comprehensive income	-	(19,182)	-	-	(19,182)
Acquisitions	-	24	70,816	(88,774)	(17,934)
Write-offs	(8,152)	(18,498)	-	-	(26,650)
Transfers (to)/from other levels (1)	-	59,601	-	-	59,601
On March 31, 2024	**877,916**	**1,596,141**	**223,802**	**(618,170)**	**2,079,689**
On December 31, 2024	**2,251,689**	**1,114,117**	**137,553**	**(557,558)**	**2,945,801**
Included in profit or loss	687,994	(2,849)	-	-	685,145
Included in other comprehensive income	-	(61,667)	-	-	(61,667)
Acquisitions	123,219	-	-	-	123,219
Write-offs	(38,258)	(7,995)	(27,595)	35,646	(38,202)
Transfer between categories	15,742	(17,438)	-	-	(1,696)
Transfers (to)/from other levels (1)	4,535	-	-	-	4,535
On March 31, 2025	**3,044,921**	**1,024,168**	**109,958**	**(521,912)**	**3,657,135**

(1) These securities were reclassified between levels 2 and 3, as there was an increase in credit risk and the spread curve has unobservable parameters. When there is a reduction in this credit risk, the securities are transferred from level 3 to level 2.

The tables below show the gains/(losses) due to changes in fair value and interest income, including the realized and unrealized gains and losses, recorded in the consolidated statement of income for Level 3 assets and liabilities:

			R$ thousands
	Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Total
Net interest income	2,227	10,168	12,395
Net trading gains/(losses) realized and unrealized	82,510	(19,182)	63,328
Total on March 31, 2024	**84,737**	**(9,014)**	**75,723**
Net interest income	489,605	(2,849)	486,756
Net trading gains/(losses) realized and unrealized	198,389	(61,667)	136,722
Total on March 31, 2025	**687,994**	**(64,516)**	**623,478**

Sensitivity analysis for financial assets classified as Level 3

	R$ thousands					
	On March 31, 2025					
	Impact on income (1)			Impact on shareholders' equity (1)		
	1	2	3	1	2	3
Interest rate in Reais	(2)	(631)	(1,197)	(1)	(238)	(459)
Price indexes	(0)	(32)	(59)	-	-	-
Exchange coupon	(44)	(5,376)	(10,370)	-	-	-
Foreign currency	1,430	35,738	71,475	-	-	-
Equities	11,026	275,648	551,297	5,554	138,847	277,694

(1) Values net of taxes.

The sensitivity analyses were carried out based on the scenarios prepared for the dates shown, always taking into consideration market inputs available at the time and scenarios that would adversely impact our positions, in accordance with the scenarios below:

Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices;

Scenario 2: 25.0% stresses were determined based on market information; and

Scenario 3: 50.0% stresses were determined based on market information.

Financial instruments not measured at fair value

The table below summarizes the carrying amounts and the fair values of the financial assets and liabilities that were not presented in the consolidated statements of financial position at their fair value, classified using the hierarchical levels:

	R$ thousands				
	On March 31, 2025				
	Fair Value				Book value
	Level 1	Level 2	Level 3	Total	
Financial assets (1)					
Loans and advances					
· Financial Institutions	-	168,401,405	-	168,401,405	168,393,333
· Customers	-	-	557,308,727	557,308,727	729,253,198
Securities at amortized cost	137,267,139	89,709,756	16,716,357	243,693,252	250,416,751
Financial liabilities					
Deposits from banks	-	-	345,969,341	345,969,341	346,270,569
Deposits from customers	-	-	617,686,103	617,686,103	620,316,697
Funds from securities issued	-	-	264,361,272	264,361,272	263,185,676
Subordinated debts	-	-	60,512,630	60,512,630	58,925,938

	R$ thousands				
	On December 31, 2024				
	Fair Value				Book value
	Level 1	Level 2	Level 3	Total	
Financial assets (1)					
Loans and advances					
· Financial Institutions	-	196,235,524	-	196,235,524	196,233,298
· Customers	-	-	727,760,109	727,760,109	720,239,586
Securities at amortized cost	151,449,296	98,794,868	10,067,466	260,311,630	273,148,967

	R$ thousands				
	On December 31, 2024				
	Fair Value				Book value
	Level 1	Level 2	Level 3	Total	
Financial liabilities					
Deposits from banks	-	-	374,212,384	374,212,384	361,818,310
Deposits from customers	-	-	644,856,874	644,856,874	644,338,463
Funds from securities issued	-	-	259,054,688	259,054,688	257,977,344
Subordinated debts	-	-	58,990,729	58,990,729	57,458,927

(1) The amounts of loans and advances are presented net of the allowance for impairment losses.

40.6. Insurance/Underwriting risk

Risk Concentration

The Company operates throughout the national territory, and potential exposures to risk concentration are monitored through management reports where the results of insurance contracts sold by branch are observed. The table below shows the concentration of risks based on the values of insurance liabilities:

Insurance liabilities	R$ thousands					
	On March 31					
	2025			2024		
	Gross	Reinsurance	Net of tax	Gross	Reinsurance	Net of tax
Life	23,331,459	32,830	23,298,629	22,599,792	34,897	22,564,895
Pension plans	345,263,837	-	345,263,837	311,888,001	-	311,888,001
Non-Life	3,631,594	38,286	3,593,308	3,350,966	12,279	3,338,687
Health (Health and Dental)	17,303,512	-	17,303,512	15,803,397	-	15,803,397

Sensitivity test

The purpose of the sensitivity test is to measure impacts, in the event of isolated, reasonably possible changes in assumptions inherent to the Group's operations that may be affected due to the risk underwriting process and that are considered relevant on the balance sheet date.

As risk factors, the following premises were elected:

- Risk-free interest rate – represents the minimum level of profitability that can be taken for granted by the Group. The test evaluated the impact of an increase in the risk-free interest rate curve;
- Income Conversion – The test evaluated the impact of an increase in the income conversion ratio for annuity contracts;
- Longevity (Improvement) – represents an individual's life expectancy, based on their year of birth, their current age, and other demographic factors, including gender. The test evaluated the impact of an increase in the estimate of improvement in life expectancy for annuity contracts; and
- Loss ratio – is the main indicator of insurance contracts and is equivalent to the ratio between the expenses and the income that the Group received for the contract. The test assessed the impact of an increase in claims.

Sensitivity test results

The table below shows the impact on the Company's results and equity in insurance liabilities for life insurance with survivorship coverage, pension plans and individual life insurance, considering variations in the risk factor:

	On March 31, 2025 - R$ thousand
Interest Rate - Variation of +5% (*)	**Results in the insurance liabilities (**)**
Pension Plans	(285,798)

(*) To better reflect the interest rate risk, the projected profitability of balances was sensitized and the bottom-up rate, used to discount flows, was not sensitized.

	On March 31, 2025 - R$ thousand
Conversion into Income - variation of + 5%	**Results in the insurance liabilities (**)**
Pension Plans	(23,656)

	On March 31, 2025 - R$ thousand
Longevity (Improvement) - Variation of +0,2%	**Results in the insurance liabilities (**)**
Pension Plans	(146,771)

(**) Reinsurance is not subject to the application of the shock, as it is a non-proportional and immaterial contract.

For non-life insurance, life except individual life, and health including dental insurance, the table below shows the result of the impact on the Group's income and shareholders' equity if there was an variation in the loss ratio:

Sensitivity - 1% Variation	R$ thousands			
	Gross of reinsurance		Net of reinsurance	
	On March 31, 2025	On December 31, 2024	On March 31, 2025	On December 31, 2024
Non-Life	(14,385)	(13,898)	(14,300)	(13,834)
Life	(9,421)	(8,567)	(9,371)	(8,523)
Health (Health and Dental)	(59,873)	(53,667)	(59,873)	(53,667)

41) SUPPLEMENTARY PENSION PLANS

Total contributions made, in the year ended March 31, 2025, were R$108,925 thousand (R$285,694 thousand in 2024).

42) OTHER INFORMATION

a) On August 8, 2024, we, through our direct subsidiaries, firmed an Investment Agreement with John Deere Brasil S.A. (John Deere Brasil), a wholly owned subsidiary of Deere & Company (USA), one of the global leaders in the supply of agricultural, construction and forestry equipment. Through this agreement, we hold a 50% stake in Banco John Deere S.A. This strategic partnership aims to further strengthen our position in the agribusiness and construction sectors by expanding the supply of financing and financial services to clients and dealers in the acquisition of John Deere group's equipment, parts and services. On February 10, 2025, after fulfilling the usual, legal, and regulatory preceding conditions, the investment was completed.

Reporting Date April 29, 2025

Board of Directors

Chairman
Luiz Carlos Trabuco Cappi

Vice Chairman
Alexandre da Silva Glüher

Members
Denise Aguiar Alvarez
Maurício Machado de Minas
Rubens Aguiar Alvarez
Octavio de Lazari Junior
Rogério Pedro Câmara

Independent Members
Samuel Monteiro dos Santos Junior
Walter Luis Bernardes Albertoni
Paulo Roberto Simões da Cunha
Denise Pauli Pavarina

Board of Executive Officers

Chief Executive Officer
Marcelo de Araújo Noronha

Executive Vice-Presidents
Cassiano Ricardo Scarpelli
Moacir Nachbar Junior
José Ramos Rocha Neto
Guilherme Muller Leal
Bruno D´Avila Melo Boetger

Executive Officers
João Carlos Gomes da Silva
Roberto de Jesus Paris
Oswaldo Tadeu Fernandes
Edilson Dias dos Reis
Juliano Ribeiro Marcílio
André Luis Duarte de Oliveira
Cintia Scovine Barcelos de Souza
Fernando Freiberger
José Augusto Ramalho Miranda
Marcos Valério Tescarolo
Renata Geiser Mantarro
Vinicius Urias Favarão
Silvana Rosa Machado
Túlio Xavier de Oliveira
Francesco Di Marcello

Officers
Affonso Correa Taciro Junior
Alessandro Zampieri
Alexandre Cesar Pinheiro Quercia
Alexandre Panico
Ana Luisa Rodela Blanco
André Costa Carvalho
André David Marques
André Ferreira Gomes
Antonio Campanha Junior
Bráulio Miranda Oliveira
Bruno Funchal
Bruno Rosa Cardoso
Carlos Henrique Villela Pedras
Carlos Leibowicz
Carlos Wagner Firetti
Clayton Neves Xavier
*Cristiano Adjuto e Campos
Cristina Coelho de Abreu Pinna
Daniela Pinheiro de Castro
Danilo Luis Damasceno
Fábio Suzigan Dragone
Fernando Antônio Tenório
Fernando Honorato Barbosa
Francisco Armando Aranda
Jeferson Ricardo Garcia Honorato
José Leandro Borges
Juliana Laham
Julio Cardoso Paixão
Júlio César de Almeida Guedes
Layette Lamartine Azevedo Junior
Leandro José Diniz
Leandro Karam Correa Leite
Leandro Marçal Araújo
Letícia Cardelli Buso Gomes
Luis Claudio de Freitas Coelho Pereira
Luiz Philipe Roxo Biolchini
Manoel Guedes de Araujo Neto
Marcelo Souza Ramos
Marco Aurélio Galicioli
Marcos Alexandre Pina Cavagnoli
Marcos Daniel Boll
Marina Bauab Carvalho Werebe
Marina Claudia González Martin de Carvalho
Marina Gravina Veasey
Mateus Pagotto Yoshida
Nairo José Martinelli Vidal Júnior
Nathalia Lobo Garcia Miranda
Patrícia Kessler de Assumpção
Rafael Forte Araújo Cavalcanti
Rafael Padilha de Lima Costa
Ricardo Eleutério da Silva
Roberto França
Roberto Medeiros Paula
Romero Gomes de Albuquerque
Rubia Becker
Ruy Celso Rosa Filho
Soraya Bahde
Telma Maria dos Santos Calura
Vasco Azevedo
Vinícius Panaro

Regional Officers
Altair Luiz Guarda
Amadeu Emilio Suter Neto
César Cabús Berenguer Silvany
Deborah D'Avila Pereira Campani Santana
Edmir José Domingues
Hebercley Magno dos Santos Lima
José Roberto Guzela
Marcelo Magalhães
Marcos Alberto Willemann
Nelson Pasche Junior
Welder Coelho de Oliveira

Committees Subordinated to the Board of Directors

Comitês Estatutários

Audit Committee
Paulo Ricardo Satyro Bianchini – Coordinator
Amaro Luiz de Oliveira Gomes – Qualified Member
* Antonio José da Barbara - Member
* Samuel Monteiro dos Santos Junior - Member

Remuneration Committee
Alexandre da Silva Glüher - Coordinator
Maurício Machado de Minas
Samuel Monteiro dos Santos Junior
Fabio Augusto Iwasaki (Non-Manager)

Non-Statutory Committees

Ethics Integrity and Conduct Committee
Alexandre da Silva Glüher - Coordinator
Maurício Machado de Minas
Walter Luis Bernardes Albertoni
Rubens Aguiar Alvarez
Octavio de Lazari Junior
Rogério Pedro Câmara
Marcelo de Araújo Noronha
Cassiano Ricardo Scarpelli
Moacir Nachbar Junior
José Ramos Rocha Neto
Silvana Rosa Machado
Ivan Luiz Gontijo Júnior
Affonso Correa Taciro Junior

Risk Committee
Maurício Machado de Minas - Coordinator
Samuel Monteiro dos Santos Junior
Paulo Roberto Simões da Cunha
Rogério Pedro Câmara

Nomination and Succession Planning Committee
Luiz Carlos Trabuco Cappi - Coordinator
Alexandre da Silva Glüher
Maurício Machado de Minas
Octavio de Lazari Junior
Marcelo de Araújo Noronha

Sustainability and Diversity Committee
Maurício Machado de Minas - Coordinator
Alexandre da Silva Glüher
Denise Aguiar Alvarez
Walter Luis Bernardes Albertoni
Denise Pauli Pavarina
Octavio de Lazari Junior
Rogério Pedro Câmara
Marcelo de Araújo Noronha
Moacir Nachbar Junior
Bruno D'Avila Melo Boetger
Juliano Ribeiro Marcílio
Silvana Rosa Machado
André Costa Carvalho
Fabiana Costa Tolentino

Strategic Committee
Alexandre da Silva Glüher - Coordinator
Maurício Machado de Minas
Samuel Monteiro dos Santos Junior
Denise Pauli Pavarina
Octavio de Lazari Junior
Marcelo de Araújo Noronha
Vinicius Urias Favarão

Committee Subordinated to the Chief Executive Officer

Disclosure Executive Committee
André Costa Carvalho - Coordinator
Marcelo de Araújo Noronha
Cassiano Ricardo Scarpelli
Moacir Nachbar Junior
José Ramos Rocha Neto
Guilherme Muller Leal
Roberto de Jesus Paris
Oswaldo Tadeu Fernandes
Vinicius Urias Favarão
Ivan Luiz Gontijo Júnior
Antonio Campanha Junior
Marina Claudia González Martin de Carvalho
Vinícius Panaro

Fiscal Council

Sitting Members
José Maria Soares Nunes
Joaquim Caxias Romão
Vicente Carmo Santo
Ludmila de Melo Souza
Ava Cohn

Deputy Members
Frederico William Wolf
Artur Padula Omuro
Luiz Eduardo Nobre Borges
Mônica Pires da Silva
Marcos Aparecido Galende

Ombudsman Department
Marcos Daniel Boll - Ombudsman

General Accounting Department
Vinícius Panaro
Accountant – CRC 1SP324844/O-6

* appointment/election pending approval by BACEN, consequently they did not take office

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04711-904 - São Paulo/SP - Brasil
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kpmg.com.br

Independent Auditors´ report on review of condensed consolidated interim financial statements

To
Board of Directors and Shareholders of
Banco Bradesco S.A.
Osasco - SP

Introduction

We have reviewed the condensed consolidated interim financial statements of Banco Bradesco S.A. ("Bradesco" or "Bank") as of March 31, 2025, which comprise the condensed consolidated statements of financial position as of March 31, 2025 and the related condensed consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for the three-month period then ended, and notes to the condensed consolidated interim financial statements.

Bradesco's management is responsible for the preparation and presenting of these condensed consolidated interim financial statements in accordance with IAS 34 – Interim Financial Reporting issued by International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these condensed consolidated interim financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review (NBC TR 2410 - *Revisão de Informações Intermediárias Executada pelo Auditor da Entidade* and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements, as of March 31, 2025, are not prepared, in all material respects, in accordance with IAS 34 – Interim Financial Reporting.

São Paulo, April 30, 2025

KPMG Auditores Independentes Ltda.
CRC 2SP-027685/O-0 F SP

Original report in Portuguese signed by

Cláudio Rogélio Sertório Accountant
CRC 1SP212059/O-0

The Fiscal Council's members, in the exercise of their legal and statutory attributes, have examined the Management Report and the Consolidated Financial Statements of Banco Bradesco S.A. (Bradesco), related to the first quarter of 2025 and, based on: (i) in meetings held with KPMG Auditores Independentes and in its reports; (ii) in meetings held with the Audit Committee and in its reports; and (iii) in the information received in meetings with Bradesco's administrators and area managers, concluded that the cited documents examined adequately reflect Bradesco's equity and financial situation and ratifies KPMG Auditores Independentes and Audit Committee's judgment that internal controls are appropriate to the size and complexity of their businesses.

Cidade de Deus, Osasco, SP, April 30, 2025

José Maria Soares Nunes

Joaquim Caxias Romão

Vicente Carmo Santo

Ludmila de Melo Souza

Ava Cohn

For further information, please contact:

André Carvalho

Investor Relations Officer

investors@bradesco.com.br

Cidade de Deus, s/n – Silver Building – 4th floor

Osasco-SP

Brazil

banco.bradesco/ri

bradesco

bradesco